UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

First half 2024

Financial Report

This is a free translation into English of the Orange First half 2024 Financial Report issued in the French language, which is required by article L.451-1-2 of the French Monetary and Financial Code.

The Report was filed with the Autorité des Marchés Financiers on July 24, 2024.

Table of contents

1. Interim management report for the first half of 2024

1.1 Overview

1.2 Analysis of the Group’s results and capital expenditure

1.3 Review by business segment

1.4 Cash flows and financial debt of telecom activities

1.5 Financial indicators not defined by IFRS

1.6 Additional information

2. Interim condensed consolidated financial statements for the first half of 2024

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders' equity

Analysis of changes in shareholders' equity related to components of the other comprehensive income

Consolidated statement of cash flows

Notes to the consolidated financial statements

3. Statement by the person responsible

4. Statutory auditors’ review report on the half-year financial information

1.     Interim management report for the first half of 2024

1.1 Overview

1.1.1 Financial data and workforce information

1.1.2 Summary of results for the first half of 2024

1.1.3 Significant events

1.1.4 Financial objectives and main risks and uncertainties

1.2 Analysis of the Group’s results and capital expenditure

1.2.1 Group revenues

1.2.1.1 Revenues

1.2.1.2 Number of accesses of telecom activities

1.2.2 Group operating results

1.2.2.1 Group EBITDAaL

1.2.2.2 Group operating income

1.2.3 Group consolidated net income

1.2.3.1 Consolidated net income of continuing operations

1.2.3.2 Consolidated net income of discontinued operations

1.2.3.3 Consolidated net income

1.2.4 Group consolidated comprehensive income

1.2.5 Group capital expenditure

1.2.5.1 Economic CAPEX

1.2.5.2 Telecommunication licenses

1.3 Review by business segment

1.3.1 France

1.3.1.1 Revenues - France

1.3.1.2 EBITDAaL - France

1.3.1.3 Operating income - France

1.3.1.4 Economic CAPEX - France

1.3.1.5 Additional information - France

1.3.2 Europe

1.3.2.1 Revenues - Europe

1.3.2.2 EBITDAaL - Europe

1.3.2.3 Operating income - Europe

1.3.2.4 Economic CAPEX - Europe

1.3.2.5 Additional information - Europe

1.3.3 Africa & Middle East

1.3.3.1 Revenues - Africa & Middle East

1.3.3.2 EBITDAaL - Africa & Middle East

1.3.3.3 Operating income - Africa & Middle East

1.3.3.4 Economic CAPEX - Africa & Middle East

1.3.3.5 Additional information - Africa & Middle East

1.3.4 Orange Business

1.3.4.1 Revenues - Orange Business

1.3.4.2 EBITDAaL - Orange Business

1.3.4.3 Operating income - Orange Business

1.3.4.4 Economic CAPEX - Orange Business

1.3.4.5 Additional information - Orange Business

1.3.5 Totem

1.3.5.1 Revenues - Totem

1.3.5.2 EBITDAaL - Totem

1.3.5.3 Operating income - Totem

1.3.5.4 Economic CAPEX - Totem

1.3.6 International Carriers & Shared Services

1.3.6.1 Revenues - International Carriers & Shared Services

1.3.6.2 EBITDAaL - International Carriers & Shared Services

1.3.6.3 Operating income - International Carriers & Shared Services

1.3.6.4 Economic CAPEX - International Carriers & Shared Services

1.3.7 Mobile Financial Services

1.3.7.1 Operating activities

1.3.7.2 Assets, liabilities and cash flows

1.4 Cash flows and financial debt of telecom activities

1.4.1 Liquidity and cash flows from telecom activities

1.4.1.1 Organic cash flow and free cash flow all-in from telecom activities

1.4.1.2 Cash flows from telecom activities

1.4.2 Financial debt and liquidity position of telecom activities

1.5 Financial indicators not defined by IFRS

1.5.1 Data on a comparable basis

1.5.2 EBITDAaL

1.5.3 eCAPEX

1.5.4 EBITDAaL - eCAPEX

1.5.5 Organic cash flow from telecom activities

1.5.6 Free cash flow all-in from telecom activities

1.5.7 Net financial debt

1.5.8 Ratio of net financial debt to EBITDAaL from telecom activities

1.6 Additional information

1.6.1 Unrecognized litigation and contractual commitments

1.6.2 Related-party transactions

1.6.3 Subsequent events

1.6.4 Financial glossary

This report contains forward-looking statements about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.1 Risk factors of the 2023 Universal Registration Document.

The following comments are based on the Interim condensed consolidated financial statements prepared in accordance with IFRS (International Financial Reporting Standards, see Note 2 to the Interim condensed consolidated financial statements). These financial statements have been subject to a limited review by the Statutory Auditors.

Impact of the creation of MásOrange and changes in segment information

The creation of MásOrange (the joint venture between Orange and MásMóvil in Spain, see Section 1.1.3 Significant events and Note 4.2 to the Interim condensed consolidated financial statements) resulted in Orange ceasing to have exclusive control of Orange Espagne and its subsidiaries on March 26, 2024. In line with this transaction, and in accordance with the principles of IFRS 5 "Non-current assets held for sale and discontinued operations," Orange Espagne and its subsidiaries (which made up the Spain business segment) are treated as discontinued operations in the consolidated income statement (see Note 3 to the Interim condensed consolidated financial statements). It should be noted that:

−     in the income statement, the contribution of the Spain segment to Group results is presented separately and in aggregate on the line "consolidated net income of discontinued operations" and the amortization/depreciation of intangible assets and property, plant and equipment was stopped as of February 20, 2024 (date of approval of the transaction by the European Commission). To allow the periods presented to be compared, income statement data and customer bases relating to the first half of 2023 have been retrospectively restated. In addition, to enhance the comparability of financial information, operating flows between the Spain segment and other Group segments have not been eliminated for all periods presented (see Note 3 to the Interim condensed consolidated financial statements);

−     Orange Espagne and its subsidiaries are no longer fully consolidated as of March 26, 2024;

−     since the investment in MásOrange has been accounted for using the equity method since March 26, 2024, the results of the joint venture have been included in the share of profits (losses) of associates and joint ventures in the Europe segment since this date (see Note 9 to the Interim condensed consolidated financial statements);

−     and the presentation of segment information has changed (see Note 1.1 to the Interim condensed consolidated financial statements).

Information on the data presented

Data on a comparable basis, EBITDA after Leases (referred to as "EBITDAaL"), economic CAPEX (referred to as "eCAPEX" or "economic CAPEX"), the "EBITDAaL - eCAPEX" indicator, organic cash flow from telecom activities, free cash flow all-in from telecom activities, net financial debt and the ratio of net financial debt to EBITDAaL from telecom activities are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them and considers them useful for readers, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

Data on a historical basis (see Section 1.6.4 Financial glossary) relate to data for prior periods as reported in the Interim condensed consolidated financial statements for the current period. The transition from data on a historical basis to data on a comparable basis for the first half of 2023 is set out in Section 1.5.1 Data on a comparable basis.

The segment information (see Note 1 to the Interim condensed consolidated financial statements) presented in the following sections is understood to be, unless stated otherwise, before eliminations for transactions with other segments.

Unless stated otherwise, data in the tables are presented in millions of euros, without a decimal point. This presentation may lead to non-material differences in the totals and sub-totals in the tables in certain cases. Furthermore, the changes presented are calculated on the basis of data in thousands of euros.

1.1     Overview

1.1.1       Financial data and workforce information

Group operating data

	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue (2) (3)	19,839	19,552	19,352	1.5%	2.5%
EBITDAaL (1) (2)	5,511	5,378	5,313	2.5%	3.7%
Telecom activities	5,573	5,443	5,375	2.4%	3.7%
EBITDAaL/Revenue from telecom activities	28.1%	27.8%	27.8%	0.3 pt	0.3 pt
Mobile Financial Services	(62)	(65)	(62)	4.7%	(0.6)%
Operating income (2)	2,032	1,874	2,061	8.4%	(1.4)%
Telecom activities	2,172	1,949	2,133	11.4%	1.8%
Mobile Financial Services	(140)	(75)	(73)	(85.6)%	(92.2)%
eCAPEX (1)	3,087	3,016	3,154	2.3%	(2.1)%
Telecom activities excluding Spain	2,921	2,828	2,787	3.3%	4.8%
eCAPEX excluding Spain/Revenue from telecom activities	14.7%	14.5%	14.4%	0.3 pt	0.3 pt
Spain (4)	166	169	347	(2.1)%	(52.2)%
Mobile Financial Services	0	19	20	(99.4)%	(99.4)%
Investments in property, plant and equipment and intangible assets	3,267	3,679	3,834	(11.2)%	(14.8)%
Telecom activities excluding Spain	3,099	3,479	3,436	(10.9)%	(9.8)%
Investments in property, plant and equipment and intangible assets excluding Spain/Revenue from telecom activities	15.6%	17.8%	17.8%	(2.2 pt)	(2.1 pt)
Spain (4)	168	180	378	(7.0)%	(55.6)%
Mobile Financial Services	0	19	20	(99.4)%	(99.4)%
Average number of employees (full-time equivalents) (5)	120,018	122,371	120,991	(1.9)%	(0.8)%
Number of employees (active employees at end of period) (5)	128,294	130,701	129,285	(1.8)%	(0.8)%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  In line with the creation of MásOrange and pursuant to IFRS 5, the historical data for the first half of 2023 have been retrospectively restated (see start of the Interim management report, Section 1.1.3 Significant events and Note 3 to the Interim condensed consolidated financial statements).

(3)  Revenues from telecom activities. The net banking income (NBI) of Mobile Financial Services is recognized in other operating income.

(4)  Operation discontinued on March 26, 2024 (see start of the Interim management report and Section 1.1.3 Significant events).

(5)  See Section 1.6.4 Financial glossary.

Group net income

	2024	2023
(at June 30, in millions of euros)		data on a historical basis (1)
Operating Income	2,032	2,061
Finance costs, net	(528)	(577)
Income taxes	(620)	(428)
Consolidated net income of continuing operations	884	1,055
Consolidated net income of discontinued operations (2)	209	33
Consolidated net income	1,092	1,088
Net income attributable to owners of the parent company	824	877
Net income attributable to non-controlling interests	268	211

(1)  In line with the creation of MásOrange and pursuant to IFRS 5, the historical data for the first half of 2023 have been retrospectively restated (see start of the Interim management report, Section 1.1.3 Significant events and Note 3 to the Interim condensed consolidated financial statements).

(2)  Net income of Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control (see Section 1.1.3 Significant events and Note 3 to the Interim condensed consolidated financial statements).

Key indicators of telecom activities

	2024	2023
(at June 30, in millions of euros)		data on a historical basis
Organic cash flow from telecom activities (1)	1,437	1,477
o/w Continuing operations	1,551	1,320
o/w Discontinued operations (Spain) (2)	(113)	156
Free cash flow all-in from telecom activities (1)	1,138	1,151
o/w Continuing operations	1,255	1,036
o/w Discontinued operations (Spain) (2)	(117)	115

(1)  See Section 1.5 Financial indicators not defined by IFRS, Section 1.6.4 Financial glossary and Note 1.8 to the Interim condensed consolidated financial statements.

      Data including Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control (see Section 1.1.3 Significant events).

(2)  Operation discontinued on March 26, 2024 (see start of the Interim management report and Section 1.1.3 Significant events). In the first half of 2024, cash flows from January 1 to March 26, 2024 (in the first half of 2023, cash flows from January 1 to June 30, 2023). In the first half of 2024, this negative impact is factored into the calculation of the total amount received under the transaction.

	June 30, 2024	Dec. 31, 2023
(in millions of euros)		data on a historical basis
Net financial debt (1)	23,011	27,002

(1)  See Section 1.5 Financial indicators not defined by IFRS, Section 1.6.4 Financial glossary and Note 11.3 to the Interim condensed consolidated financial statements.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks of the 2023 Universal Registration Document.

1.1.2       Summary of results for the first half of 2024

Revenues totaled 19,839 million euros in the first half of 2024, up 2.5% on a historical basis and 1.5% on a comparable basis compared with the first half of 2023. On a comparable basis, the growth of 286 million euros in revenues was mainly driven by the growth of 2.8% (i.e. 413 million euros) in retail services (B2C+B2B, see Section 1.6.4 Financial Glossary), partially offset by a decline of 6.1% (i.e. 190 million euros) in wholesale services. Compared with the first half of 2023 on a comparable basis:

−     Africa & Middle East countries remain the main contributors to growth, with a year-on-year increase of 10.7% (i.e. 362 million euros) in revenues, driven by the solid performance of voice and the double-digit growth of its four growth drivers (up 16.8% for mobile data services, 19.9% for fixed broadband services, 21.1% for Orange Money and 14.3% for B2B across all activities);

−     revenues for France rose 0.6% (i.e. 49 million euros), largely owing to the 1.5% increase in retail services (B2C+B2B) and despite the downward trend in conventional telephony. In addition, the 4.9% decline in wholesale services was slowed by the increase in unbundling and civil engineering rates in France in the first quarter of 2024;

−     in European countries, revenues fell 2.1% (i.e. 73 million euros) due to a reduction in low-margin activities, partially offset by the growth of convergent services (up 7.0%);

−     the slight fall of 0.9% (i.e. 34 million euros) in Orange Business revenues was again due to the decline in fixed-only services (down 8.3%, or 136 million euros), partially offset by growth in IT & Integration Services (up 6.0%, or 109 million euros), driven by Orange Cyberdefense (up 11.6%).

Commercial activity performed well in the first half of 2024, in an environment that remained highly competitive. The convergent customer base had 9.1 million customers at June 30, 2024, up 1.4% year on year on a comparable basis. Mobile services had 245.9 million accesses at the end of June 2024 (a year-on-year increase of 7.3% on a comparable basis), of which 91.1 million were contracts (up 10.9% year on year on a comparable basis). At June 30, 2024, fixed services totaled 38.9 million accesses (down 3.3% from June 30, 2023 on a comparable basis), of which 13.7 million were very high-speed broadband accesses, still growing strongly (up 14.0% year on year on a comparable basis). Affected by the downward trend in conventional fixed telephony, fixed narrowband access fell 12.8% between June 30, 2023 and June 30, 2024.

EBITDAaL totaled 5,511 million euros in the first half of 2024, up 3.7% on a historical basis and 2.5% on a comparable basis from the first half of 2023. This growth is driven, on a comparable basis, by the remarkable performance of Africa & Middle East countries (up 14.7%), by the solid performance of European countries (up 4.0%) and by France (up 0.3%). On a comparable basis, these performances more than offset the decline in EBITDAaL from Orange Business (down 11.3%), which, however, improves the trend compared to the evolution recorded in the first half of 2023 (+5.4 points).

Operating income totaled 2,032 million euros in the first half of 2024, down 1.4% on a historical basis and up 8.4% on a comparable basis from the first half of 2023. On a historical basis, the decrease of 29 million euros in operating income was due to the unfavorable effect of the equity accounting of MásOrange on March 26, 2024 for 206 million euros (see Section 1.1.3 Significant events), mostly offset by the increase in EBITDAaL between the two periods. On a comparable basis, the increase of 158 million euros in operating income is mainly due to the growth in EBITDAaL of 134 million euros.

Consolidated net income amounted to 1,092 million euros in the first half of 2024, a slight increase of 4 million euros on a historical basis compared with the first half of 2023. Between the two periods, the decrease of 172 million euros in consolidated net income of continuing operations (mainly due to the higher income tax expense) is offset by the increase of 176 million euros in consolidated net income of discontinued operations (corresponding to the net income of Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control, see Section 1.1.3 Significant events).

Net income attributable to owners of the parent company stood at 824 million euros in the first half of 2024, down 53 million euros on a historical basis compared with the first half of 2023. Earnings per share attributable to owners of the parent company amounted to 0.28 euros in the first half of 2024 compared with 0.30 euros in the first half of 2023.

Investments in property, plant and equipment and intangible assets (including Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control, see Section 1.1.3 Significant events) totaled 3,267 million euros in the first half of 2024, down 14.8% on a historical basis and 11.2% on a comparable basis from the first half of 2023. On a comparable basis, the decrease of 412 million euros in investments in property, plant and equipment and intangible assets is mainly due to the fall of 358 million euros in expenses relating to telecommunication licenses.

Economic CAPEX (including Orange Espagne and its subsidiaries until March 26, 2024) amounted to 3,087 million euros in the first half of 2024, down 2.1% on a historical basis and up 2.3% on a comparable basis from the first half of 2023. On a comparable basis, the increase in the Group’s economic CAPEX is mainly due to the growth of investments in Africa & Middle East countries in order to support the growth of the business.

Organic cash flow from telecom activities (including Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control, see Section 1.1.3 Significant events), totaled 1,437 million euros in the first half of 2024, down 40 million euros on a historical basis compared with the first half of 2023 as a result of discontinued operations. Between the two periods, organic cash flow from telecom activities for continuing operations increased by 230 million euros on a historical basis.

Free cash flow all-in from telecom activities (including Orange Espagne and its subsidiaries until March 26, 2024) amounted to 1,138 million euros in the first half of 2024, down 13 million euros on a historical basis compared with the first half of 2023 as a result of discontinued operations. Between the two periods, free cash flow all-in from telecom activities for continuing operations rose 219 million euros on a historical basis.

Net financial debt was 23,011 million euros as of June 30, 2024, a decrease of 3,991 million euros compared with December 31, 2023, mainly due to the disposal of Orange Espagne and its subsidiaries in connection with the creation of MásOrange (see Section 1.1.3 Significant events), with a gain on disposal of 4,425 million euros net of cash transferred. The ratio of net financial debt to EBITDAaL of telecom activities was 1.90x at June 30, 2024.

With regard to the dividend, see Section 1.1.4 Financial objectives and main risks and uncertainties.

1.1.3       Significant events

Governance

On May 22, 2024, the Shareholders’ Meeting approved all the resolutions submitted to shareholders by the Board of Directors, and in particular the renewal of two Board members’ mandates for a duration of four years: Christel Heydemann as a non-independent Director and Frédéric Sanchez as an independent Director.

Changes in the asset portfolio

Creation of the MásOrange joint venture in Spain

On March 26, 2024, Orange and MásMóvil finalized the transaction to combine their activities in Spain (excluding Totem Spain and MásMóvil Portugal), and announced the creation of the new joint venture, MásOrange, in which Orange and the shareholders of MásMóvil each hold 50% of the capital and the same governance rights.

With over 37 million fixed and mobile broadband lines, the new joint venture is positioned as a leading player in the Spanish telecommunications market in terms of customer volume and is expected to generate significant synergies.

The transaction resulted in Orange ceasing to have exclusive control of Orange Espagne and its subsidiaries on March 26, 2024. Since this date, Orange’s stake in the MásOrange joint venture has been consolidated using the equity method (see Note 9 to the Interim condensed consolidated financial statements).

As of June 30, 2024, the Orange group had received 4,425 million euros (net of transferred cash) in connection with this transaction.

In accordance with IFRS 5 "Non-current assets held for sale and discontinued operations," the contributions of Orange Espagne and its subsidiaries have been combined on a single line of the consolidated income statement entitled "consolidated net income of discontinued operations" for the current year, up to the date on which Orange ceased to have exclusive control and for the comparative period presented (see Note 3 to the Interim condensed consolidated financial statements).

In the Group’s Interim condensed consolidated financial statements, the transaction resulted in a capital loss of 156 million euros, recorded under "consolidated net income of discontinued operations" in the consolidated income statement (see Note 4.2 to the Interim condensed consolidated financial statements).

Disposal of all OCS and Orange Studio securities to the Canal+ Group

In line with its announcement of January 2023, Orange finalized in January 2024 the disposal to the Canal+ Group of all of its securities in the OCS pay-TV package and in Orange Studio, the film and TV co-production subsidiary. Following this transaction, the Canal+ group is the sole shareholder of both companies.

The amount paid in respect of these disposals totaled 68 million euros (net of transferred cash), and the capital loss recognized in gains (losses) on disposal amounted to 174 million euros in the first half of 2024 (see Note 4.2 to the Interim condensed consolidated financial statements).

Orange Bank ceases operations in Europe

After seeking a partner for its banking subsidiary, Orange announced in late June 2023 that it was entering into exclusive negotiations with the BNP Paribas group to define a partnership for the referral of Orange Bank’s customer portfolio in France, develop mobile handset financing solutions and discuss the terms of a potential resumption of Orange Bank’s activity in Spain.

As a result of these negotiations, Orange and the BNP Paribas group signed several agreements in February 2024, including (i) a banking continuity solution for Orange Bank customers in France and Spain and (ii) the sale of loan portfolios in Spain. Following these agreements, Orange Bank’s Spanish branch sold all its loan portfolios to Banco Cetelem in the first half of 2024 for a total of 556 million euros (see Note 13 to the Interim condensed consolidated financial statements). Orange Bank has also entered into exclusive negotiations with a potential buyer for all its loan portfolios in France. This transaction could be finalized in the second half of 2024.

Over the course of 2023, Orange Bank also embarked on negotiations with employee representatives to initiate a departure plan (around 600 jobs in France). At the end of 2023, this plan was being negotiated and a restructuring provision totaling 122 million euros was recognized as of December 31, 2023, corresponding to the best estimate to date of the costs of the plan. This plan was approved by the DRIEETS (Direction régionale et interdépartementale de l’économie, de l’emploi, du travail et des solidarités - the French Regional and Interdepartmental Directorate for the Economy, Employment, Labor and Solidarity) in February 2024, and the provision was adjusted 9 million euros upward in the first half of 2024. Other restructuring costs related to the discontinuation of banking activities were recognized for 47 million euros in the first half of 2024 (see Notes 6.3 and 13 to the Interim condensed consolidated financial statements).

Furthermore, at the end of June 2024 Orange announced the signing of an exclusive partnership with the BNP Paribas group to strengthen its mobile handset financing offer. Under its Cetelem brand, BNP Paribas Personal Finance will offer Orange customers in France a payment installment plan to make online and in-store purchases of mobile handsets more affordable.

Merger of Orange Romania Communications into Orange Romania

In December 2023, an agreement was signed with the Romanian government setting out the key principles of the merger of Orange Romania Communications (jointly owned by Orange Romania with a 54% stake and the Romanian government with a 46% stake) into Orange Romania.

The merger between the two companies, through the absorption of Orange Romania Communications into Orange Romania, came into effect in early June 2024. On completion of the transaction, the Romanian government held 20% of Orange Romania (see Note 4.2 to the Interim condensed consolidated financial statements).

The merger will enable Orange to implement its convergent operator strategy in Romania.

Conversion of Nethys’ stake in VOO into Orange Belgium securities

As part of Orange Belgium’s acquisition of telecommunication operator VOO in Belgium in June 2023, Nethys had the option of converting its minority interest (25% plus one share) in VOO into Orange Belgium shares until June 2025. At the end of 2023, the Board of Directors of Nethys announced its intention to convert its stake into Orange Belgium shares.

In May 2024, the Shareholders’ Meeting of Orange Belgium approved the acquisition by Nethys of an approximate 11% stake in Orange Belgium. The capital increase was carried out through the contribution in kind of all VOO shares held by Nethys.

Nethys has a put option granted by Orange on its stake in Orange Belgium, exercisable until March 2026 (see Note 4.2 to the Interim condensed consolidated financial statements).

Orange Business transformation plan in France

In France, Orange Business has presented the operational implementation of its strategic priorities within the framework of the Lead the Future strategic plan. This plan, which carries a strong ambition to transform and simplify Orange Business, whose market is undergoing profound changes, includes the discontinuation of around 150 products and services and the elimination of around 650 jobs in France, on a voluntary basis.

To this effect, all restructuring costs had been recognized as of December 31, 2023 and mainly included a provision for a departure plan. This departure plan was approved by the DRIEETS (Regional and interdepartmental directorate for economy, employment, labor, and solidarity) and is currently being rolled out. Departures are expected to take place over the course of the period to 2025. There were no significant changes in the provision as of June 30, 2024 (see Note 6.3 to the Interim condensed consolidated financial statements).

Orange’s sustainability commitments

The SBTi (Science-Based Targets initiative) assessed the targets for Orange’s medium-term (2030) and long-term (2040) commitments in line with the global warming trajectory of no more than 1.5°C and consistent with the necessary achievement of net zero emissions by 2050 or earlier.

To achieve its goal of reducing its greenhouse gas emissions by 45% (scopes 1/2/3 of the digital segment in 2030 compared with 2020) and Net Zero Carbon in 2040, Orange has adopted an ambitious action plan based on:

−     improving the energy performance of networks and information systems, mainly through (i) active network sharing with other operators, (ii) upgrading the network (5G and fiber) and data centers, (iii) advanced standby modes, (iv) energy-saving features and the use of artificial intelligence and (v) the decommissioning of older technologies (xDSL, 2G/3G);

−     the transition to renewable energies. By the first half of 2024, three-quarters of the electricity used for networks and information systems was already low carbon;

−     the development of the circular economy. With the Rɘ Program, Orange is raising awareness among its customers of the need to recycle, return and purchase refurbished mobile phones. In Europe, Orange had a mobile phone recovery rate of 22.5% in the first half of 2024 (31.1% including the recovery by Europe in the Africa & Middle East countries) and aims to reach 30% by 2025;

−     and the launch by Orange in 2024 of a program with its key suppliers, with the aim of jointly developing a long-term pathway toward Net Zero Carbon.

Orange has published its Human Rights Policy, with commitments to promote digital citizenship, campaign for privacy and freedom of expression, act for non-discrimination and equal opportunities, guarantee decent working conditions and do business with complete confidence, while mitigating the environmental impacts of its activities.

1.1.4       Financial objectives and main risks and uncertainties

The Group has confirmed its financial targets for 2024 (on a comparable basis, without taking into account mergers and acquisitions that have not yet been finalized and excluding Spain):

−     low single-digit growth in EBITDAaL (see Section 1.5.2 EBITDAaL);

−     discipline on eCAPEX (see Section 1.5.3 eCAPEX);

−     organic cash flow from telecom activities (see Section 1.5.5 Organic cash flow from telecom activities) of at least 3.3 billion euros;

−     and a ratio of net financial debt to EBITDAaL from telecom activities (see Section 1.5.8 Ratio of net financial debt to EBITDAaL from telecom activities) unchanged at about 2x in the medium term.

On December 5, 2024, Orange will pay an interim dividend in cash of 0.30 euros per share for 2024. Payment of a dividend of 0.75 euros per share in respect of the 2024 fiscal year will be proposed to the Shareholders’ Meeting in 2025.

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are described in Section 2.1 Risk factors of the 2023 Universal Registration Document. As of the date of publication of this report, this description remains valid and allows us to assess the main risks and uncertainties for the remaining six months of the 2024 fiscal year.

1.2     Analysis of the Group’s results and capital expenditure

1.2.1       Group revenues

1.2.1.1     Revenues

Group revenue by segment	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
France	8,736	8,687	8,691	0.6%	0.5%
Europe (excluding Spain)	3,468	3,541	3,230	(2.1)%	7.4%
Africa & Middle-East	3,742	3,380	3,472	10.7%	7.8%
Orange Business	3,919	3,953	3,944	(0.9)%	(0.6)%
Totem	349	342	342	1.9%	1.9%
International Carriers & Shared Services	662	728	763	(9.2)%	(13.3)%
Eliminations	(1,036)	(1,079)	(1,090)
Group revenue (2)	19,839	19,552	19,352	1.5%	2.5%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Revenues from telecom activities (see Note 1.2 to the Interim condensed consolidated financial statements). The net banking income (NBI) of Mobile Financial Services is recognized in other operating income (see Notes 1.3 and 1.4 to the Interim condensed consolidated financial statements).

Group revenue by offer	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Retail services (B2C+B2B) (2)	15,098	14,684	14,443	2.8%	4.5%
Convergent services	3,300	3,139	3,013	5.1%	9.5%
Mobile-only services	5,460	5,193	5,222	5.2%	4.6%
Fixed-only services	4,256	4,368	4,244	(2.6)%	0.3%
IT & integration services	2,082	1,985	1,965	4.9%	5.9%
Wholesale services	2,928	3,118	3,119	(6.1)%	(6.1)%
Equipment sales	1,277	1,267	1,239	0.7%	3.0%
Other revenues	536	483	551	11.1%	(2.6)%
Group revenue (3)	19,839	19,552	19,352	1.5%	2.5%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  See Section 1.6.4 Financial glossary.

(3)  Revenues from telecom activities (see Note 1.2 to the Interim condensed consolidated financial statements). The net banking income (NBI) of Mobile Financial Services is recognized in other operating income (see Notes 1.3 and 1.4 to the Interim condensed consolidated financial statements).

In the first half of 2024, Orange group revenues totaled 19,839 million euros, i.e. an increase of 2.5% on a historical basis and 1.5% on a comparable basis with the first half of 2023.

Change on a historical basis

On a historical basis, the 2.5% increase in Group revenues between the first half of 2023 and the first half of 2024, i.e. an increase of 487 million euros, includes:

−     the favorable effect of changes in the scope of consolidation and other changes, which represent 190 million euros and primarily include the effect of the takeover of VOO by Orange Belgium on June 2, 2023 for 215 million euros (see Section 1.1.3 Significant events);

−     the positive effect of foreign exchange fluctuations of 10 million euros, mainly due to the positive trend in the Polish zloty against the euro (97 million euros), partially offset by the negative trend in the Egyptian pound against the euro (95 million euros);

−     and the organic change on a comparable basis, i.e. an increase in revenues of 286 million euros.

Change on a comparable basis

On a comparable basis, the increase of 286 million euros, i.e. 1.5%, in Group revenues between the first half of 2023 and the first half of 2024 is mainly attributable to:

−     the increase of 267 million euros (i.e. 5.2%), in Mobile-only services related to strong growth in mobile services (prepaid and contracts) in nearly all the Africa & Middle East countries, driven largely by growth in data services and, to a lesser extent, by the good performance of Orange Money;

−     The increase of 161 million euros (i.e. 5.1%) in Convergent services, where business remains buoyant in France, Poland and Belgium, in line with the growth in the number of convergent services customers and the value-driven strategy;

−     the increase of 97 million euros (i.e. 4.9%) in IT & Integration Services, primarily for Orange Business (driven by cybersecurity, cloud services and integration services). The decline in IT & Integration Services in European countries, mainly in Poland, was mostly offset by growth in these services in the Africa & Middle East countries;

−     the increase of 54 million euros (i.e. 11.1%) in Other revenues, mainly in France (growth in revenues from copper cable decommissioning and content revenues linked to the Paris 2024 Olympic Games) and for International Carriers & Shared Services (growth in Sofrecom revenues and, to a lesser extent, Orange Marine revenues);

−     and, to a lesser extent, growth in Equipment sales of 9 million euros (i.e. 0.7%). Between the two periods, the increase in equipment sales in France was offset by the lower sales in European countries (Romania, Slovakia) and Orange Business.

These positive changes were partially offset by:

−     the decrease of 190 million euros (i.e. 6.1%) in Wholesale services, mainly in France, for international wholesale services and, to a lesser extent, in Europe:

-       in France, the decline in wholesale services was mainly due to (i) the decline in unbundling revenues on the copper network (slowed by the effect of the unbundling rate increase at January 1, 2024), (ii) the reduction in the construction of fiber optic networks (Public Initiative Networks or PINs), and (iii) the decline in mobile and fixed interconnection (mainly due to the regulatory cuts in call termination rates and the decrease in voice and message traffic), (iv) partially offset by the increase in civil engineering and hosting revenues (in line with the increase in the access rates of the Orange local loop’s civil engineering infrastructure on March 1, 2024), and by the increase in FTTH lines leased to third-party operators and in co-financing received from third-party operators,

-       in the European countries and for international wholesale services, the decrease in wholesale services was mainly due to (i) regulatory cuts in mobile and fixed call termination rates in Europe, (ii) the decline in international transit (structural decrease in the market) and (iii) the counter-effect of the recognition, in the first half of 2023, of the sale of rights of use for a submarine cable in the Caribbean;

−     and the decrease of 112 million euros (i.e. a decrease of 2.6%) in Fixed-only services, primarily due to:

-       the decrease in the fixed-only services of Orange Business, due to (i) the contraction in data services, mainly due to the general trend toward the transformation of data service technologies, particularly internationally, and (ii) the decline in voice services, with the downward trend in conventional fixed telephony,

-       and the downward trend in fixed-only narrowband services (conventional telephony), mainly in France and, to a lesser extent, in Europe,

-       partially offset by the growth of fixed-only broadband services in the Africa & Middle East countries (broadband and very high-speed broadband) and in France (in line with the progression of fiber optic offers);

The analysis of the change in revenues by business segment is detailed in Section 1.3 Review by business segment.

1.2.1.2     Number of accesses of telecom activities

Number of accesses from telecom activities (2)			2024	2023	2023	% change	% change
(at June 30, in thousands, at the end of the period)				data on a comparable basis (1)	data on a historical basis (2)	data on a comparable basis	data on a historical basis
Convergent services
Number of convergent customers			9,077	8,949	8,730	1.4%	4.0%
Mobile services
Number of mobile accesses (3)			245,899	229,246	228,848	7.3%	7.5%
o/w:	Convergent customers mobile accesses		15,602	15,317	14,980	1.9%	4.2%
	Mobile-only accesses		230,297	213,929	213,868	7.7%	7.7%
o/w:	Contract customers mobile accesses		91,065	82,099	81,701	10.9%	11.5%
	Prepaid customers mobile accesses		154,834	147,147	147,147	5.2%	5.2%
Fixed services
Number of fixed accesses			38,864	40,178	39,681	(3.3)%	(2.1)%
Fixed Retail accesses			26,700	27,063	26,567	(1.3)%	0.5%
o/w:	Fixed Broadband accesses		21,426	21,012	20,516	2.0%	4.4%
	o/w:	Very high-speed broadband fixed accesses	13,669	11,995	11,498	14.0%	18.9%
	o/w:	Convergent customers fixed accesses	9,077	8,949	8,730	1.4%	4.0%
		Fixed-only accesses	12,349	12,063	11,785	2.4%	4.8%
	Fixed Narrowband accesses		5,274	6,051	6,051	(12.8)%	(12.8)%
Fixed Wholesale accesses			12,164	13,114	13,114	(7.2)%	(7.2)%
Number of mobile and fixed accesses from telecom activities (3)			284,763	269,424	268,530	5.7%	6.0%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  In line with the creation of MásOrange, the historical data for the first half of 2023 have been retrospectively restated and exclude Spain (see start of the Interim management report and Section 1.1.3 Significant events).

(3)  Excluding customers of Mobile Virtual Network Operators (MVNOs).

1.2.2       Group operating results

1.2.2.1     Group EBITDAaL

This section presents the transition from Group revenues to EBITDAaL by type of expense, after presentation adjustments, as presented in Section 1.5.2 EBITDAaL and in Note 1 to the Interim condensed consolidated financial statements.

	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	19,839	19,552	19,352	1.5%	2.5%
External purchases (2) (3)	(8,110)	(8,171)	(8,049)	(0.7)%	0.8%
Commercial expenses, equipment and content costs (2) (3)	(3,148)	(3,059)	(3,028)	2.9%	4.0%
Service fees and inter-operator costs (2)	(1,558)	(1,664)	(1,673)	(6.4)%	(6.9)%
Other network expenses and IT expenses (2)	(1,963)	(1,891)	(1,854)	3.8%	5.9%
Other external purchases (2) (3)	(1,440)	(1,557)	(1,494)	(7.5)%	(3.6)%
Other operating income and expenses (2) (3)	193	246	217	(21.6)%	(11.3)%
Labor expenses (2) (3)	(4,346)	(4,266)	(4,224)	1.9%	2.9%
Operating taxes and levies (2) (3)	(1,164)	(1,151)	(1,157)	1.1%	0.6%
Depreciation and amortization of financed assets	(77)	(59)	(59)	31.2%	31.2%
Depreciation and amortization of right-of-use assets (3)	(690)	(666)	(660)	3.6%	4.5%
Impairment of right-of-use assets (3)	(1)	0	0	n/a	n/a
Interest on debts related to financed assets (4)	(8)	(6)	(6)	30.9%	30.9%
Interest on lease liabilities (4)	(125)	(102)	(101)	23.3%	23.7%
EBITDAaL (1) (4)	5,511	5,378	5,313	2.5%	3.7%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  See Section 1.6.4 Financial glossary.

(3)  Adjusted data (see Section 1.5 Financial indicators not defined by IFRS and Note 1 to the Interim condensed consolidated financial statements).

(4)  Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in finance costs, net in the Interim condensed consolidated financial statements.

In the first half of 2024, the Orange group’s EBITDAaL amounted to 5,511 million euros (comprising 5,573 million euros from telecom activities and a loss of 62 million euros from Mobile Financial Services), rising 3.7% on a historical basis and 2.5% on a comparable basis with the first half of 2023.

The ratio of EBITDAaL from telecom activities to revenues was 28.1% in the first half of 2024, an increase of 0.3 points on a historical basis and 0.3 points on a comparable basis with the first half of 2023.

Change on a historical basis

On a historical basis, the 3.7% increase in Group EBITDAaL between the first half of 2023 and the first half of 2024, i.e. an increase of 198 million euros, includes:

−     (i) the favorable effect of changes in the scope of consolidation and other changes, which represent 63 million euros and primarily include the effect of the takeover of VOO by Orange Belgium on June 2, 2023 for 43 million euros and (ii) the positive effect of foreign exchange fluctuations for 1 million euros;

−     and the organic change on a comparable basis, i.e. an increase of 134 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the increase of 134 million euros in the Group’s EBITDAaL between the first half of 2023 and the first half of 2024, i.e. an increase of 2.5%, is mainly attributable to:

−     the increase of 1.5%, i.e. 286 million euros, in revenues (see Section 1.2.1.1 Revenues);

−     the decrease of 7.5%, i.e. 117 million euros, in adjusted other external purchases (see Section 1.6.4 Financial glossary), mainly in France and related in particular to (i) the decline in network construction costs for resale to third parties in France (linked to the decline in revenues from the construction of fiber optic networks, or PINs) and (ii) the decrease in the cost of equipment and other supplies held in inventories;

−     the decrease of 6.4%, i.e. 106 million euros, in service fees and inter-operator costs (see Section 1.6.4 Financial glossary) resulting from (i) the widespread decrease in interconnection charges, connected to the decrease in revenues from wholesale services (see Section 1.2.1.1 Revenues), (ii) partially offset by the increase in network charges in France (due in particular to the growing proportion of customers on third-party very high-speed broadband networks).

These positive changes were partially offset by:

−     the increase of 2.9%, i.e. 89 million euros, in adjusted commercial expenses, equipment and content costs (see Section 1.6.4 Financial glossary), mainly due to (i) the rising cost of handsets and other equipment sold, in France (in line with the growth in equipment sales), and for Orange Business (in particular for unified communication and collaboration services) and (ii) higher retail fees and commissions in the Africa & Middle East countries (linked to growth in the Orange Money business);

−     the increase of 1.9%, i.e. 80 million euros, in adjusted labor expenses (see Section 1.6.4 Financial glossary). Between the two periods, adjusted wages and employee benefit expenses increased year on year, with the impact of the decrease in the average number of employees (full-time equivalent) being offset in particular by the effect of policies relating to employee wages in France and abroad;

−     the increase of 3.8%, i.e. 72 million euros, in other network expenses and IT expenses (see Section 1.6.4 Financial glossary), due to (i) higher energy access costs for fixed and mobile networks, the growth in traffic and the ongoing network roll-outs in the Africa & Middle East countries, and (ii) to a lesser extent, increased IT expenses for Orange Business (related in particular to the growth in cloud services);

−     the decrease of 21.6% i.e. 53 million euros, in adjusted other operating income (net of other adjusted operating expenses, see Section 1.6.4 Financial glossary), essentially due to (i) the increase in allowances and losses on trade receivables - telecom activities (see Notes 5 and 6.2 to the Interim condensed consolidated financial statements), and (ii) developments in various litigations between the two periods;

−     the increase of 3.6%, i.e. 24 million euros, in adjusted depreciation of right-of-use assets (particularly with the commencement of new leases, mainly in France);

−     the increase of 23.3%, i.e. 24 million euros, in interests on lease liabilities (linked to the rise in interest rates affecting the discount rates applied to contracts and the effects of rent indexation);

−     the increase of 31.2%, i.e. 18 million euros, in depreciation and amortization of financed assets in France (set-top boxes financed by a bank intermediary);

−     the increase of 1.1%, i.e. 12 million euros, in adjusted operating taxes and levies payables (see Section 1.6.4 Financial glossary), mainly in the Africa & Middle East countries.

1.2.2.2     Group operating income

This section presents the transition from EBITDAaL to Group operating income by type of expense, after presentation adjustments, as presented in Section 1.5.2 EBITDAaL and in Note 1 to the Interim condensed consolidated financial statements.

	2024	2023	2023
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis
EBITDAaL (1)	5,511	5,378	5,313
Significant litigations	23	57	57
Specific labor expenses	(7)	(265)	(265)
Fixed assets, investments and businesses portfolio review	(140)	51	50
Restructuring programs costs	(143)	(70)	(70)
Acquisition and integration costs	(10)	(28)	(28)
Depreciation and amortization of fixed assets	(3,102)	(3,137)	(3,091)
Impairment of goodwill	-	-	-
Impairment of fixed assets	(13)	(4)	(4)
Share of profits (losses) of associates and joint ventures	(222)	(215)	(8)
Elimination of interest on debts related to financed assets (2)	8	6	6
Elimination of interest on lease liabilities (2)	125	102	101
Operating Income	2,032	1,874	2,061

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in finance costs, net in the Interim condensed consolidated financial statements.

In the first half of 2024, the Orange group’s operating income amounted to 2,032 million euros (comprising 2,172 million euros from telecom activities and a loss of 140 million euros from Mobile Financial Services), down 1.4% on a historical basis and up 8.4% on a comparable basis with the first half of 2023.

Change on a historical basis

On a historical basis, the 1.4% decrease in Group operating income between the first half of 2023 and the first half of 2024, i.e. a decrease of 29 million euros, includes:

−     the unfavorable effect of changes in the scope of consolidation and other changes, which represent 190 million euros and primarily include the effect of the equity accounting of MásOrange on March 26, 2024 for 206 million euros (see Section 1.1.3 Significant events);

−     the positive impact of foreign exchange fluctuations of 3 million euros;

−     and the organic change on a comparable basis, i.e. an increase of 158 million euros, in operating income.

Change on a comparable basis

On a comparable basis, the increase of 158 million euros in the Group’s operating income between the first half of 2023 and the first half of 2024, i.e. an increase of 8.4%, is mainly attributable to:

−     the decrease of 258 million euros in specific labor expenses. This decrease was due to the French part-time for seniors plans (TPS, a program relating to agreements for the employment of older workers in France) and related bonuses, and reflects the counter-effect of the recognition, in the first half of 2023, of a charge of 257 million euros corresponding to the additional provision relating to the pension reform enacted in France in April 2023 (see Note 7 to the Interim condensed consolidated financial statements);

−     the 159 million euro increase in EBITDAaL excluding interests on lease liabilities and on debts related to financed assets (with no effect on operating income);

−     the decrease of 36 million euros in the depreciation and amortization of fixed assets, mainly in France (mainly due to end-of-life of equipments), partially offset by an increase in Belgium (mainly due to the depreciation and amortization of property, plant and equipment and of the subscriber base relating to the acquisition of VOO in June 2023).

These positive changes were partially offset by:

−     the negative change in the review of fixed assets, investments and business portfolio between the two periods, representing 191 million euros. This change is mainly due to the recognition, in the first half of 2024, of the capital loss on the disposal of all OCS and Orange Studio securities for 174 million euros (see Section 1.1.3 Significant events and Note 4 to the Interim condensed consolidated financial statements);

−     the increase of 73 million euros in restructuring programs costs, largely due to the recognition, in the first half of 2024, of restructuring costs of 56 million euros relating to the discontinuation of Orange Bank activity (see Section 1.1.3 Significant events and Note 6.3 to the Interim condensed consolidated financial statements);

−     and the decrease of 33 million euros in net income from significant litigations, mainly due to developments in the dispute between Digicel and Orange, with income of 26 million euros recognized in the first half of 2024 compared with a provision reversal of 97 million euros in the first half of 2023 (see Notes 6.2 and 15 to the Interim condensed consolidated financial statements).

1.2.3       Group consolidated net income

	2024	2023
(at June 30, in millions of euros)		data on a historical basis
Operating Income	2,032	2,061
Cost of gross financial debt (except financed assets)	(499)	(526)
Interest on debts related to financed assets (1)	(8)	(6)
Gains (losses) on assets contributing to net financial debt	180	130
Foreign exchange gain (loss)	(38)	(32)
Interests on lease liabilities (1)	(125)	(101)
Other net financial expenses	(38)	(42)
Finance costs, net	(528)	(577)
Income taxes	(620)	(428)
Consolidated net income of continuing operations	884	1,055
Consolidated net income of discontinued operations (2)	209	33
Consolidated net income	1,092	1,088
Net income attributable to owners of the parent company	824	877
Net income attributable to non-controlling interests	268	211

(1)  Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in finance costs, net in the Interim condensed consolidated financial statements.

(2)  Net income of Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control (see Section 1.1.3 Significant events and Note 3 to the Interim condensed consolidated financial statements).

1.2.3.1     Consolidated net income of continuing operations

In the first half of 2024, consolidated net income of continuing operations amounted to 884 million euros, compared with 1,055 million euros in the first half of 2023, i.e. a decrease of 172 million euros. This decrease reflects (i) the increase of 192 million euros in income tax expense and (ii) the decrease of 29 million euros in operating income on a historical basis, (iii) partially offset by the improvement of 49 million euros in finance costs, net.

The improvement of 49 million euros in finance costs, net (see Note 11 to the Interim condensed consolidated financial statements) between the two periods is mainly due to the progression in gains (losses) on assets contributing to net financial debt, as a result of higher returns on investments (due to rising interest rates) and changes in the fair value of investments.

The increase of 192 million euros in income tax expense (see Note 10 to the Interim condensed consolidated financial statements) between the two periods primarily stems from changes in the income of entities in the French tax group.

1.2.3.2     Consolidated net income of discontinued operations

Pursuant to IFRS 5, consolidated net income of discontinued operations corresponds to the net income of Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control (Section 1.1.3 Significant events and Note 3 to the Interim condensed consolidated financial statements).

In the first half of 2024, consolidated net income of discontinued operations amounted to 209 million euros, compared with 33 million euros in the first half of 2023, i.e. an increase of 176 million euros. For the first half of 2024 (January 1 to March 25, 2024), this increase was mainly due to:

−     the recognition of income of 240 million euros relating to the IAE (Impuesto de Actividades Económicas - business activity tax) recognized following the favorable decision passed down by the National Court for the years 2012 to 2018 (see Note 3 to the Interim condensed consolidated financial statements);

−     the discontinuation of depreciation and amortization of the property, plant and equipment and intangible assets of Orange Espagne and its subsidiaries on February 20, 2024, the date on which the Group considers that the criteria set out in IFRS 5 have been met, i.e. a favorable impact of around 100 million euros (see Note 3 to the Interim condensed consolidated financial statements);

−     partially offset by the recognition of a capital loss on disposal of 156 million euros resulting from Orange ceasing to have exclusive control of Orange Espagne and its subsidiaries on March 26, 2024 (see Note 4.2 to the Interim condensed consolidated financial statements).

1.2.3.3     Consolidated net income

In the first half of 2024, the Orange group’s consolidated net income amounted to 1,092 million euros, compared with 1,088 million euros in the first half of 2023, i.e. an increase of 4 million euros. This slight increase is due to (i) the increase of 176 million euros in consolidated net income of discontinued operations, (ii) mostly offset by the decrease of 172 million euros in consolidated net income of continuing operations.

After taking into account net income attributable to non-controlling interests (see Note 14.6 to the Interim condensed consolidated financial statements), net income attributable to owners of the parent company totaled 824 million euros in the first half of 2024, compared with 877 million euros in the first half of 2023, i.e. a decrease of 53 million euros.

1.2.4       Group consolidated comprehensive income

The transition from Group consolidated net income to Group consolidated comprehensive income is described in the consolidated statement of comprehensive income.

1.2.5       Group capital expenditure

Group investments in property, plant and equipment and intangible assets	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
eCAPEX (1)	3,087	3,016	3,154	2.3%	(2.1)%
Group excluding Spain	2,921	2,847	2,807	2.6%	4.0%
Spain (2)	166	169	347	(2.1)%	(52.2)%
Elimination of the price of disposal of fixed assets (3)	121	156	153	(22.6)%	(21.0)%
Telecommunication licenses	4	361	383	(99.0)%	(99.1)%
Financed assets (4)	56	145	145	(61.4)%	(61.4)%
Group investments in property, plant and equipment and intangible assets (5)	3,267	3,679	3,834	(11.2)%	(14.8)%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Operation discontinued on March 26, 2024 (see start of the Interim management report and Section 1.1.3 Significant events).

(3)  Elimination of the price of disposal of fixed assets included in economic CAPEX (eCAPEX).

(4)  Financed assets include set-top boxes (STBs) in France, which are financed by an intermediary bank and meet the standard criterion for the definition of property, plant and equipment according to IAS 16.

(5)  See Note 1.5 to the Interim condensed consolidated financial statements.

In the first half of 2024, Orange group investments in property, plant and equipment and intangible assets totaled 3,267 million euros, a decrease of 14.8% on a historical basis and 11.2% on a comparable basis with the first half of 2023.

Change on a historical basis

On a historical basis, the 14.8% decrease in Group investments in property, plant and equipment and intangible assets between the first half of 2023 and the first half of 2024, i.e. a decrease of 567 million euros, is the result of:

−     the negative effect of changes in the scope of consolidation and other changes, which represent 139 million euros and primarily include (i) the effect of Orange ceasing to have exclusive control of Orange Espagne and its subsidiaries on March 26, 2024 for 197 million euros (see Section 1.1.3 Significant events), (ii) partially offset by the effect of the takeover of VOO by Orange Belgium on June 2, 2023 for 59 million euros;

−     the negative effect of foreign exchange fluctuations of 17 million euros;

−     and the organic change on a comparable basis, i.e. a decrease in Group investments in property, plant and equipment and intangible assets of 412 million euros.

Change on a comparable basis

On a comparable basis, the decrease of 412 million euros in Group investments in property, plant and equipment and intangible assets between the first half of 2023 and the first half of 2024, i.e. a decrease of 11.2%, is mainly due to (i) the decrease of 358 millions euros in expenses relating to telecommunication licenses and (ii) to a lesser extent, the decrease of 89 million euros in expenses related to financed assets, (iii) partially offset by the increase in other investments in property, plant and equipment and intangible assets.

The Group’s financial investments (see Section 1.6.4 Financial glossary) are detailed in the consolidated statement of cash flows and in Section 1.4.1 Liquidity and cash flows from telecom activities.

1.2.5.1     Economic CAPEX

In the first half of 2024, the Orange group’s economic CAPEX amounted to 3,087 million euros (only for telecom activities due to the discontinuation of Orange Bank in progress, see Section 1.1.3 Significant events), down 2.1% on a historical basis and up 2.3% on a comparable basis with the first half of 2023.

The ratio of economic CAPEX to revenues from telecom activities excluding Spain (operation discontinued on March 26, 2024) stood at 14.7% in the first half of 2024, rising 0.3 points compared with the first half of 2023, both on a historical basis and on a comparable basis.

Change on a historical basis

On a historical basis, the 2.1% decrease in Group economic CAPEX between the first half of 2023 and the first half of 2024, i.e. a decrease of 67 million euros, is the result of:

−     the negative effect of changes in the scope of consolidation and other changes, which represent 119 million euros and primarily include (i) the effect of Orange ceasing to have exclusive control of Orange Espagne and its subsidiaries on March 26, 2024 for 177 million euros (see Section 1.1.3 Significant events), (ii) partially offset by the effect of the takeover of VOO by Orange Belgium on June 2, 2023 for 59 million euros;

−     the negative effect of foreign exchange fluctuations of 19 million euros;

−     partially offset by the organic change on a comparable basis, i.e. an increase of 70 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the increase of 70 million euros in the Group’s economic CAPEX between the first half of 2023 and the first half of 2024, i.e. an increase of 2.3%, is mainly attributable to:

−     an increase in investments in the Africa & Middle East countries, mainly in mobile and fixed-line networks, to support business growth (roll-outs and capacity investments) and changes in usage;

−     a decrease in disposals of fixed assets, mainly in Poland and for Orange Business (real estate disposals carried out as part of the optimization of real estate assets);

−     the increase in capital expenditure on 5G mobile networks in France and in the European countries;

−     the increase in economic CAPEX relating to leased handsets, Liveboxes and equipment installed on customer premises in France, in connection with financed assets (also recognized in investments in property, plant and equipment and intangible assets);

−     partially offset (i) by the decline in gross investments in very high-speed broadband fixed networks (FTTH) in France and the European countries, after the major roll-outs of recent years, and (ii) the decrease in IT-related capital expenditure in France.

As of June 30, 2024, the Group had 57.6 million households connectable to FTTH worldwide (an increase of 11.6% year on year), including 38.9 million in France, 14.2 million in the European countries and 4.4 million in the Africa & Middle East countries. The total number of households connectable to all very high-speed broadband networks (FTTH and cabled networks) was 60.9 million as of June 30, 2024.

1.2.5.2     Telecommunication licenses

In the first half of 2024, capital expenditure on telecommunication licenses amounted to 4 million euros.

In the first half of 2023, on a historical basis, capital expenditure on telecommunication licenses totaled 383 million euros. This mostly concerned (i) Belgium for 303 million euros (second tranche in the general framework of the acquisition of 5G licenses and the renewal of the existing 2G/3G spectrum), and, to a lesser extent, (ii) Botswana for 38 million euros and (iii) Spain for 31 million euros.

1.3     Review by business segment

Changes in segment information

In connection with the creation of MásOrange (the joint venture between Orange and MásMóvil in Spain, see Section 1.1.3 Significant events and Note 4.2 to the Interim condensed consolidated financial statements) and with the presentation of the Spain segment as discontinued operations in accordance with IFRS 5 (see Note 3 to the Interim condensed consolidated financial statements), the presentation of the Spain segment has changed in the segment information as follows:

−     on the income statement, the contribution of the Spain segment to Group income, from January 1 to March 25, 2024, is presented separately and aggregated on the line "consolidated net income of discontinued operations" (see Note 1.1 to the Interim condensed consolidated financial statements);

−     the investment flows of the Spain segment from January 1, 2024 to March 25, 2024 are included in segment investments for the period;

−     as of March 26, 2024, Orange Espagne and its subsidiaries (which made up the Spain segment) are no longer fully consolidated.

The Europe segment includes all other European countries, mainly Poland, Belgium, Romania and Slovakia. Orange’s interest in the MásOrange joint venture, as well as the results of this joint venture, subject to equity accounting, from March 26, 2024, are also presented in the Europe segment.

In addition, in accordance with IFRS 5, the income statement data for the first half of 2023 have been restated to allow the periods presented to be compared (see Notes 1 and 3 to the Interim condensed consolidated financial statements).

Operating data by segment

The following table presents the Orange group’s main operating data (financial data and workforce information) by segment for the first halves of 2024 and 2023 on a comparable basis and 2023 on a historical basis.

For more details on segment information, see Note 1 to the Interim condensed consolidated financial statements.

Period ended June 30	France	Europe (3)	Africa & Middle East	Orange Business
(in millions of euros)

2024
Revenue	8,736	3,468	3,742	3,919
EBITDAaL (1)	2,872	956	1,425	277
Operating Income	1,406	107	943	105
eCAPEX (1)	1,445	672	692	138
Excluding Spain	1,445	506	692	138
Spain (2)	-	166	-	-
Investments in property, plant and equipment and intangible assets	1,571	704	696	138
Excluding Spain	1,571	537	696	138
Spain (2)	-	168	-	-
Average number of employees	40,961	21,208	14,856	30,259

2023 - Data on a comparable basis (1)
Revenue	8,687	3,541	3,380	3,953
EBITDAaL (1)	2,862	919	1,243	312
Operating Income	1,189	94	737	116
eCAPEX (1)	1,429	644	623	142
Excluding Spain	1,429	474	623	142
Spain (2)	-	169	-	-
Investments in property, plant and equipment and intangible assets	1,652	1,017	664	156
Excluding Spain	1,652	836	664	156
Spain (2)	-	180	-	-
Average number of employees	43,082	22,046	14,758	29,667

2023 - Data on a historical basis
Revenue	8,691	3,230	3,472	3,944
EBITDAaL (1)	2,859	848	1,260	311
Operating Income	1,186	290	742	118
eCAPEX (1)	1,429	754	648	140
Excluding Spain	1,429	407	648	140
Spain (2)	-	347	-	-
Investments in property, plant and equipment and intangible assets	1,652	1,143	690	155
Excluding Spain	1,652	766	690	155
Spain (2)	-	378	-	-
Average number of employees	43,248	20,884	14,598	29,313

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Operation discontinued on March 26, 2024 (see start of the Interim management report and Section 1.1.3 Significant events).

(3)  Europe: revenues, EBITDAaL, operating income and average number of employees excluding Spain, operation discontinued as of March 26, 2024 (see Notes 1 and 3 to the Interim condensed consolidated financial statements).

Totem	International Carriers & Shared Services	Telecom activities eliminations	Total Telecom activities	Mobile Financial Services	Group eliminations	Group total

349	662	(1,033)	19,841	-	(3)	19,839
185	(142)	0	5,573	(62)	0	5,511
129	(519)	0	2,172	(140)	0	2,032
64	75	-	3,087	0	-	3,087
64	75	-	2,921	0	-	2,921
-	-	-	166	-	-	166
64	94	-	3,267	0	-	3,267
64	94	-	3,099	0	-	3,099
-	-	-	168	-	-	168
198	11,818	-	119,300	719	-	120,018

342	728	(1,076)	19,555	-	(3)	19,552
181	(75)	-	5,443	(65)	0	5,378
126	(313)	-	1,949	(75)	0	1,874
64	95	-	2,997	19	-	3,016
64	95	-	2,828	19	-	2,847
-	-	-	169	-	-	169
64	107	-	3,659	19	-	3,679
64	107	-	3,479	19	-	3,498
-	-	-	180	-	-	180
201	11,808	-	121,562	809	-	122,371

342	763	(1,087)	19,355	-	(3)	19,352
183	(86)	-	5,375	(62)	0	5,313
127	(329)	-	2,133	(73)	0	2,061
65	97	-	3,133	20	-	3,154
65	97	-	2,787	20	-	2,807
-	-	-	347	-	-	347
65	108	-	3,814	20	-	3,834
65	108	-	3,436	20	-	3,457
-	-	-	378	-	-	378
189	11,879	-	120,112	879	-	120,991

1.3.1       France

France	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	8,736	8,687	8,691	0.6%	0.5%
EBITDAaL (1)	2,872	2,862	2,859	0.3%	0.5%
EBITDAaL/Revenue	32.9%	33.0%	32.9%	(0.1 pt)	(0.0 pt)
Operating income	1,406	1,189	1,186	18.3%	18.6%
eCAPEX (1)	1,445	1,429	1,429	1.1%	1.1%
eCAPEX/Revenue	16.5%	16.5%	16.4%	0.1 pt	0.1 pt
Investments in property, plant and equipment and intangible assets	1,571	1,652	1,652	(4.9)%	(4.9)%
Investments in property, plant and equipment and intangible assets/Revenue	18.0%	19.0%	19.0%	(1.0 pt)	(1.0 pt)
Average number of employees	40,961	43,082	43,248	(4.9)%	(5.3)%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

1.3.1.1     Revenues - France

France	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	8,736	8,687	8,691	0.6%	0.5%
Retail services (B2C+B2B)	5,618	5,535	5,539	1.5%	1.4%
Convergent services	2,601	2,486	2,493	4.6%	4.3%
Mobile-only services	1,176	1,184	1,182	(0.7)%	(0.5)%
Fixed-only services	1,842	1,865	1,865	(1.3)%	(1.3)%
Fixed-only broadband services	1,532	1,496	1,496	2.4%	2.4%
Fixed-only narrowband services	309	369	369	(16.2)%	(16.2)%
Wholesale services	2,146	2,257	2,257	(4.9)%	(4.9)%
Equipment sales	621	592	584	4.8%	6.3%
Other revenues	351	302	310	15.9%	13.0%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

Change on a historical basis

On a historical basis, the increase of 45 million euros in revenues from France between the first half of 2023 and the first half of 2024 was due to (i) the negative impact of changes in the scope of consolidation and other changes of 4 million euros and (ii) the organic change on a comparable basis, i.e. an increase of 49 million euros in revenues.

Change on a comparable basis

On a comparable basis, the increase of 49 million euros, i.e. 0.6%, in revenues in France between the first half of 2023 and the first half of 2024 is mainly attributable to:

−     growth in Convergent services revenues, which continued to increase, driven by the value strategy, with half-year convergent ARPO growth of 4.5% (see Section 1.6.4 Financial glossary) between the two periods. This growth in value was driven by (i) the rate increases implemented in 2023 and (ii) a favorable mix effect, with higher-value convergent offers, thanks in particular to fiber. As of June 30, 2024, the convergent access base in France stood at 6.0 million customers, a slight decrease of 0.2% year on year;

−     an increase in Other revenues, due to (i) growth in content revenues linked to the Paris 2024 Olympic Games and (ii) an increase in revenues from copper cable decommissioning;

−     growth in Fixed-only broadband services, due to the 4.3% increase in half-year fixed-only broadband ARPO (see Section 1.6.4 Financial glossary) between the two periods. The fixed-only broadband access base decreased 0.9% year on year;

−     and the increase in Equipment sales, mainly related to sales of more expensive mobile handsets.

These positive changes were partially offset by:

−     the decline in Wholesale services, due to (i) the decrease in unbundling revenues on the copper network (slowed by the effect of the unbundling rate increase on January 1, 2024), (ii) the reduction in the construction of fiber optic networks (Public Initiative Networks or PINs) and (iii) the decline in mobile and fixed interconnection (mainly due to the regulatory cuts in call termination rates and the decrease in voice and message traffic), (iv) partially offset by the increase in civil engineering and hosting revenues (in line with the increase in the access rates of the local Orange loop’s civil engineering infrastructure on March 1, 2024), and by the increase in FTTH lines leased to third-party operators and in co-financing received from third-party operators;

−     and the decline in Fixed-only narrowband services, due to the downward trend in conventional telephony revenues (down 16.2%) and customer migration to fixed-only and convergent very high-speed broadband (particularly FTTH) offers;

1.3.1.2     EBITDAaL - France

Change on a historical basis

On a historical basis, the increase of 13 million euros in EBITDAaL from France between the first half of 2023 and the first half of 2024 was due to (i) the positive impact of changes in the scope of consolidation and other changes of 3 million euros and (ii) the organic change on a comparable basis, i.e. an increase of 10 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the increase of 10 million euros in EBITDAaL from France between the first half of 2023 and the first half of 2024 is mainly attributable to:

−     (i) the increase of 49 million euros in revenues, (ii) the decrease in other external purchases, mainly related to the decline in network construction costs for resale to third parties in France (linked to the decline in revenues from the construction of fiber optic networks, or PINs), (ii) the decrease in the cost of equipment and other supplies held in inventories (optimization of purchases and the impact of the slowdown in fiber roll-outs), and (iii) the decrease in interconnection charges, in line with the decline in revenues from wholesale services (see Section 1.3.1.1 Revenues - France);

−     partially offset by (i) the increase in network charges in France, due in particular to the growing proportion of customers on third-party very high-speed broadband networks, (ii) the increase in commercial expenses and equipment costs, reflecting growth in equipment sales, (iii) the increase in the depreciation of right-of-use assets, particularly with the commencement of new leases related to the roll-out of fiber, and (iv) the increase in the depreciation and amortization of financed assets (set-top boxes financed by a bank intermediary).

1.3.1.3     Operating income - France

Change on a historical basis

On a historical basis, the increase of 220 million euros in operating income from France between the first half of 2023 and the first half of 2024 was due to (i) the positive impact of changes in the scope of consolidation and other changes of 3 million euros and (ii) the organic change on a comparable basis, i.e. an increase of 217 million euros in operating income.

Change on a comparable basis

On a comparable basis, the increase of 217 million euros in operating income from France between the first half of 2023 and the first half of 2024 is mainly attributable to:

−     the counter-effect of the recognition, in the first half of 2023, of specific labor expenses for 188 million euros related to the French part-time for seniors plans (TPS) and mainly corresponding to the additional provision relating to the pension reform enacted in France in April 2023 (see Note 7 to the Interim condensed consolidated financial statements);

−     and the decrease of 72 million euros in the depreciation and amortization of fixed assets, due to the end-of-life of equipment and lower capital expenditure;

−     partially offset by the decrease of 71 million euros in net income from significant litigations, due to developments in the dispute between Digicel and Orange, with income of 26 million euros recognized in the first half of 2024 compared with a provision reversal of 97 million euros in the first half of 2023 (see Notes 6.2 and 15 to the Interim condensed consolidated financial statements).

1.3.1.4     Economic CAPEX - France

Change on a historical basis and on a comparable basis

On a historical basis and a comparable basis, the increase of 16 million euros in the economic CAPEX of France between the first half of 2023 and the first half of 2024 is mainly attributable to:

−     (i) the increase in investments in 5G mobile networks and (ii) the increase in economic CAPEX relating to leased handsets, Liveboxes and equipment installed on customer premises, in connection with financed assets (also recognized in investments in property, plant and equipment and intangible assets);

−     partially offset by (i) the decrease in IT-related capital expenditure, and (ii) the decline in gross investment in very high-speed broadband fixed networks (FTTH).

1.3.1.5     Additional information - France

France			2024	2023	2023	% change	% change
(at June 30, in thousands, at the end of the period)				data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Convergent services
Number of convergent customers			5,953	5,962	5,962	(0.2)%	(0.2)%
Mobile services
Number of mobile accesses (2)			21,812	21,693	21,693	0.5%	0.5%
o/w:	Convergent customers mobile accesses		10,239	10,191	10,191	0.5%	0.5%
	Mobile-only accesses		11,573	11,502	11,502	0.6%	0.6%
o/w:	Contract customers mobile accesses		20,960	20,667	20,667	1.4%	1.4%
	Prepaid customers mobile accesses		852	1,026	1,026	(16.9)%	(16.9)%
Fixed services
Number of fixed accesses			26,071	27,586	27,586	(5.5)%	(5.5)%
Fixed Retail accesses			14,290	14,859	14,859	(3.8)%	(3.8)%
o/w:	Fixed Broadband accesses		12,262	12,370	12,370	(0.9)%	(0.9)%
	o/w:	Very high-speed broadband fixed accesses	8,740	7,706	7,706	13.4%	13.4%
	o/w:	Convergent customers fixed accesses	5,953	5,962	5,962	(0.2)%	(0.2)%
		Fixed-only accesses	6,310	6,409	6,409	(1.5)%	(1.5)%
o/w:	Fixed Narrowband accesses		2,028	2,488	2,488	(18.5)%	(18.5)%
Fixed Wholesale accesses			11,780	12,728	12,728	(7.4)%	(7.4)%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Excluding customers of Mobile Virtual Network Operators (MVNOs).

1.3.2       Europe

Europe	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	3,468	3,541	3,230	(2.1)%	7.4%
EBITDAaL (1)	956	919	848	4.0%	12.7%
EBITDAaL/Revenue	27.6%	25.9%	26.3%	1.6 pt	1.3 pt
Operating income	107	94	290	14.7%	(63.0)%
eCAPEX (1)	672	644	754	4.5%	(10.8)%
Europe excluding Spain	506	474	407	6.8%	24.4%
eCAPEX excluding Spain/Revenue	14.6%	13.4%	12.6%	1.2 pt	2.0 pt
Spain (2)	166	169	347	(2.1)%	(52.2)%
Investments in property, plant and equipment and intangible assets	704	1,017	1,143	(30.7)%	(38.4)%
Europe excluding Spain	537	836	766	(35.9)%	(30.0)%
Investments in property, plant and equipment and intangible assets excluding Spain/Revenue	15.5%	23.6%	23.7%	(8.1 pt)	(8.2 pt)
Spain (2)	168	180	378	(7.0)%	(55.6)%
Average number of employees (2)	21,208	22,046	20,884	(3.8)%	1.5%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Operation discontinued on March 26, 2024 (see start of the Interim management report and Section 1.1.3 Significant events).

In connection with the creation of MásOrange (the joint venture between Orange and MásMóvil in Spain, see Section 1.1.3 Significant events and Note 4.2 to the Interim condensed consolidated financial statements) and with the presentation of the Spain segment as discontinued operations in accordance with IFRS 5 (see Note 3 to the Interim condensed consolidated financial statements), the presentation of the Spain segment has changed in the segment information (see heading of Section 1.3 Review by business segment and Note 1.1 to the Interim condensed consolidated financial statements).

In addition, in accordance with IFRS 5, the income statement data for the first half of 2023 have been restated to allow the periods presented to be compared (see start of the Interim management report and Notes 1 and 3 to the Interim condensed consolidated financial statements).

1.3.2.1     Revenues - Europe

Europe (excluding Spain (2))	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	3,468	3,541	3,230	(2.1)%	7.4%
Retail services (B2C+B2B)	2,503	2,503	2,202	0.0%	13.7%
Convergent services	699	653	520	7.0%	34.5%
Mobile-only services	1,082	1,085	1,060	(0.3)%	2.1%
Fixed-only services	496	517	384	(4.1)%	29.2%
IT & integration services	226	247	238	(8.7)%	(5.2)%
Wholesale services	408	454	434	(10.1)%	(6.0)%
Equipment sales	482	497	475	(3.1)%	1.3%
Other revenues	75	87	119	(13.8)%	(36.6)%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Operation discontinued on March 26, 2024 (see start of the Interim management report, Section 1.1.3 Significant events and Note 3 to the Interim condensed consolidated financial statements).

Europe (excluding Spain (2))	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	3,468	3,541	3,230	(2.1)%	7.4%
Poland	1,437	1,474	1,375	(2.5)%	4.5%
Belgium & Luxembourg	978	954	740	2.5%	32.0%
Central Europe (3)	1,056	1,117	1,117	(5.4)%	(5.5)%
Eliminations	(3)	(3)	(3)	-	-

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Operation discontinued on March 26, 2024 (see start of the Interim management report, Section 1.1.3 Significant events and Note 3 to the Interim condensed consolidated financial statements).

(3)  Central Europe: entities in Moldova, Romania and Slovakia.

Change on a historical basis

On a historical basis, the increase of 238 million euros in revenues from the European countries between the first half of 2023 and the first half of 2024 is attributable to:

−     the favorable effect of changes in the scope of consolidation and other changes, which represent 212 million euros and primarily include the effect of the takeover of VOO by Orange Belgium on June 2, 2023 for 215 million euros (see Section 1.1.3 Significant events);

−     and the positive effect of foreign exchange fluctuations for 100 million euros, mainly due to changes of 97 million euros in the Polish zloty against the euro;

−     partially offset by the organic change on a comparable basis, i.e. a decrease in revenues of 73 million euros.

Change on a comparable basis

On a comparable basis, the decrease of 73 million euros in revenues from the European countries between the first half of 2023 and the first half of 2024, i.e. a decline of 2.1%, is mainly attributable to:

−     the decrease in Wholesale services in all European countries, mainly due to regulatory cuts in call termination rates (mobile and fixed) and the decline in voice and message traffic;

−     the decline in Fixed-only services, mainly in Romania (down 12.0% year on year) and Poland (down 5.2% year on year), due mainly to the decrease in fixed-only access bases (especially narrowband) between the two periods;

−     the decrease in IT & Integration Services, mainly in Poland and Romania;

−     the decline in Equipment sales, mainly due to lower demand for handsets (mainly mobile) in Romania and, to a lesser extent, in Slovakia;

−     and the decline in Other revenues, mainly due to the decrease in energy resale in Poland;

These unfavorable changes were partially offset by the increase in Convergent services, mainly in Poland (an increase of 10.0% year on year) and in Belgium (an increase of 9.7% year on year), driven by both the growth in the convergent customer base (an increase of 4.6% year on year on a comparable basis) and the rise in half-year convergent ARPO between the two periods (mainly due to the rate increases implemented in 2023).

1.3.2.2     EBITDAaL - Europe

Change on a historical basis

On a historical basis, the increase of 108 million euros in EBITDAaL from the European countries between the first half of 2023 and the first half of 2024 is the result of (i) the favorable effect of changes in the scope of consolidation and other changes of 43 million euros, due to the effect of the takeover of VOO by Orange Belgium on June 2, 2023, (ii) the positive effect of foreign exchange fluctuations of 28 million euros and (iii) the organic change on a comparable basis, i.e. an increase of 37 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the increase of 37 million euros in EBITDAaL from the European countries between the first half of 2023 and the first half of 2024 is mainly attributable to:

−     (i) the decrease in interconnection charges (in line with the decline in revenues from wholesale services, see Section 1.3.2.1 Revenues - France), (ii) the decrease in commercial expenses and equipment costs, related to the decline in equipment sales, (iii) the decrease in other external purchases and (iv) to a lesser extent, the increase in other operating income (net of other operating expenses);

−     partially offset by (i) a decline of 73 million euros in revenues, and (ii) an increase in labor expenses, mainly for the entities in Romania (development of a shared services center) and Poland.

1.3.2.3     Operating income - Europe

Change on a historical basis

On a historical basis, the decrease of 183 million euros in operating income from the European countries between the first half of 2023 and the first half of 2024 is attributable to:

−     the unfavorable effect of changes in the scope of consolidation and other changes, representing 211 million euros and primarily including the effect of the equity accounting of MásOrange on March 26, 2024 for 206 million euros (see Section 1.1.3 Significant events);

−     the positive impact of foreign exchange fluctuations of 14 million euros;

−     partially offset by the organic change on a comparable basis, i.e. an increase in operating income of 14 million euros.

Change on a comparable basis

On a comparable basis, the increase of 14 million euros in operating income from the European countries between the first half of 2023 and the first half of 2024 is mainly attributable to:

−     (i) the increase of 37 million euros in EBITDAaL and (ii) the counter-effect of the recognition, in the first half of 2023, of acquisition and integration costs relating to the acquisition of VOO in Belgium in June 2023;

−     partially offset by (i) the increase in the depreciation and amortization of fixed assets (mainly due to the depreciation of property, plant and equipment and amortization of the subscriber base relating to the acquisition of VOO in Belgium in June 2023), (ii) the decrease in gains (losses) on disposal of fixed assets in Poland (real estate disposals carried out as part of the optimization of real estate assets) and (iii) the increase in restructuring programs costs.

1.3.2.4     Economic CAPEX - Europe

Change on a historical basis

On a historical basis, the decrease of 81 million euros in the economic CAPEX of the European countries between the first half of 2023 and the first half of 2024 includes:

−     the unfavorable effect of changes in the scope of consolidation and other changes, which represent 118 million euros and include (i) the effect of Orange ceasing to have exclusive control of Orange Espagne and its subsidiaries on March 26, 2024 for 177 million euros (see Section 1.1.3 Significant events), (ii) partially offset by the effect of the takeover of VOO by Orange Belgium on June 2, 2023 for 59 million euros;

−     the positive impact of foreign exchange fluctuations of 8 million euros;

−     and the organic change on a comparable basis, i.e. an increase of 29 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the increase of 29 million euros in the economic CAPEX of the European countries between the first half of 2023 and the first half of 2024 is mainly attributable to:

−     (i) the decrease in disposals of fixed assets in Poland (real estate disposals carried out as part of the optimization of real estate assets) and (ii) increased investments in mobile networks, mainly very high-speed broadband (4G / 5G) networks, particularly in Belgium;

−     partially offset by (i) the decline in gross investments in very high-speed broadband fixed networks (FTTH), mainly in Romania, and (ii) the decrease in capital expenditure relating to leased handsets, Liveboxes and equipment installed on customer premises in Belgium.

1.3.2.5     Additional information - Europe

Europe (excluding Spain (2))			2024	2023	2023	% change	% change
(at June 30, in thousands, at the end of the period)				data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Convergent services
Number of convergent customers			3,124	2,987	2,769	4.6%	12.8%
Mobile services
Number of mobile accesses (3)			38,974	37,798	37,400	3.1%	4.2%
o/w:	Convergent customers mobile accesses		5,363	5,126	4,789	4.6%	12.0%
	Mobile-only accesses		33,611	32,672	32,611	2.9%	3.1%
o/w:	Contract customers mobile accesses		30,083	28,027	27,628	7.3%	8.9%
	Prepaid customers mobile accesses		8,891	9,771	9,771	(9.0)%	(9.0)%
Fixed services
Number of fixed accesses			7,343	7,634	7,138	(3.8)%	2.9%
Fixed Retail accesses			6,959	7,248	6,751	(4.0)%	3.1%
o/w:	Fixed Broadband accesses		5,382	5,344	4,848	0.7%	11.0%
	o/w:	Very high-speed broadband fixed accesses	3,554	3,215	2,719	10.5%	30.7%
	o/w:	Convergent customers fixed accesses	3,124	2,987	2,769	4.6%	12.8%
		Fixed-only accesses	2,258	2,357	2,079	(4.2)%	8.6%
o/w:	Fixed Narrowband accesses		1,577	1,904	1,904	(17.2)%	(17.2)%
Fixed Wholesale accesses			384	387	387	(0.8)%	(0.8)%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Operation discontinued on March 26, 2024 (see start of the Interim management report and Section 1.1.3 Significant events).

(3)  Excluding customers of Mobile Virtual Network Operators (MVNOs).

1.3.3       Africa & Middle East

Africa & Middle East	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	3,742	3,380	3,472	10.7%	7.8%
EBITDAaL (1)	1,425	1,243	1,260	14.7%	13.1%
EBITDAaL/Revenue	38.1%	36.8%	36.3%	1.3 pt	1.8 pt
Operating income	943	737	742	27.9%	27.2%
eCAPEX (1)	692	623	648	11.1%	6.8%
eCAPEX/Revenue	18.5%	18.4%	18.7%	0.1 pt	(0.2 pt)
Investments in property, plant and equipment and intangible assets	696	664	690	4.8%	0.8%
Investments in property, plant and equipment and intangible assets/Revenue	18.6%	19.6%	19.9%	(1.0 pt)	(1.3 pt)
Average number of employees	14,856	14,758	14,598	0.7%	1.8%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

1.3.3.1     Revenues - Africa & Middle East

Africa & Middle East	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	3,742	3,380	3,472	10.7%	7.8%
Retail services (B2C+B2B)	3,373	3,018	3,083	11.7%	9.4%
Mobile-only services	2,872	2,595	2,652	10.7%	8.3%
Fixed-only services	464	403	411	15.1%	13.0%
IT & integration services	37	20	21	78.9%	77.9%
Wholesale services	302	301	324	0.5%	(6.7)%
Equipment sales	46	42	43	11.8%	7.1%
Other revenues	20	19	21	3.3%	(6.7)%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

Africa & Middle East	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	3,742	3,380	3,472	10.7%	7.8%
Sonatel sub-group (2)	1,338	1,217	1,210	9.9%	10.5%
Côte d’Ivoire sub-group (3)	804	760	760	5.7%	5.7%
Egypt	367	269	368	36.0%	(0.5)%
Morocco	385	358	352	7.7%	9.5%
Jordan	234	227	227	2.8%	2.9%
Cameroon	269	227	227	18.3%	18.3%
Congo (DRC)	220	215	215	2.3%	2.3%
Other countries (4)	160	141	146	13.5%	9.3%
Eliminations	(34)	(35)	(35)	-	-

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Sonatel sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(3)  Côte d’Ivoire sub-group: entities in Côte d’Ivoire, Burkina Faso and Liberia.

(4)  Other countries: mainly entities in Botswana, Central African Republic (CAR) and Madagascar.

Change on a historical basis

On a historical basis, the increase of 270 million euros in revenues from the Africa & Middle East countries between the first half of 2023 and the first half of 2024 includes (i) the negative effect of foreign exchange fluctuations for 90 million euros, mainly as a result of changes in the Egyptian pound against the euro for 95 million euros, (ii) the unfavorable impact of changes in the scope of consolidation and other changes for 2 million euros and (iii) the organic change on a comparable basis, i.e. an increase of 362 million euros in revenues.

Change on a comparable basis

On a comparable basis, the increase of 362 million euros in revenues from the Africa & Middle East countries between the first half of 2023 and the first half of 2024, i.e. an increase of 10.7%, is mainly attributable to:

−     the increase in Mobile-only services, driven by (i) the growth in data services, which rose 16.8% year on year, mainly driven by the dynamism of the 4G customer base, which grew 25.1% year on year to reach 70.9 million customers at June 30, 2024, and (ii) the year-on-year growth of 21.1% in revenues from Orange Money, mainly due to the 14.0% growth in the active customer base. The mobile access base also continued to grow, recording a year-on-year increase of 6.8%;

−     the growth of Fixed-only services, driven by the development of fixed-only broadband services, which rose 19.9% year on year. The fixed-only broadband access base grew 16.3% year on year, reaching 3.6 million customers at June 30, 2024;

−     and, to a lesser extent, the growth of IT & Integration Services, mainly in Egypt, Jordan and Morocco.

1.3.3.2     EBITDAaL - Africa & Middle East

Change on a historical basis

On a historical basis, the increase of 165 million euros in EBITDAaL from the Africa & Middle East countries between the first half of 2023 and the first half of 2024 includes (i) the negative effect of foreign exchange fluctuations for 34 million euros, mainly as a result of changes in the Egyptian pound against the euro, (ii) the favorable impact of changes in the scope of consolidation and other changes for 17 million euros and (iii) the organic change on a comparable basis, i.e. an increase of 183 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the increase of 183 million euros in EBITDAaL from the Africa & Middle East countries between the first half of 2023 and the first half of 2024 was primarily due to the growth of 362 million euros in revenues, partially offset by:

−     the increase in commercial expenses and equipment costs, mainly due to the increase in retail fees and commissions related to business growth (in particular the sales and marketing efforts related to Orange Money);

−     the increase in other network expenses and IT expenses, due to higher energy access costs for the fixed and mobile networks, the growth in traffic and the ongoing fixed and mobile network roll-outs in all countries;

−     the increase in operating taxes and levies, mainly as a result of business growth;

−     the increase in labor expenses in almost all countries in the region, mainly due to commercial performance;

−     and the growth in network expenses, mainly due to higher international transit costs.

1.3.3.3     Operating income - Africa & Middle East

Change on a historical basis

On a historical basis, the increase of 202 million euros in operating income from the Africa & Middle East countries between the first half of 2023 and the first half of 2024 includes (i) the negative effect of foreign exchange fluctuations for 19 million euros, mainly as a result of changes in the Egyptian pound against the euro, (ii) the favorable impact of changes in the scope of consolidation and other changes for 15 million euros and (iii) the organic change on a comparable basis, i.e. an increase of 206 million euros in operating income.

Change on a comparable basis

On a comparable basis, the increase of 206 million euros in operating income in the Africa & Middle East countries between the first half of 2023 and the first half of 2024 is mainly attributable to (i) the increase of 183 million euros in EBITDAaL and (ii) the counter-effect of the recognition, in the first half of 2023, of a net expense on significant litigations for 38 million euros, (iii) partially offset by the increase in the depreciation and amortization of fixed assets, mainly in Egypt and Senegal with the amortization of new telecommunication licenses.

1.3.3.4     Economic CAPEX - Africa & Middle East

Change on a historical basis

On a historical basis, the increase of 44 million euros in the economic CAPEX of the Africa & Middle East countries between the first half of 2023 and the first half of 2024 includes (i) the negative effect of foreign exchange fluctuations for 26 million euros, mainly as a result of changes in the Egyptian pound against the euro, (ii) the favorable impact of changes in the scope of consolidation and other changes for 1 million euros and (iii) the organic change on a comparable basis, i.e. an increase of 69 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the increase of 69 million euros in economic CAPEX in the Africa & Middle East countries between the first half of 2023 and the first half of 2024 is mainly the result of the growth in investments in mobile networks to support business growth (roll-outs and capacity investments) and changes in usage.

1.3.3.5     Additional information - Africa & Middle East

Africa & Middle East		2024	2023	2023	% change	% change
(at June 30, in thousands, at the end of the period)			data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Mobile services
Number of mobile accesses (2)		156,043	146,172	146,172	6.8%	6.8%
o/w:	Contract customers mobile accesses	10,953	9,822	9,822	11.5%	11.5%
	Prepaid customers mobile accesses	145,090	136,350	136,350	6.4%	6.4%
Fixed services
Number of fixed accesses		4,520	3,889	3,889	16.2%	16.2%
Fixed Retail accesses		4,520	3,889	3,889	16.2%	16.2%
o/w:	Fixed Broadband accesses	3,558	3,060	3,060	16.3%	16.3%
	Fixed Narrowband accesses	962	830	830	15.9%	15.9%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Excluding customers of Mobile Virtual Network Operators (MVNOs).

1.3.4       Orange Business

Orange Business	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	3,919	3,953	3,944	(0.9)%	(0.6)%
EBITDAaL (1)	277	312	311	(11.3)%	(10.9)%
EBITDAaL/Revenue	7.1%	7.9%	7.9%	(0.8 pt)	(0.8 pt)
Operating income	105	116	118	(9.9)%	(11.0)%
eCAPEX (1)	138	142	140	(2.6)%	(1.6)%
eCAPEX/Revenue	3.5%	3.6%	3.6%	(0.1 pt)	(0.0 pt)
Investments in property, plant and equipment and intangible assets	138	156	155	(11.4)%	(10.6)%
Investments in property, plant and equipment and intangible assets/Revenue	3.5%	4.0%	3.9%	(0.4 pt)	(0.4 pt)
Average number of employees	30,259	29,667	29,313	2.0%	3.2%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

As part of the Lead the Future strategic plan, the Group announced its intention to transform its B2B telecommunication operator model (in order to adapt to the changing B2B market) and strengthen its position in cybersecurity. With this in mind, Orange Business has presented the operational implementation of its priorities. This plan, which carries a strong ambition to transform and simplify Orange Business, was ongoing at June 30, 2024 (see Section 1.1.3 Significant events).

Orange Business aims to become the benchmark European network and digital integrator.

1.3.4.1     Revenues - Orange Business

Orange Business	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	3,919	3,953	3,944	(0.9)%	(0.6)%
Fixed-only services	1,502	1,639	1,641	(8.3)%	(8.4)%
Voice services (2)	396	463	464	(14.5)%	(14.6)%
Data services (3)	1,107	1,176	1,177	(5.9)%	(6.0)%
IT & integration services	1,914	1,805	1,794	6.0%	6.7%
Services and mobile equipment (4)	503	509	509	(1.2)%	(1.2)%
Mobile-only services	352	348	348	1.0%	1.0%
Wholesale services	20	20	20	(2.0)%	(2.0)%
Equipment sales	131	140	140	(6.8)%	(6.8)%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Voice services include (i) legacy voice offers (Public Switched Telephone Network or PSTN accesses), (ii) Voice over Internet Protocol (VoIP) products, (iii) audio-conference services, (iv) incoming traffic for call centers and (v) network equipment sales related to the operation of voice services.

(3)  Data services include (i) legacy data solutions still offered by Orange Business (Frame Relay, Transrel, leased lines, narrowband), (ii) services having reached a certain maturity such as IP-VPN (Internet Protocol virtual personal network), and broadband infrastructure products such as satellite or fiber optic accesses, (iii) satellite TV broadcast services, (iv) Business Everywhere roaming offers and (v) network equipment sales related to the operation of data services.

(4)  Mobile services and equipment sales include (i) mobile-only services, (ii) wholesale services, corresponding to incoming mobile B2B traffic invoiced to other carriers and (iii) mobile equipment sales.

Change on a historical basis

On a historical basis, the decrease of 25 million euros in Orange Business revenues between the first half of 2023 and the first half of 2024 includes (i) the favorable effect of changes in the scope of consolidation and other changes of 11 million euros, mainly related to the effect of the acquisitions of NEHS Digital and Xperis by Enovacom on September 20, 2023, (ii) the negative effect of foreign exchange fluctuations, i.e. 3 million euros, and (iii) the organic change on a comparable basis, i.e. a decrease of 34 million euros in revenues.

Change on a comparable basis

On a comparable basis, the decrease of 34 million euros in Orange Business revenues between the first half of 2023 and the first half of 2024, i.e. a decrease of 0.9%, is mainly attributable to:

−     the decline in Fixed-only services, impacted by both (i) the decline in Data services, owing to the general trend toward transformation of data services technologies, and (ii) the decline in Voice services, which continue to be affected by the downward trend in conventional fixed telephony, mainly in France;

−     partially offset by the growth in IT & Integration Services, driven by the growing requirements of businesses in the field of (i) cybersecurity services (up 11.3% year on year), (ii) cloud services (up 8.3% year on year) and (iii) integration services (up 2.5% year on year), mainly including unified communication and collaboration services.

1.3.4.2     EBITDAaL - Orange Business

Change on a historical basis

On a historical basis, the decline of 34 million euros in EBITDAaL from Orange Business between the first half of 2023 and the first half of 2024 included (i) the favorable impact of foreign exchange fluctuations of 5 million euros, (ii) the negative effect of changes in the scope of consolidation and other changes for 3 million euros and (iii) the organic change on a comparable basis, i.e. a decrease of 35 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the decrease of 35 million euros in EBITDAaL from Orange Business between the first half of 2023 and the first half of 2024 can essentially be attributed to:

−     the increase in commercial expenses and equipment costs, particularly in connection with higher sales of equipment for unified communication and collaboration services;

−     the rise in labor expenses, mainly due to the growth in the average number of employees (full-time equivalents) and connected with the development of IT & Integration Services and information technologies as part of the transformation of Orange Business into a Digital Services Company (DSC) model;

−     the decrease of 34 million euros in revenues;

−     and higher IT costs, related notably to increased cloud services;

−     partially offset by (i) the decrease in service fees and inter-operator costs, particularly connected with the decline in voice traffic, and (ii) the decrease in other external purchases.

1.3.4.3     Operating income - Orange Business

Change on a historical basis

On a historical basis, the decline of 13 million euros in operating income from Orange Business between the first half of 2023 and the first half of 2024 included (i) the negative effect of changes in the scope of consolidation and other changes for 6 million euros, (ii) the favorable impact of foreign exchange fluctuations, i.e. 5 million euros, and (iii) the organic change on a comparable basis, i.e. a decrease of 12 million euros in operating income.

Change on a comparable basis

On a comparable basis, the decrease of 12 million euros in operating income from Orange Business between the first half of 2023 and the first half of 2024 can mainly be attributed to:

−     (i) the decrease of 35 million euros in EBITDAaL and (ii) the counter-effect of the recognition, in the first half of 2023, of gains on disposal of fixed assets, relating for the most part to the sale by Globecast of a property in the United States;

−     partially offset by (i) the counter-effect of the recognition, in the first half of 2023, of specific labor expenses of 29 million euros for French part-time for seniors plans (TPS), corresponding essentially to the additional provision relating to the pension reform enacted in France in April 2023 (see Note 7 to the Interim condensed consolidated financial statements), and (ii) the decrease in depreciation and amortization of fixed assets.

1.3.4.4     Economic CAPEX - Orange Business

Change on a historical basis

On a historical basis, the decline of 2 million euros in the economic CAPEX of Orange Business between the first half of 2023 and the first half of 2024 included (i) the favorable effect of changes in the scope of consolidation and other changes, i.e. 2 million euros, (ii) the negative impact of foreign exchange fluctuations, i.e. 1 million euros, and (iii) the organic change on a comparable basis, i.e. a decrease of 4 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the decrease of 4 million euros in the economic CAPEX of Orange Business between the first half of 2023 and the first half of 2024 was mainly due to (i) the decline in investments in international projects, which was partially offset by (ii) the counter-effect of the recognition, in the first half of 2023, of the sale by Globecast of a property in the United States.

1.3.4.5     Additional information - Orange Business

Orange Business		2024	2023	2023	% change	% change
(at June 30, in thousands, at the end of the period)			data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Mobile services
Number of mobile accesses in France (2)		29,069	23,583	23,583	23.3%	23.3%
Fixed services
Number of fixed accesses in France		930	1,068	1,068	(12.9)%	(12.9)%
Fixed Retail accesses		930	1,068	1,068	(12.9)%	(12.9)%
o/w:	Fixed Broadband accesses	223	238	238	(6.3)%	(6.3)%
	Fixed Narrowband accesses	707	830	830	(14.8)%	(14.8)%
IP-VPN accesses worldwide (3)		319	337	337	(5.3)%	(5.3)%
o/w:	IP-VPN accesses in France (3)	276	294	294	(5.9)%	(5.9)%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Contract customers. Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)  Accesses of customers outside the Orange group, not including the carrier market.

1.3.5       Totem

Totem	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	349	342	342	1.9%	1.9%
EBITDAaL (1)	185	181	183	2.0%	1.2%
EBITDAaL/Revenue	53.0%	52.9%	53.4%	0.0 pt	(0.4 pt)
Operating income	129	126	127	2.5%	1.3%
eCAPEX (1)	64	64	65	(0.0)%	(1.9)%
eCAPEX/Revenue	18.3%	18.7%	19.0%	(0.4 pt)	(0.7 pt)
Investments in property, plant and equipment and intangible assets	64	64	65	(0.0)%	(1.9)%
Investments in property, plant and equipment and intangible assets/Revenue	18.3%	18.7%	19.0%	(0.4 pt)	(0.7 pt)
Average number of employees	198	201	189	(1.5)%	4.8%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

1.3.5.1     Revenues - Totem

Totem	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	349	342	342	1.9%	1.9%
Wholesale services	349	342	342	1.9%	1.9%
Other revenues	-	-	-	-	-

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

Change on a historical basis and on a comparable basis

On a historical basis and a comparable basis, the increase of 7 million euros in revenues from Totem between the first half of 2023 and the first half of 2024 (i.e. growth of 1,9%) can be explained mainly by (i) the increase in works and studies activities in France (mainly for new tenants) and (ii) the increase of 1.3% in hosting revenues year on year, partially offset by (iii) the decrease in revenues from energy resale (largely due to the fall in average prices).

At June 30, 2024, Totem had 27,169 sites with 38,229 active tenants, i.e. a tenancy rate of 1.4 tenants per site.

1.3.5.2     EBITDAaL - Totem

Change on a historical basis

On a historical basis, the increase of 2 million euros in EBITDAaL from Totem between the first half of 2023 and the first half of 2024 included (i) the unfavorable impact of changes in the scope of consolidation and other changes for 1 million euros and (ii) the organic change on a comparable basis, i.e. an increase of 4 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the increase of 4 million euros in EBITDAaL from Totem between the first half of 2023 and the first half of 2024 can mainly be explained by (i) the increase of 7 million euros in revenues and (ii) the decrease in depreciation of right-of-use assets, partially offset by (iii) the increase in other external purchases brought about by tower location planning and construction work on behalf of new occupants.

1.3.5.3     Operating income - Totem

Change on a historical basis

On a historical basis, the growth of 2 million euros in operating income from Totem between the first half of 2023 and the first half of 2024 included (i) the unfavorable impact of changes in the scope of consolidation and other changes for 1 million euros, and (ii) the organic change on a comparable basis, i.e. an increase of 3 million euros in operating income.

Change on a comparable basis

On a comparable basis, the growth of 3 million euros in operating income from Totem between the first half of 2023 and the first half of 2024 can be explained for the most part by the increase of 4 million euros in EBITDAaL.

1.3.5.4     Economic CAPEX - Totem

Change on a historical basis

On a historical basis, the decline of 1 million euros in the economic CAPEX of Totem between the first half of 2023 and the first half of 2024 can be explained by the unfavorable impact of changes in the scope of consolidation and other changes for 1 million euros.

Change on a comparable basis

On a comparable basis, the economic CAPEX of Totem was stable between the first half of 2023 and the first half of 2024. The increase in maintenance investments between the two periods was offset by lower new site construction volumes.

1.3.6       International Carriers & Shared Services

International Carriers & Shared Services	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	662	728	763	(9.2)%	(13.3)%
EBITDAaL (1)	(142)	(75)	(86)	(90.0)%	(65.7)%
EBITDAaL/Revenue	(21.5)%	(10.3)%	(11.2)%	(11.2 pt)	(10.2 pt)
Operating income	(519)	(313)	(329)	(65.9)%	(57.6)%
eCAPEX (1)	75	95	97	(21.8)%	(23.0)%
eCAPEX/Revenue	11.3%	13.1%	12.7%	(1.8 pt)	(1.4 pt)
Investments in property, plant and equipment and intangible assets	94	107	108	(12.0)%	(13.3)%
Investments in property, plant and equipment and intangible assets/Revenue	14.2%	14.7%	14.2%	(0.5 pt)	0.0 pt
Average number of employees	11,818	11,808	11,879	0.1%	(0.5)%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

1.3.6.1     Revenues - International Carriers & Shared Services

International Carriers & Shared Services	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	662	728	763	(9.2)%	(13.3)%
Wholesale services	428	516	516	(17.2)%	(17.2)%
Other revenues	234	212	247	10.5%	(5.2)%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

Change on a historical basis

On a historical basis, the decrease of 102 million euros in revenues from International Carriers & Shared Services between the first half of 2023 and the first half of 2024 can be explained by (i) the unfavorable impact of changes in the scope of consolidation and other changes, accounting for 35 million euros and corresponding to the sale of OCS and Orange Studio on January 31, 2024 (see Section 1.1.3 Significant events), and (ii) the organic change on a comparable basis, i.e. a decrease of 67 million euros in revenues.

Change on a comparable basis

On a comparable basis, the decrease of 67 million euros in revenues from International Carriers & Shared Services between the first half of 2023 and the first half of 2024, i.e. a decrease of 9.2%, is mainly attributable to:

−     the decrease of 89 million euros in Wholesale services. This decline is related essentially to (i) the counter-effect of the sale of rights of use for a submarine cable in the Caribbean in the first half of 2023, and (ii) the downward trend in voice traffic and the refocusing of services toward higher-value activities, partially offset by (iii) the increase in services related to the management of data and roaming services, resulting from market growth and increased travel;

−     partially offset by the increase of 22 million euros in Other revenues. This growth is due to (i) the increase in revenues from Sofrecom, (ii) higher patent and intellectual property revenues for the Group’s innovation division, and (iii) higher revenues from Orange Marine, driven by persistently strong business, particularly for submarine cable laying and maintenance activities.

1.3.6.2     EBITDAaL - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the decline of 56 million euros in EBITDAaL from International Carriers & Shared Services between the first half of 2023 and the first half of 2024 included (i) the favorable impact of changes in the scope of consolidation and other changes for 8 million euros, (ii) the positive effect of foreign exchange fluctuations of 3 million euros, and (iii) the organic change on a comparable basis, i.e. a decrease of 67 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the decline of 67 million euros in EBITDAaL from International Carriers & Shared Services between the first half of 2023 and the first half of 2024 was mainly due to:

−     (i) the decrease of 67 million euros in revenues, (ii) the increase in other operating expenses, mainly reflecting the developments in various litigations between the periods, (iii) the increase in building costs for resale and (iv) higher labor expenses;

−     partially offset by (i) the decrease in interconnection charges, connected to the decline in revenues from wholesale services (see Section 1.3.6.1 Revenues - International Carriers & Shared Services), and (ii) the decrease in commercial expenses and equipment costs, due essentially to the counter-effect of production transferred from inventory following the sale of rights of use for a submarine cable in the Caribbean in the first half of 2023.

1.3.6.3     Operating income - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the decline of 190 million euros in operating income from International Carriers & Shared Services between the first half of 2023 and the first half of 2024 included (i) the positive effect of changes in the scope of consolidation and other changes for 13 million euros, (ii) the favorable impact of foreign exchange fluctuations of 3 million euros, and (iii) the organic change on a comparable basis, i.e. a decrease of 206 million euros in operating income.

Change on a comparable basis

On a comparable basis, the decrease of 206 million euros in operating income from International Carriers & Shared Services between the first half of 2023 and the first half of 2024 can mainly be attributed to:

−     the recognition, in the first half of 2024, of the capital loss on the disposal of all OCS and Orange Studio securities, amounting to 174 million euros (see Section 1.1.3 Significant events and Note 4 to the Interim condensed consolidated financial statements);

−     and the decrease of 67 million euros in EBITDAaL;

−     partially offset by the counter-effect of the recognition, in the first half of 2023, of specific labor expenses of 48 million euros for French part-time for seniors plans (TPS), corresponding essentially to the additional provision relating to the pension reform enacted in France in April 2023 (see Note 7 to the Interim condensed consolidated financial statements).

1.3.6.4     Economic CAPEX - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the decline of 22 million euros in the economic CAPEX of International Carriers & Shared Services between the first half of 2023 and the first half of 2024 was due to (i) the negative impact of changes in the scope of consolidation and other changes for 1 million euros and (ii) the organic change on a comparable basis, i.e. a decrease of 21 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the decrease of 21 million euros in the economic CAPEX of International Carriers & Shared Services between the first half of 2023 and the first half of 2024 can mainly be explained by (i) greater disposals of fixed assets (property disposals made as part of the optimization of the Group’s real estate assets) and (ii) the decline in IT-related capital expenditure.

1.3.7       Mobile Financial Services

Mobile Financial Services	2024	2023	2023	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis	data on a historical basis
Net banking income (NBI) (2)	34	42	75	(19.1)%	(54.9)%
Cost of bank credit risk (3)	(9)	(13)	(32)	(31.2)%	(73.1)%
Operating Income	(140)	(75)	(73)	(85.6)%	(92.2)%
eCAPEX (1)	0	19	20	(99.4)%	(99.4)%
Investments in property, plant and equipment and intangible assets	0	19	20	(99.4)%	(99.4)%
Average number of employees	719	809	879	(11.1)%	(18.2)%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Net banking income (NBI) recognized as other operating income (see Notes 1.3 and 1.4 to the Interim condensed consolidated financial statements).

(3)  Cost of bank credit risk recognized in other operating expenses (see Notes 1.3 and 1.4 to the Interim condensed consolidated financial statements).

As part of a strategic review of its assets, at the end of June 2023, the Orange group announced its intention to withdraw from retail banking in France and Spain, as well as the launch of discussions with the BNP Paribas group. Following these negotiations, at the end of February 2024, Orange Bank announced a partnership with the BNP Paribas group that resulted in several agreements being signed during the first half of 2024 (see Section 1.1.3 Significant events). At June 30, 2024, the discontinuation of Orange Bank’s activities was ongoing (see Notes 6.3 and 13 to the Interim condensed consolidated financial statements).

1.3.7.1     Operating activities

The segment information for Mobile Financial Services (operating income, investments in property, plant and equipment and intangible assets) is presented in Notes 1.3, 1.4 and 1.5 to the Interim condensed consolidated financial statements.

Operating income - Mobile Financial Services

Change on a historical basis

On a historical basis, the decline of 67 million euros in operating income between the first half of 2023 and the first half of 2024 can be explained by (i) the unfavorable impact of changes in the scope of consolidation and other changes for 3 million euros and (ii) the organic change on a comparable basis, i.e. a decrease of 65 million euros in operating income.

Change on a comparable basis

On a comparable basis, the decrease of 65 million euros in operating income between the first half of 2023 and the first half of 2024 can mainly be attributed to:

−     the recognition, in the first half of 2024, of a 60 million euro expense for restructuring programs costs essentially comprising restructuring costs relating to the discontinuation of Orange Bank activities for 56 million euros (see Section 1.1.3 Significant events and Note 6.3 to the Interim condensed consolidated financial statements);

−     the recognition of impairment of fixed assets and capital losses on the disposal of securities and activities (disposals of loan portfolios) connected to the discontinuation of banking activities;

−     and the decline in net banking income (NBI, see Notes 1.3 and 1.4 to the Interim condensed consolidated financial statements), in connection with the gradual discontinuation of activity in France and Spain;

−     partially offset by (i) the decrease in the cost of bank credit risk (see Notes 1.3, 1.4 and 6.2 to the Interim condensed consolidated financial statements) due to the disposal of loan portfolios and (ii) lower commercial (advertising and promotional) expenses.

Economic CAPEX - Mobile Financial Services

Change on a historical basis

On a historical basis, the decline of 20 million euros in economic CAPEX between the first half of 2023 and the first half of 2024 included (i) the unfavorable impact of changes in the scope of consolidation and other changes for 1 million euros and (ii) the organic change on a comparable basis, i.e. a decrease of 19 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the decline of 19 million euros in the economic CAPEX of Mobile Financial Services between the first half of 2023 and the first half of 2024 can be explained by the absence of investment in the first half of 2024 (versus 19 million euros in the first half of 2023) due to the ongoing discontinuation of activities.

1.3.7.2     Assets, liabilities and cash flows

As part of the ongoing discontinuation of the Orange Bank business (see Section 1.1.3 Significant events), in the first half of 2024 Orange Bank’s Spanish subsidiary sold all its loan portfolios to Banco Cetelem for a total of 556 million euros (see Note 13 to the Interim condensed consolidated financial statements).

The segment information for Mobile Financial Services (assets, liabilities and cash flows) is presented in Notes 1.6, 1.7 and 1.8 to the Interim condensed consolidated financial statements, and the activities of Mobile Financial Services (financial assets and liabilities) are described in Note 13 to the Interim condensed consolidated financial statements.

For more information on the risks related to Mobile Financial Services activities, see Section 2.1 Risk factors of the 2023 Universal Registration Document.

1.4     Cash flows and financial debt of telecom activities

To ensure the transparency of the financial statements and separate out the performance of telecom activities and Mobile Financial Services activities, the analysis and financial commentary are split to reflect these two business scopes. Accordingly, Section 1.4 Cash flows and financial debt of telecom activities deals with telecom activities, while Section 1.3.7 Mobile Financial Services deals with the Group’s banking activities.

1.4.1       Liquidity and cash flows from telecom activities

1.4.1.1     Organic cash flow and free cash flow all-in from telecom activities

Organic cash flow and free cash flow all-in from telecom activities are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

Organic cash flow and free cash flow all-in from telecom activities (1)	2024	2023
(at June 30, in millions of euros)		data on a historical basis
EBITDAaL from telecom activities including Spain until March 26, 2024 (1)	5,878	5,957
o/w Continuing operations	5,573	5,375
o/w Discontinued operations (Spain) (2)	305	582
eCAPEX of telecom activities including Spain until March 26, 2024 (1)	(3,087)	(3,133)
Increase (decrease) in eCAPEX trade payables (3)	(140)	(454)
Decrease (increase) in working capital requirement (4)	(363)	252
Interest paid and interest rates effects on derivatives, net (net of dividends received) (5)	(390)	(442)
Income tax paid	(511)	(647)
Other operating items	50	(56)
Organic cash flow from telecom activities (1)	1,437	1,477
o/w Continuing operations	1,551	1,320
o/w Discontinued operations (Spain) (2) (6)	(113)	156
Telecommunication licenses paid (7)	(177)	(202)
Significant litigation paid (and received)	(15)	(22)
Coupons on subordinated notes (8)	(107)	(102)
Free cash flow all-in from telecom activities (1)	1,138	1,151
o/w Continuing operations	1,255	1,036
o/w Discontinued operations (Spain) (2) (6)	(117)	115

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

      Data including Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control (see Section 1.1.3 Significant events).

(2)  Operation discontinued on March 26, 2024 (see start of the Interim management report and Section 1.1.3 Significant events).

(3)  Including investing donations received in advance.

(4)  See Section 1.6.4 Financial glossary.

(5)  Excluding (i) interest paid on lease liabilities of 120 million euros in the first half of 2024 and 112 million euros in the first half of 2023, and (ii) interest paid on debts related to financed assets of 8 million euros in the first half of 2024 and 6 million euros in the first half of 2023 (see Note 1.8 to the Interim condensed consolidated financial statements).

(6)  In the first half of 2024, cash flows between January 1 and March 26, 2024 (in the first half of 2023, cash flows between January 1 and June 30, 2023). In the first half of 2024, this negative impact is factored into the calculation of the total amount received under the transaction.

(7)  Mainly disbursements relating to (i) in the first half of 2024, licenses in Poland and Jordan, and (ii) in the first half of 2023, licenses in Belgium (within the general framework of the acquisition of 5G licenses and renewal of the existing 2G/3G spectrum) and in Spain.

(8)  See Note 14.4 to the Interim condensed consolidated financial statements.

1.4.1.1.1       Organic cash flow from telecom activities

Organic cash flow from telecom activities (including Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control, see Section 1.1.3 Significant events), totaled 1,437 million euros in the first half of 2024, versus 1,477 million euros in the first half of 2023 on a historical basis (see Note 1.8 to the Interim condensed consolidated financial statements).

Between the first half of 2023 and the first half of 2024, the decrease of 40 million euros in organic cash flow from telecom activities on a historical basis was due to:

−     the change in organic cash flow from telecom activities for discontinued operations. In the first half of 2024, organic cash flow from telecom activities for discontinued activities is negative and includes just one quarter of activity given that Orange ceased to have exclusive control of Orange Espagne and its subsidiaries on March 26, 2024. This negative impact is factored into the calculation of the total amount received under the transaction. In the first half of 2023, organic cash flow from discontinued operations was positive and corresponded to a full half-year of activity;

−     mostly offset by the increase of 230 million euros in organic cash flow from telecom activities for continuing operations.

Between the two periods, the growth of 230 million euros in organic cash flow from telecom activities for continuing operations was essentially due to:

−     the change of 297 million euros in economic CAPEX trade payables for telecom activities between the two periods, particularly in relation to (i) the downward trend in economic CAPEX of telecom activities on a historical basis and (ii) investing donations received in advance in the first half of 2024;

−     the increase of 198 million euros in EBITDAaL from telecom activities on a historical basis (see Section 1.2.2.1 Group EBITDAaL);

−     the decrease of 134 million euros in income tax paid;

−     and, to a lesser extent, the decrease of 53 million euros in interest paid and interest rates effects on derivatives, net (net of dividends received and excluding interest paid on lease liabilities and on debts related to financed assets);

−     partially offset by:

-       the change in working capital requirement of 337 million euros between the two periods, particularly in relation to the change in seasonality of cash in and cash out;

-       and the decrease of 134 million euros in economic CAPEX of telecom activities on a historical basis (see Section 1.2.5.1 Economic CAPEX).

1.4.1.1.2       Free cash flow all-in from telecom activities

Free cash flow all-in from telecom activities (including Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control, see Section 1.1.3 Significant events) totaled 1,138 million euros in the first half of 2024, versus 1,151 million euros in the first half of 2023 on a historical basis (see Note 1.8 to the Interim condensed consolidated financial statements).

Between the first half of 2023 and the first half of 2024, the decrease of 13 million euros in free cash flow all-in from telecom activities on a historical basis was mainly due to (i) the decline of 40 million euros in organic cash flow from telecom activities, partially offset by (ii) the decrease of 25 million euros in telecommunication licenses paid (see Section 1.2.5.2 Telecommunication licenses).

In the first half of 2024, free cash flow all-in from telecom activities for continuing operations totaled 1,255 million euros, up 219 million euros, primarily due to the increase of 230 million euros in organic cash flow from telecom activities for continuing operations.

1.4.1.2     Cash flows from telecom activities

Cash flows from telecom activities are presented in Note 1.8 to the Interim condensed consolidated financial statements.

Simplified statement of cash flows from telecom activities (1)	2024	2023
(at June 30, in millions of euros)		data on a historical basis
Net cash provided by operating activities	5,452	5,885
Net cash used in investing activities	219	(4,050)
o/w Sales of investment securities of Orange Spain and its subsidiaries (net of cash transferred)	4,425	-
Net cash used in financing activities	(3,134)	(1,830)
Cash change in cash and cash equivalents from telecom activities	2,538	4
Cash and cash equivalents in the opening balance	5,504	5,846
Cash change in cash and cash equivalents	2,538	4
Non-cash change in cash and cash equivalents	61	40
Cash and cash equivalents in the closing balance from telecom activities	8,103	5,890

(1)  See Note 1.8 to the Interim condensed consolidated financial statements.

      Data including Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control (see Section 1.1.3 Significant events).

Net cash provided by operating activities (telecom activities)

Between the first half of 2023 and the first half of 2024, the decrease of 433 million euros in net cash provided by operating activities (telecom activities) on a historical basis was largely attributable to:

−     (i) the change in working capital requirement of 615 million euros between the two periods, relating mostly to the change in gross trade receivables and other assets as well as to Orange ceasing to have exclusive control of Orange Espagne and its subsidiaries on March 26, 2024, and (ii) the increase of 92 million euros in operating taxes and levies paid;

−     partially offset by (i) the decrease of 136 million euros in income tax paid, (ii) the change in non-monetary items included in operating income (and reclassified items for presentation) from telecom activities, (iii) the decrease of 42 million euros in interest paid and interest rates effects on derivatives, net (net of dividends received, and including interest paid on lease liabilities and on debts related to financed assets), and (iv) the increase of 39 million euros in operating income from telecom activities on a historical basis.

Net cash used in investing activities (telecom activities)

Between the first half of 2023 and the first half of 2024, the decrease of 4,270 million euros in net cash used in investing activities (telecom activities) on a historical basis was mostly attributable to:

−     the disposal, in the first half of 2024, of Orange Espagne and its subsidiaries as part of the creation of MásOrange (the joint venture between Orange and MásMóvil in Spain) for 4,425 million euros net of cash transferred (see Section 1.1.3 Significant events and Note 4.2 to the Interim condensed consolidated financial statements);

−     the counter-effect of the acquisition, in the first half of 2023, of around 75% of VOO by Orange Belgium for 1,349 million euros net of cash acquired;

−     and the decline of 385 million euros in cash in from (and out on) purchases and sales of property, plant and equipment and intangible assets, mostly in relation to (i) Orange ceasing to have exclusive control of Orange Espagne and its subsidiaries on March 26, 2024 and (ii) the downward trend in capital expenditure;

−     partially offset by the change in investments and other financial assets between the two periods (largely investments at fair value), with an increase of 732 million euros in the first half of 2024, compared with a decrease of 1,122 million euros in the first half of 2023, due to the Group’s active cash management policy.

Net cash used in financing activities (telecom activities)

Between the first half of 2023 and the first half of 2024, the decrease of 1,304 million euros in net cash related to the financing of telecom activities on a historical basis was mostly due to:

−     the change in bank overdrafts and short-term borrowings, with a decrease of 302 million euros in the first half of 2024 (including the purchase of 198 million euros of subordinated notes reclassified as short-term debt at the end of 2023) versus an increase of 537 million euros in the first half of 2023, mostly due to less use of negotiable debt securities (NEU Commercial Paper);

−     the decrease of 512 million euros in medium and long-term debt issuances;

−     and, to a lesser extent, (i) the counter-effect of issuances of subordinated notes (net of purchases and other expenses) in the first half of 2023, amounting to 177 million euros (see Note 14.4 to the Interim condensed consolidated financial statements), and (ii) the effect of Orange Bank capital increases subscribed by the Group between the two periods;

−     partially offset by the change in deposits and other financial assets related to debt (largely cash collateral received), with a decrease of 230 million euros in the first half of 2024, compared with a increase of 252 million euros in the first half of 2023, due to the change in the fair value of derivatives used for hedging the Group’s bonds.

1.4.2       Financial debt and liquidity position of telecom activities

Net financial debt (see Note 11.3 to the Interim condensed consolidated financial statements) and the ratio of net financial debt to EBITDAaL from telecom activities are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary. Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks of the 2023 Universal Registration Document.

	June 30, 2024	Dec. 31, 2023 (3)
		data on a historical basis
Net financial debt (1) (2)	23,011	27,002
Ratio of net financial debt/EBITDAaL from telecom activities (1)	1.90	2.05

(1)  See Section 1.5 Financial indicators not defined by IFRS.

(2)  In millions of euros.

(3)  At December 31, 2023, data including Orange Espagne and its subsidiaries.

Between December 31, 2023 and June 30, 2024, net financial debt fell 3,991 million euros, mainly due to the disposal of Orange Espagne and its subsidiaries as part of the creation of MásOrange (the joint venture between Orange and MásMóvil in Spain), which generated proceeds of 4,425 million euros net of cash transferred (see Section 1.1.3 Significant events and Note 4.2 to the Interim condensed consolidated financial statements).

Change in net financial debt	Decrease/ (Increase)
(at June 30, in millions of euros)
Net financial debt at December 31, 2023	(27,002)
Free cash flow all-in from telecom activities including Spain until March 26, 2024 (1)	1,138
o/w Continuing operations	1,255
o/w Discontinued operations (Spain) (2)	(117)
Net effect of changes in the scope of consolidation (2)	4,346
Net effect of the creation of MásOrange (3)	4,427
Other	(81)
Issues (redemptions) and other fees on subordinated notes (4)	(4)
Dividends paid to owners of the parent company (5)	(1,117)
Dividends paid to non-controlling interests	(213)
Other financial items (6)	(159)
Decrease (increase) in net financial debt	3,991
Net financial debt at June 30, 2024	(23,011)

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

      See also Section 1.4.1.1 Organic cash flow and free cash flow all-in from telecom activities and Note 1.8 to the Interim condensed consolidated financial statements.

(2)  Operation discontinued on March 26, 2024 (see start of the Interim management report and Section 1.1.3 Significant events). This negative impact is factored into the calculation of the total amount received under the transaction.

(3)  Of which 4,425 million euros of cash received (net of cash transferred, see Section 1.1.3 Significant events and Note 4.2 to the Interim condensed consolidated financial statements).

(4)  See Note 14.4 to the Interim condensed consolidated financial statements.

(5)  The Shareholders’ Meeting of May 22, 2024 approved a dividend of 0.72 euros per share for the 2023 fiscal year. Given that an interim dividend of 0.30 euros per share was paid on December 6, 2023 and totaled 798 million euros, the balance of the dividend was 0.42 euros per share and was paid on June 6, 2024, totaling 1,117 million euros (see Note 14.3 to the Interim condensed consolidated financial statements).

(6)  Including (i) the capital increase of Orange Bank subscribed by the Group for 250 million euros (see Note 1.8 to the Interim condensed consolidated financial statements), (ii) the change in debts related to financed assets and (iii) the change in foreign exchange fluctuations and derivatives, accrued interest not yet due and amortized cost.

As of June 30, 2024, the liquidity position of the telecom activities amounted to 17,391 million euros (see Note 12.1 to the Interim condensed consolidated financial statements). The change in the assets, liabilities and financial results of the telecom activities is described in Note 11 to the Interim condensed consolidated financial statements.

1.5     Financial indicators not defined by IFRS

In this document, in addition to the financial indicators reported in accordance with IFRS (International Financial Reporting Standards), Orange publishes financial indicators not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for, or to be confused with, the financial indicators as defined by IFRS.

1.5.1       Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the fiscal year ended and restating the results for the corresponding period in the previous fiscal year, in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides details of the effect of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business effect. The method used is to apply to the data of the corresponding period of the previous fiscal year the methods and the scope of consolidation for the period just ended, as well as the average exchange rates used for the consolidated income statement in the Interim condensed consolidated financial statements for the period just ended.

Orange’s management believes that the presentation of these indicators on a comparable basis is relevant because these are indicators used internally by the Group to monitor its operating activities. Changes on a comparable basis better reflect organic business changes.

Data on a comparable basis are financial indicators not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for an analysis of the Group’s historical data for the past fiscal year or previous periods.

Group

The following table presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the key operating data for the first half of 2023.

First half year 2023 / Group	Revenue	EBITDAaL (1)	Operating income	eCAPEX (1)	Investments in property, plant and equipment and intangible assets	Average number of employees
(at June 30, 2023, in millions of euros)
Data on a historical basis	19,352	5,313	2,061	3,154	3,834	120,991
Foreign exchange fluctuations (2)	10	1	3	(19)	(17)	-
Polish zloty (PLN)	97	24	11	8	12	-
Guinean francs (GNF)	9	5	4	1	1	-
Egyptian pound (EGP)	(95)	(35)	(18)	(28)	(28)	-
Other	(1)	7	6	0	(2)	-
Changes in the scope of consolidation and other changes	190	63	(190)	(119)	(139)	1,381
Acquisition/Takeover of VOO	215	43	(5)	59	59	1,175
Acquisition of NEHS Digital and Xperis by Enovacom	19	(3)	(6)	3	3	290
Disposal of OCS and Orange Studio (3)	(35)	10	14	(1)	(1)	(66)
Loss of exclusive control of Orange Spain and its subsidiaries (3)	-	-	-	(177)	(197)	-
Equity accounting of MásOrange (3)	-	-	(206)	-	-	-
Other	(9)	13	13	(3)	(3)	(18)
Data on a comparable basis	19,552	5,378	1,874	3,016	3,679	122,371

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Foreign exchange fluctuations between the average exchange rates for the first half of 2023 and the average exchange rates for the first half of 2024.

(3)  See Section 1.1.3 Significant events.

The changes included in the transition from data on a historical basis to data on a comparable basis for the first half of 2023 include:

−     foreign exchange fluctuations between the average exchange rates for the first half of 2023 and the average exchange rates for the first half of 2024;

−     and changes in the scope of consolidation and other changes, mainly including:

-       the acquisition of VOO by Orange Belgium (Europe segment) on June 2, 2023, effective as of January 1, 2023 on a comparable basis;

-       the acquisitions of NEHS Digital and Xperis by Enovacom (Orange Business segment) on September 20, 2023, effective as of January 1, 2023 on a comparable basis;

-       the disposal of OCS and Orange Studio (International Carriers & Shared Services segment) on January 31, 2024 (see Section 1.1.3 Significant events and Note 4.2 to the Interim condensed consolidated financial statements), effective as of February 1, 2023 on a comparable basis;

-       Orange ceasing to have exclusive control of Orange Espagne and its subsidiaries (Europe segment) on March 26, 2024 (see Section 1.1.3 Significant events and Notes 3 and 4.2 to the Interim condensed consolidated financial statements), effective as of April 1, 2023 on a comparable basis;

-       and the equity accounting of MásOrange (Europe segment) following its creation on March 26, 2024 (see Section 1.1.3 Significant events and Note 9 to the Interim condensed consolidated financial statements), effective as of April 1, 2023 on a comparable basis.

Segments

The following table presents, for each segment of the Orange group, the transition from data on a historical basis to data on a comparable basis for the key operating data for the first half of 2023.

First half year 2023 / Segments	Revenue	EBITDAaL (1)	Operating income	eCAPEX (1)	Investments in property, plant and equipment and intangible assets	Average number of employees
(at June 30, 2023, in millions of euros)
France
Data on a historical basis	8,691	2,859	1,186	1,429	1,652	43,248
Foreign exchange fluctuations (2)	-	-	-	-	-	-
Changes in the scope of consolidation and other changes (3)	(4)	3	3	-	-	(165)
Data on a comparable basis	8,687	2,862	1,189	1,429	1,652	43,082
Europe
Data on a historical basis	3,230	848	290	754	1,143	20,884
Foreign exchange fluctuations (2)	100	28	14	8	12	-
Changes in the scope of consolidation and other changes (3)	212	43	(211)	(118)	(138)	1,161
Acquisition/Takeover of VOO	215	43	(5)	59	59	1,175
Loss of exclusive control of Orange Spain and its subsidiaries (4)	-	-	-	(177)	(197)	-
Equity accounting of MásOrange (4)	-	-	(206)	-	-	-
Other changes (3)	(3)	0	(0)	(0)	(0)	(14)
Data on a comparable basis	3,541	919	94	644	1,017	22,046
Africa & Middle East
Data on a historical basis	3,472	1,260	742	648	690	14,598
Foreign exchange fluctuations (2)	(90)	(34)	(19)	(26)	(28)	-
Changes in the scope of consolidation and other changes (3)	(2)	17	15	1	1	161
Data on a comparable basis	3,380	1,243	737	623	664	14,758
Orange Business
Data on a historical basis	3,944	311	118	140	155	29,313
Foreign exchange fluctuations (2)	(3)	5	5	(1)	(1)	-
Changes in the scope of consolidation and other changes (3)	11	(3)	(6)	2	2	354
Acquisition of NEHS Digital and Xperis by Enovacom	19	(3)	(6)	3	3	290
Other changes (3)	(8)	0	0	(1)	(1)	64
Data on a comparable basis	3,953	312	116	142	156	29,667
Totem
Data on a historical basis	342	183	127	65	65	189
Foreign exchange fluctuations (2)	-	-	-	-	-	-
Changes in the scope of consolidation and other changes (3)	-	(1)	(1)	(1)	(1)	12
Data on a comparable basis	342	181	126	64	64	201
International Carriers & Shared Services
Data on a historical basis	763	(86)	(329)	97	108	11,879
Foreign exchange fluctuations (2)	0	3	3	(0)	(0)	-
Changes in the scope of consolidation and other changes (3)	(35)	8	13	(1)	(1)	(72)
Disposal of OCS and Orange Studio (4)	(35)	10	14	(1)	(1)	(66)
Other changes (3)	(0)	(2)	(1)	(0)	(0)	(6)
Data on a comparable basis	728	(75)	(313)	95	107	11,808
Mobile Financial Services
Data on a historical basis	-	(62)	(73)	20	20	879
Foreign exchange fluctuations (2)	-	-	-	-	-	-
Changes in the scope of consolidation and other changes (3)	-	(3)	(3)	(1)	(1)	(70)
Data on a comparable basis	-	(65)	(75)	19	19	809

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Foreign exchange fluctuations between the average exchange rates for the first half of 2023 and the average exchange rates for the first half of 2024.

(3)  Including the effect of internal reorganizations between segments, which have no effect at Group level.

(4)  See Section 1.1.3 Significant events.

1.5.2       EBITDAaL

EBITDAaL (or "EBITDA after Leases") corresponds to operating income (i) before depreciation and amortization of fixed assets, before effects resulting from business combinations, before impairment of goodwill and fixed assets, before share of profits (losses) of associates and joint ventures, (ii) after interests on lease liabilities and on debts related to financed assets, and (iii) adjusted for significant litigations, specific labor expenses, review of fixed assets, investments and business portfolio, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income and/or expenses (see Note 1 to the Interim condensed consolidated financial statements).

The reconciliation between EBITDAaL and consolidated net income is shown below.

			2024			2023
						data on a historical basis
(at June 30, in millions of euros)	Adjusted data	Presentation adjustments (1)	Consolida-ted income statement	Adjusted data	Presentation adjustments (1)	Consolida-ted income statement
Revenue	19,839	-	19,839	19,352	-	19,352
External purchases	(8,110)	(2)	(8,112)	(8,049)	(13)	(8,062)
Other operating income	440	26	466	381	-	381
Other operating expenses	(247)	(8)	(255)	(164)	41	(123)
Labor expenses	(4,346)	(8)	(4,354)	(4,224)	(265)	(4,489)
Operating taxes and levies	(1,164)	(2)	(1,166)	(1,157)	(2)	(1,159)
Gains (losses) on disposal of fixed assets, investments and activities	-	(140)	(140)	-	50	50
Restructuring costs	-	(108)	(108)	-	(35)	(35)
Depreciation and amortization of financed assets	(77)	-	(77)	(59)	-	(59)
Depreciation and amortization of right-of-use assets	(690)	0	(689)	(660)	(3)	(663)
Impairment of right-of-use assets	(1)	(34)	(34)	0	(28)	(28)
Interest on debts related to financed assets (2)	(8)	8	n/a	(6)	6	n/a
Interest on lease liabilities (2)	(125)	125	n/a	(101)	101	n/a
EBITDAaL	5,511	(143)	n/a	5,313	(149)	n/a
Significant litigations	23	(23)	n/a	57	(57)	n/a
Specific labor expenses	(7)	7	n/a	(265)	265	n/a
Fixed assets, investments and businesses portfolio review	(140)	140	n/a	50	(50)	n/a
Restructuring programs costs	(143)	143	n/a	(70)	70	n/a
Acquisition and integration costs	(10)	10	n/a	(28)	28	n/a
Depreciation and amortization of fixed assets	(3,102)	-	(3,102)	(3,091)	-	(3,091)
Impairment of goodwill	-	-	-	-	-	-
Impairment of fixed assets	(13)	-	(13)	(4)	-	(4)
Share of profits (losses) of associates and joint ventures	(222)	-	(222)	(8)	-	(8)
Elimination of interest on debts related to financed assets (2)	8	(8)	n/a	6	(6)	n/a
Elimination of interest on lease liabilities (2)	125	(125)	n/a	101	(101)	n/a
Operating Income	2,032	-	2,032	2,061	-	2,061
Finance costs, net			(528)			(577)
Income taxes			(620)			(428)
Consolidated net income of continuing operations			884			1,055
Consolidated net income of discontinued operations (3)			209			33
Consolidated net income			1,092			1,088
Net income attributable to owners of the parent company			824			877
Net income attributable to non-controlling interests			268			211

(1)  The presentation adjustments allow for the reassignment of specific line items identified in the segment information (see Note 1 to the Interim condensed consolidated financial statements) to the lines for operating income and expenses presented in the consolidated income statement.

(2)  Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in finance costs, net in the Interim condensed consolidated financial statements.

(3)  Net income of Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control (see Section 1.1.3 Significant events).

Orange’s management believes that presenting the EBITDAaL indicator is relevant because it is the key operational performance indicator used internally by the Group to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy. EBITDAaL, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunication industry.

EBITDAaL is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for operating income or net cash provided by operating activities.

1.5.3       eCAPEX

eCAPEX (or "economic CAPEX") relates both to (i) investments in property, plant and equipment and intangible assets, excluding telecommunication licenses and financed assets, minus the price of disposal of fixed assets and (ii) purchases of property, plant and equipment and intangible assets excluding telecommunication licenses and changes in fixed asset payables, minus the price of disposal of fixed assets.

The table below shows the transition from (i) investments in property, plant and equipment and intangible assets as presented in Note 1.5 to the Interim condensed consolidated financial statements and (ii) purchases of property, plant and equipment and intangible assets, excluding the change in fixed asset payables, as presented in the consolidated statement of cash flows to (iii) eCAPEX.

eCAPEX (1)	2024	2023
(at June 30, in millions of euros)		data on a historical basis
Investments in property, plant and equipment and intangible assets	3,267	3,834
Financed assets	(56)	(145)
Purchases of property, plant and equipment and intangible assets (2)	3,211	3,690
Price of disposal of fixed assets	(121)	(153)
Telecommunication licenses	(4)	(383)
eCAPEX	3,087	3,154

(1)  Data including Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control (see Section 1.1.3 Significant events).

(2)  See the consolidated statement of cash flows. Excluding the change in fixed asset payables. Financed assets have no effect on net cash flows upon acquisition.

Orange’s management believes that the presentation of eCAPEX is relevant because this indicator (i) does not include investments in telecommunication licenses (the acquisition of these licenses is not part of the daily monitoring of operating investments) and financed assets (no effect on net cash flows upon acquisition), and (ii) allows, in a context of asset rotation primarily linked to the fiber optic economic model, more accurate measurement of the actual amount of investments by excluding the price of disposal of fixed assets. It is the indicator used internally by the Group in allocating resources, in order to measure the operating efficiency of the use of investments for each of its business segments.

eCAPEX is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for purchases of property, plant and equipment and intangible assets, or investments in property, plant and equipment and intangible assets.

1.5.4       EBITDAaL - eCAPEX

The "EBITDAaL - eCAPEX" indicator corresponds to EBITDAaL (see Section 1.5.2 EBITDAaL) minus eCAPEX (see Section 1.5.3 eCAPEX).

Orange’s management believes that presenting the "EBITDAaL - eCAPEX" indicator is relevant because it is the key operating performance indicator used internally by the Group to (i) manage and assess its operating results and segment results and (ii) implement its investments and resource allocation strategy.

The "EBITDAaL - eCAPEX" indicator is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for analysis of net cash provided by operating activities and net cash used in investing activities.

1.5.5       Organic cash flow from telecom activities

Organic cash flow from telecom activities refers to net cash provided by operating activities, minus (i) repayment of lease liabilities and debts related to financed assets and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (iii) excluding telecommunication licenses paid and significant litigations paid (and received).

The following table presents, for telecom activities, the transition from net cash provided by operating activities to organic cash flow from telecom activities, as presented in Note 1.8 to the Interim condensed consolidated financial statements.

Organic cash flow from telecom activities (1)	2024	2023
(at June 30, in millions of euros)		data on a historical basis
Net cash provided by operating activities (telecom activities)	5,452	5,885
Purchases and sales of property, plant and equipment and intangible assets	(3,403)	(3,789)
Repayment of lease liabilities	(732)	(787)
Repayment of debts related to financed assets	(72)	(56)
Elimination of telecommunication licenses paid	177	202
Elimination of significant litigation paid (and received)	15	22
Organic cash flow from telecom activities	1,437	1,477

(1)  Data including Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control (see Section 1.1.3 Significant events).

Orange’s management believes that the presentation of organic cash flow from telecom activities is relevant for measuring the Group’s capacity to free up cash through its telecom activities taken as a whole, excluding the main items that are not under its control and which may vary significantly from one year to the next, which is particularly the case for disbursements (and receipts) relating to significant litigations and disbursements relating to acquisitions of telecommunication licenses. It is a more comprehensive indicator than "EBITDAaL - eCAPEX" (used internally to manage and assess operating and segment results and to implement its investment and resource allocation strategy), since it notably includes the effects of financial expenses, income taxes and changes in working capital requirements. For this reason, this indicator has been chosen by Orange as a key performance indicator for telecom activities. This indicator is commonly used by companies in the telecommunication sector.

Organic cash flow from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for analysis of net cash provided by operating activities and net cash used in investing activities.

1.5.6       Free cash flow all-in from telecom activities

Free cash flow all-in from telecom activities corresponds to net cash provided by operating activities, minus (i) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (ii) repayment of lease liabilities and debts related to financed assets and (iii) payments of coupons on subordinated notes.

The following table presents, for telecom activities, the transition from net cash provided by operating activities to free cash flow all-in from telecom activities, as presented in Note 1.8 to the Interim condensed consolidated financial statements.

Free cash flow all-in from telecom activities (1)	2024	2023
(at June 30, in millions of euros)		data on a historical basis
Net cash provided by operating activities (telecom activities)	5,452	5,885
Purchases and sales of property, plant and equipment and intangible assets	(3,403)	(3,789)
Repayment of lease liabilities	(732)	(787)
Repayment of debts related to financed assets	(72)	(56)
Payments of coupons on subordinated notes	(107)	(102)
Free cash flow all-in from telecom activities	1,138	1,151

(1)  Data including Orange Espagne and its subsidiaries until March 26, 2024, the date on which Orange ceased to have exclusive control (see Section 1.1.3 Significant events).

Orange’s management believe that the presentation of free cash flow all-in from telecom activities is relevant in measuring the Group’s ability to generate cash through its telecom activities taken as a whole. Orange’s management believes that this is a more comprehensive indicator than organic cash flow from telecom activities, as it includes payments of coupons on subordinated notes, as well as the main items that are not under its control and which may vary significantly from one year to the next, which is the case for amounts paid (and received) relating to significant litigations and disbursements relating to acquisitions of telecommunication licenses. For this reason, this indicator has been chosen by Orange as a key performance indicator for telecom activities. This indicator is commonly used by companies in the telecommunication sector.

Free cash flow all-in from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for an analysis of net cash flows.

1.5.7       Net financial debt

Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge items that are not included therein, such as future cash flows. As a result, the portion relating to these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference.

The breakdown of net financial debt is shown in Note 11.3 to the Interim condensed consolidated financial statements.

Net financial debt is an indicator of financial position used by the Group. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most groups in all business sectors in Europe.

Net financial debt is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for an analysis of all assets and liabilities.

1.5.8       Ratio of net financial debt to EBITDAaL from telecom activities

The ratio of net financial debt to EBITDAaL from telecom activities is calculated as the ratio of the Group’s net financial debt (see Section 1.5.7 Net financial debt) to EBITDAaL from telecom activities (see Section 1.5.2 EBITDAaL), calculated over the previous 12 months. As net financial debt (as defined and used by Orange) does not take into account Mobile Financial Services activities, for which this concept is not relevant, net financial debt is divided by EBITDAaL from telecom activities. In addition, when changes in the scope of consolidation materially affect the Group’s net financial debt at the end of the period, the calculation of the ratio of net financial debt to EBITDAaL from telecom activities is adjusted to take into account EBITDAaL from the entities concerned over the previous 12 months.

The table below shows the calculation of the ratio of net financial debt to EBITDAaL from telecom activities.

	June 30, 2024	Dec. 31, 2023 (2)
(in millions of euros)		data on a historical basis
Net financial debt (a)	23,011	27,002
EBITDAaL from telecom activities (b)	12,109	13,157
EBITDAaL from continuing operations	12,109	11,911
EBITDAaL from discontinued operations (Spain) (1)	-	1,246
Ratio of net financial debt/EBITDAaL from telecom activities (a/b)	1.90	2.05

(1)  At December 31, 2023, data including Orange Espagne and its subsidiaries.

(2)  Discontinued operation as of March 26, 2024 (see start of the Interim management report, Section 1.1.3 Significant events and Note 3 to the Interim condensed consolidated financial statements).

The ratio of net financial debt to EBITDAaL from telecom activities is used by Orange to measure the Group’s ability to repay its debt, and more broadly to measure its financial strength. This ratio is commonly used by companies in the telecommunication sector.

The ratio of net financial debt to EBITDAaL from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups.

1.6     Additional information

1.6.1       Unrecognized litigation and contractual commitments

The main events that occurred during the first half of 2024 affecting unrecognized litigation and contractual commitments are described in Note 15 to the Interim condensed consolidated financial statements.

1.6.2       Related-party transactions

The Group’s main related-party transactions are described in Note 9.3 to the Interim condensed consolidated financial statements.

1.6.3       Subsequent events

The main events that occurred after June 30, 2024 are described in Note 16 to the Interim condensed consolidated financial statements.

1.6.4       Financial glossary

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including on both permanent contracts and fixed-term contracts.

Change in working capital requirement: the change in working capital requirement is made up of:

−     the Change in working capital requirement for operations, which is made up of (i) the change in gross inventories, (ii) the change in gross trade receivables, (iii) the change in trade payables for other goods and services and (iv) changes in other customer contract assets and liabilities;

−     and the Change in working capital requirement excluding operations, which includes changes in other assets and liabilities (excluding receivables and payables related to operating taxes and levies).

Commercial expenses, equipment and content costs: see External purchases.

Convergent ARPO: the average revenues per customer from convergent services (Average Revenues Per Offer, ARPO) for the period are calculated by dividing (i) the revenues from consumer convergent offers invoiced to customers (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of B2C convergent offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Convergent ARPO is expressed in monthly revenues per convergent offers customer.

Convergent services: see Revenues.

Data on a comparable basis: data with comparable methods, scope and exchange rates are presented for the preceding period (see Section 1.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the last fiscal year and restating the previous fiscal year in order to present financial data with comparable methods, scope and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the previous fiscal year the methods and the scope of consolidation for the period just ended, as well as the average exchange rates used for the consolidated income statement in the Interim condensed consolidated financial statements for the period just ended. Changes on a comparable basis enable organic business changes to be reflected. Data on a comparable basis is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 1.5 Financial indicators not defined by IFRS).

Data on a historical basis: data for past periods as reported in the Interim condensed consolidated financial statements of the current financial period.

EBITDAaL - eCAPEX: EBITDAaL (see definition of this term) minus eCAPEX (see definition of this term). The "EBITDAaL - eCAPEX" indicator is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 1.5 Financial indicators not defined by IFRS).

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, before effects resulting from business combinations, before impairment of goodwill and fixed assets, before share of profits (losses) of associates and joint ventures, (ii) after interests on lease liabilities and on debts related to financed assets, and (iii) adjusted for significant litigations, specific labor expenses, review of fixed assets, investments and business portfolio, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income and/or expenses (see Note 1 to the Interim condensed consolidated financial statements). EBITDAaL is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 1.5 Financial indicators not defined by IFRS).

eCAPEX or "economic CAPEX": investments in property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, minus the price of disposal of fixed assets (see Note 1.5 to the Interim condensed consolidated financial statements). eCAPEX is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 1.5 Financial indicators not defined by IFRS).

Economic CAPEX: see eCAPEX.

Equipment sales: see Revenues.

External data: data after elimination of internal flows between the scopes considered.

External purchases: external purchases include the following operating expenses, excluding leases falling within the scope of application of IFRS 16 (see Note 6.1 to the Interim condensed consolidated financial statements):

−     Commercial expenses, equipment and content costs: cost of handsets and other equipment sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses and content costs;

−     Service fees and inter-operator costs: network expenses and interconnection costs;

−     Other network expenses and IT expenses: subcontracting expenses for technical operation and maintenance and IT expenses;

−     and Other external purchases: overheads, real estate fees, building cost for resale, purchases of equipment and other supplies held in inventories, call center subcontracting expenses and other external services, net of capitalized costs of goods and services.

Financial investments: financial investments include (i) cash paid for investment securities (net of cash acquired), (ii) investments in associates and joint ventures, (iii) purchases of investments securities measured at fair value and (iv) changes in ownership interests with no gain of control.

Fixed-only broadband ARPO: the average revenues per fixed-only services customer (Average Revenues Per Offer - ARPO) for the period are calculated by dividing (i) the revenues from fixed-only broadband services sold on a retail basis (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of fixed-only broadband customers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Fixed-only broadband ARPO is expressed in monthly revenues per fixed-only services customer.

Fixed-only services: see Revenues.

Free cash flow all-in from telecom activities: free cash flow all-in from telecom activities corresponds to net cash provided by operating activities, minus (i) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (ii) repayment of lease liabilities and debts related to financed assets and (iii) payments of coupons on subordinated notes (see Note 1.8 to the Interim condensed consolidated financial statements). Free cash flow all-in from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 1.5 Financial indicators not defined by IFRS).

IT & Integration Services: see Revenues.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit-sharing expenses and expenses relating to share-based compensation (see Note 7 to the Interim condensed consolidated financial statements).

Mobile-only ARPO: the average revenues per mobile-only services customer (Average Revenues Per Offer - ARPO) for the period are calculated by dividing (i) the revenues from mobile-only services sold on a retail basis (excluding machine-to-machine and excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of mobile-only offers (excluding machine-to-machine) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile-only ARPO is expressed in monthly revenues per mobile-only customer.

Mobile-only services: see Revenues.

Net financial debt: net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge items that are not included therein, such as future cash flows. As a consequence, the portion of these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference (see Note 11.3 to the Interim condensed consolidated financial statements). Net financial debt is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 1.5 Financial indicators not defined by IFRS).

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including on both permanent contracts and fixed-term contracts.

Operating taxes and levies payables: taxes and levies including the CET (Contribution Economique Territoriale - territorial economic contribution) and the IFER (Imposition Forfaitaire sur les Entreprises de Réseaux - flat-rate tax on network enterprises) in France, spectrum fees and levies on telecommunication services.

Organic cash flow from telecom activities: within the scope of the telecom activities, corresponds to net cash provided by operating activities, minus (i) repayment of lease liabilities and debts related to financed assets and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (iii) excluding telecommunication licenses paid and significant litigations paid (and received) (see Note 1.8 to the Interim condensed consolidated financial statements). Organic cash flow from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 1.5 Financial indicators not defined by IFRS).

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses: see Other operating income and expenses.

Other operating income and expenses: other operating income net of other operating expenses. Other operating income and expenses include:

−     Other operating income: primarily net banking income (NBI), income related to recovery of trade receivables, site rentals and franchises income, tax credits and subsidies, income from universal service, brand royalties and management fees invoiced to certain unconsolidated entities, rebilling of network sharing costs, income from litigation and income relating to line damage;

−     and Other operating expenses: mainly litigation, allowances and losses on trade receivables from telecom activities, cost of bank credit risk, universal service charges, operating foreign exchange gains/losses and acquisition and integration costs (see Note 6.2 to the Interim condensed consolidated financial statements).

Other operating income: see Other operating income and expenses.

Other revenues: see Revenues.

Retail Services (B2C+B2B) revenues: aggregation of convergent services, mobile-only services, fixed-only services and IT & Integration Services revenues (see these definitions). Retail Services (B2C+B2B) revenues bring together all revenues from a given scope, excluding revenues from wholesale services, equipment sales and other revenues (see these definitions).

Retail services (B2C+B2B): see Retail Services (B2C+B2B) revenues.

Revenues: revenues (see Note 1.2 to the Interim condensed consolidated financial statements) include:

−     Convergent services: revenues from the convergent offers sold on a retail basis to B2C customers, excluding equipment sales (see this definition). A convergent offer is defined as the combination of, at least, fixed broadband access (xDSL (sum total Digital Subscriber Line), FTTx (Fiber To The X), cable, fixed 4G) and a mobile voice plan;

−     Mobile-only services: revenues from mobile-only plans (mainly outgoing calls: voice, SMS and data) for retail sales, excluding convergent services and equipment sales (see these definitions);

−     Fixed-only services: revenues from fixed-only services sold on a retail basis, excluding convergent services and equipment sales (see these definitions). They include (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services and (iii) business solutions and networks (with the exception of France, for which most business solutions and networks are supported by the Orange Business segment). For the Orange Business segment, revenues from fixed-only services include network equipment sales linked to the operation of voice and data services;

−     IT & Integration Services: revenues including unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management), hosting and infrastructure services (including cloud computing), app services (Customer Relations management and other app services), security services, video-conferencing services, services related to machine-to-machine activities (offline) and equipment sales related to the above products and services;

−     Wholesale services: revenues including (i) mobile services to carriers, including in particular incoming mobile traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), (ii) fixed services to other carriers, which include in particular national interconnection, international wholesale services, high-speed and very high-speed broadband access services (fiber access, unbundling of telephone lines, xDSL access sales) and sales of telephone lines on the wholesale market, and (iii) equipment sales to carriers;

−     Equipment sales: fixed and mobile equipment sales, excluding (i) equipment sales related to the supply of IT & Integration Services, (ii) network equipment sales related to the operation of voice and data services for the Orange Business segment, (iii) equipment sales to carriers and (iv) equipment sales to external dealers and brokers;

−     and Other revenues: other revenues include equipment sales to external dealers and brokers, revenues from portals, online advertising revenues and transverse activities of the Group and other miscellaneous revenues.

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the scopes considered.

Wages and employee benefit expenses: see Labor expenses.

Wholesale services: see Revenues.

2.     Interim condensed consolidated financial statements for the first half of 2024

Significant events for the first half 2024

•     Creation of the joint venture MásOrange, 50% owned by the Orange Group, following the combination of the activities of Orange Espagne and MásMóvil.

The European Commission's green light for the transaction was obtained on February 20, 2024. As of this date, the Orange Group has presented the contribution of the activities of Orange Espagne and its subsidiaries in the Consolidated Financial Statements, applying the principles of IFRS 5 (see Note 3 Discontinued operations and Note 1 Segment information).

On March 26, 2024, the transaction was completed and gave rise to the creation of the joint venture MásOrange, jointly controlled by Orange and the shareholders of MásMóvil. As part of this transaction, the Orange Group loses exclusive control of Orange Espagne and its subsidiaries, which were previously fully consolidated, and now consolidates its interest in MásOrange using the equity method. The gain or loss on disposal resulting from the loss of exclusive control is included in net income from discontinued operations.

•     Sale of Orange Cinéma Series (OCS) and Orange Studio

On January 31, 2024, the Orange Group completed the sale of its entire stake in OCS and Orange Studio to the Canal+ Group.

•     Orange Bank closure plan in Europe

During the first half of 2024, Orange and BNP Paribas implemented the customer account referencing partnership with Hello Bank! and BNP Paribas, providing a banking continuity solution for Orange Bank customers in France and Spain. Orange Bank also sold its loan portfolios in Spain to Banco Cetelem for 556 million euros.

Orange Bank has also entered into exclusive negotiations with a potential buyer for all its loan portfolios in France. This transaction could be completed in the second half of 2024.

Transactions between shareholders with no impact on the nature of the control exercised

•     Conversion of Nethys' stake in VOO into Orange Belgium shares

Following the takeover of VOO by Orange Belgium on June 2nd 2023, Nethys had a put option to convert its residual stake in VOO (approximately 25% + 1 share) into Orange Belgium shares. This option was exercised in the first half of 2024 and Nethys holds 11% of Orange Belgium's share capital following this transaction.

The impact of this merger on the Consolidated Financial Statements is limited to consolidated shareholders' equity.

•     Merger of Orange Romania Communications into Orange Romania

On June 1rst, 2024, Orange Romania and Orange Romania Communications merged. Following this merger, the Romanian State holds 20% of the merged entity.

The impact of this merger on the Consolidated Financial Statements is limited to consolidated shareholders' equity.

Details of the significant events mentionned aboved are given in Note 4.2 and Note 13.

Financial statements

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders' equity

Analysis of changes in shareholders' equity related to components of the other comprehensive income

Consolidated statement of cash flows

Notes to the consolidated financial statements

Notes to the consolidated financial statements

Note 1 Segment information

1.1 Basis of preparation of segment information

1.2 Segment revenue

1.3 Segment revenue to consolidated net income at June 30, 2024

1.4 Segment revenue to consolidated net income at June 30, 2023

1.5 Segment investments

1.6 Segment assets

1.7 Segment liabilities

1.8 Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

Note 2 Basis of preparation of the consolidated financial statements

2.1 Basis of preparation of the financial statements

2.2 Use of estimates and judgement

2.3 New standards and interpretations applied from January 1, 2024

Note 3 Discontinued operations

Note 4 Gains and losses on disposal and main changes in the scope of consolidation

4.1 Gains (losses) on disposal of fixed assets, investments and activities

4.2 Main changes in the scope of consolidation

Note 5 Trade receivables

Note 6 Purchases and other expenses

6.1 External purchases

6.2 Other operating expenses

6.3 Restructuring costs

6.4 Working capital management - payables

Note 7 Labor expenses

Note 8 Impairment losses

Note 9 Interests in associates and joint ventures

9.1 Change in associates and joint ventures

9.2 Key figures of associates and joint ventures

9.3 Related party transactions

Note 10 Income taxes

Note 11 Financial assets, liabilities and financial results (telecom activities)

11.1 Financial assets and liabilities of telecom activities

11.2 Profits and losses related to financial assets and liabilities

11.3 Net financial debt

11.4 Main bonds and bank loans repayments and issuances

11.5 Financial assets

Note 12 Information on market risk and fair value of financial assets and liabilities (telecom activities)

12.1 Risk management policy

12.2 Orange's credit ratings

12.3 Financial ratios

12.4 Fair value levels of financial assets and liabilities

Note 13 Mobile Financial Services activities

13.1 Financial assets and liabilities of Mobile Financial Services

13.2 Information on credit risk management related to Orange Bank activities

13.3 Information on interest rate and liquidity risk management related to Orange Bank activities

Note 14 Equity

14.1 Changes in share capital

14.2 Treasury shares

14.3 Dividends

14.4 Subordinated notes

14.5 Cumulative translation adjustments

14.6 Non-controlling interests

Note 15 Litigation and unrecognized contractual commitments

15.1 Litigation

15.2 Unrecognized contractual commitments

Note 16 Subsequent events

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated income statement

(in millions of euros, except for per share data)	Note	June 30, 2024	June 30, 2023 (1)
Revenue	1.2	19,839	19,352
External purchases	6.1	(8,112)	(8,062)
Other operating income		466	381
Other operating expenses	6.2	(255)	(123)
Labor expenses	7	(4,354)	(4,489)
Operating taxes and levies		(1,166)	(1,159)
Gains (losses) on disposal of fixed assets, investments and activities	4.1	(140)	50
Restructuring costs	6.3	(108)	(35)
Depreciation and amortization of fixed assets		(3,102)	(3,091)
Depreciation and amortization of financed assets		(77)	(59)
Depreciation and amortization of right-of-use assets		(689)	(663)
Impairment of goodwill	8	-	-
Impairment of fixed assets		(13)	(4)
Impairment of right-of-use assets		(34)	(28)
Share of profits (losses) of associates and joint ventures	9	(222)	(8)
Operating income		2,032	2,061
Cost of gross financial debt excluding financed assets		(499)	(526)
Interests on debts related to financed assets		(8)	(6)
Gains (losses) on assets contributing to net financial debt		180	130
Foreign exchange gain (loss)		(38)	(32)
Interests on lease liabilities		(125)	(101)
Other net financial expenses		(38)	(42)
Finance costs, net	11.2	(528)	(577)
Income taxes	10	(620)	(428)
Consolidated net income of continuing operations		884	1,055
Consolidated net income of discontinued operations		209	33
Consolidated net income		1,092	1,088
Net income attributable to owners of the parent company		824	877
Non-controlling interests		268	211
(1) June 2023 figures have been restated retrospectively following the application of IFRS 5 in connection with the combination of Orange Espagne and MásMóvil (see Note 3).

Earnings per share (in euros) attributable to parent company
Net income of continuing operations
•	basic	0.20	0.28
•	diluted	0.20	0.28
Net income of discontinued operations
•	basic	0.08	0.01
•	diluted	0.08	0.01
Net income
-	basic	0.28	0.30
-	diluted	0.28	0.30

Consolidated statement of comprehensive income

(in millions of euros)	Note	June 30, 2024	June 30, 2023 (1)
Consolidated net income		1,092	1,088
Remeasurements of the net defined benefit liability		32	(13)
Assets at fair value		15	(0)
Income tax relating to items that will not be reclassified		(9)	3
Share of other comprehensive income in associates and joint ventures that will not be reclassified		0	1
Items that will not be reclassified to profit or loss (a)		38	(9)
Assets at fair value		(0)	3
Cash flow hedges	11.2	(60)	(277)
Translation adjustment gains and losses	14.5	(109)	(65)
Income tax relating to items that are or may be reclassified		10	69
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		15	(9)
Items that are or may be reclassified subsequently to profit or loss (b)		(144)	(278)
Other comprehensive income consolidated of continuing operations (a) + (b)		(106)	(288)
Items that will not be reclassified to profit or loss (c)		(7)	-
Items that are or may be reclassified to profit or loss (d)		1	-
Other comprehensive income of discontinued operations (c) + (d)		(7)	-

Other consolidated comprehensive income (a) + (b) + (c) + (d)		(113)	(288)
Consolidated comprehensive income		979	801
Comprehensive income attributable to the owners of the parent company		696	579
Comprehensive income attributable to non-controlling interests		283	222
(1) June 2023 figures have been restated retrospectively following the application of IFRS 5 in connection with the combination of Orange Espagne and MásMóvil (see Note 3).

Consolidated statement of financial position

(in millions of euros)	Note	June 30, 2024 (1)	December 31, 2023
Assets
Goodwill		21,081	23,775
Other intangible assets		12,754	15,098
Property, plant and equipment		29,783	33,193
Right-of-use assets		7,076	8,175
Interests in associates and joint ventures	9	4,181	1,491
Non-current financial assets related to Mobile Financial Services activities	13.1	274	297
Non-current financial assets	11.1	1,012	1,036
Non-current derivatives assets	11.1	1,088	956
Other non-current assets		165	192
Deferred tax assets		579	598
Total non-current assets		77,992	84,811
Inventories		904	1,152
Trade receivables	5	5,578	6,013
Other customer contract assets		1,569	1,795
Current financial assets related to Mobile Financial Services activities	13.1	2,144	3,184
Current financial assets	11.1	3,473	2,713
Current derivatives assets	11.1	33	37
Other current assets		2,446	2,388
Operating taxes and levies receivables		1,200	1,233
Current taxes assets		179	240
Prepaid expenses		757	868
Cash and cash equivalents	11.1	8,148	5,618
Total current assets		26,430	25,241
Total assets		104,423	110,052

 (1) The balance sheet at June 30,2024 takes into account the loss of exclusive control of Orange Espagne and its subsidiaries and the creation in March 2024 of the joint venture MásOrange accounted for using the equity method (see Note 4).

(in millions of euros)	Note	June 30, 2024 (1)	December 31, 2023
Equity and liabilities
Share capital	14.1	10,640	10,640
Share premiums and statutory reserve		16,859	16,859
Subordinated notes	14.4	4,950	4,950
Retained earnings		(1,047)	(625)
Equity attributable to the owners of the parent company		31,402	31,825
Non-controlling interests	14.6	3,085	3,274
Total equity	14	34,488	35,098
Non-current financial liabilities	11.1	29,775	30,535
Non-current derivatives liabilities	11.1	228	225
Non-current lease liabilities		6,002	7,099
Non-current fixed assets payables		1,151	1,608
Non-current financial liabilities related to Mobile Financial Services activities	13.1	68	73
Non-current employee benefits		2,395	2,551
Non-current dismantling provisions		693	698
Non-current restructuring provisions		216	196
Other non-current liabilities		307	299
Deferred tax liabilities		973	1,143
Total non-current liabilities		41,809	44,427
Current financial liabilities	11.1	5,734	5,451
Current derivatives liabilities	11.1	32	40
Current lease liabilities		1,402	1,469
Current fixed assets payables		2,137	2,926
Trade payables		6,503	7,042
Customer contract liabilities		2,512	2,717
Current financial liabilities related to Mobile Financial Services activities	13.1	1,832	3,073
Current employee benefits		2,334	2,632
Current dismantling provisions		31	40
Current restructuring provisions		241	281
Other current liabilities		3,137	2,779
Operating taxes and levies payables		1,655	1,483
Current taxes payables		489	460
Deferred income		88	135
Total current liabilities		28,127	30,526
Total equity and liabilities		104,423	110,052

 (1) The balance sheet at June 30,2024 takes into account the loss of exclusive control of Orange Espagne and its subsidiaries and the creation in March 2024 of the joint venture MásOrange accounted for using the equity method (see Note 4).

Consolidated statements of changes in shareholders' equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subor-dinated notes	Reserves	Other compre- hensive income	Total	Reser- ves	Other compre- hensive income	Total
Balance as of December 31, 2022		2,660,056,599	10,640	16,859	4,950	(313)	(353)	31,784	2,960	211	3,172	34,956
Consolidated comprehensive income		-	-	-	-	877	(299)	579	211	11	222	801
Share-based compensation		-	-	-	-	5	-	5	1	-	1	6
Purchase of treasury shares		-	-	-	-	2	-	2	-	-	-	2
Dividends		-	-	-	-	(1,064)	-	(1,064)	(374)	-	(374)	(1,438)
Issues and purchases of subordinated notes		-	-	-	198	(22)	-	177	-	-	-	177
Subordinated notes remuneration		-	-	-	-	(100)	-	(100)	-	-	-	(100)
Changes in ownership interests with no gain/loss of control		-	-	-	-	(6)	-	(6)	(2)	-	(2)	(7)
Changes in ownership interests with gain/loss of control (1)		-	-	-	-	-	-	-	0	-	0	0
Other movements		-	-	-	-	11	-	11	(0)	-	(0)	11
Balance as of June 30, 2023		2,660,056,599	10,640	16,859	5,148	(610)	(652)	31,386	2,797	222	3,019	34,406
Consolidated comprehensive income		-	-	-	-	1,563	(34)	1,529	240	8	248	1,777
Share-based compensation		-	-	-	-	8	-	8	2	-	2	10
Purchase of treasury shares		-	-	-	-	(17)	-	(17)	-	-	-	(17)
Dividends		-	-	-	-	(798)	-	(798)	(6)	-	(6)	(804)
Issues and purchases of subordinated notes		-	-	-	(198)	-	-	(198)	-	-	-	(198)
Subordinated notes remuneration		-	-	-	-	(85)	-	(85)	-	-	-	(85)
Changes in ownership interests with no gain/loss of control		-	-	-	-	(0)	-	(0)	(0)	-	(0)	(1)
Changes in ownership interests with gain/loss of control		-	-	-	-	-	-	-	-	-	-	-
Other movements		-	-	-	-	(1)	-	(1)	11	-	11	10
Balance as of December 31, 2023		2,660,056,599	10,640	16,859	4,950	61	(686)	31,825	3,043	230	3,274	35,098
Consolidated comprehensive income		-	-	-	-	824	(128)	696	268	15	283	979
Share-based compensation		-	-	-	-	6	-	6	1	-	1	7
Purchase of treasury shares	14.2	-	-	-	-	(9)	-	(9)	-	-	-	(9)
Dividends	14.3	-	-	-	-	(1,117)	-	(1,117)	(386)	-	(386)	(1,503)
Issues and purchases of subordinated notes	14.4	-	-	-	0	(4)	-	(4)	-	-	-	(4)
Subordinated notes remuneration	14.4	-	-	-	-	(97)	-	(97)	-	-	-	(97)
Changes in ownership interests with no gain/loss of control	4.2	-	-	-	-	72	-	72	(86)	-	(86)	(14)
Changes in ownership interests with gain/loss of control	4.2	-	-	-	-	8	-	8	(0)	-	(0)	8
Other movements		-	-	-	-	22	-	22	(0)	-	(0)	22
Balance as of June 30, 2024		2,660,056,599	10,640	16,859	4,950	(234)	(814)	31,401	2,839	245	3,085	34,486

(1) Included the fair value of the minority shareholders' equity of VOO at the acquisition date, offset by the effect of the recognition of the financial liability related to the put option granted to Nethys by Orange (see Note 4.2).

Analysis of changes in shareholders' equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company							Attributable to non-controlling interests							Total other compre- hensive income
	Assets at fair value	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred tax	Other compre- hensive income of associates and joint ventures	Total	Assets at fair value	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred tax	Other compre- hensive income of associates and joint ventures	Total
Balance as of December 31, 2022	(33)	487	(455)	(337)	(16)	3	(353)	(4)	25	198	(14)	(4)	9	211	(142)
Variation	3	(261)	(95)	(11)	68	(4)	(299)	1	(16)	30	(2)	4	(4)	11	(288)
Balance as of June 30, 2023	(30)	226	(550)	(348)	52	(1)	(652)	(3)	9	228	(16)	-	5	222	(430)
Variation	2	7	24	(78)	13	(2)	(34)	(1)	1	12	(5)	1	(2)	8	(26)
Balance as of December 31, 2023	(28)	233	(526)	(426)	65	(3)	(686)	(4)	10	240	(21)	1	3	230	(456)
Variation (1)	19	(52)	(131)	18	4	14	(128)	(0)	(8)	22	(1)	1	2	15	(113)
Balance as of June 30, 2024	(9)	181	(657)	(408)	70	11	(814)	(4)	2	262	(23)	2	5	245	(569)

(1) At June 30, 2024, including a variation of (60) million euros related to hedging instruments (of which (43) million euros of hedging in pound sterling held by Orange SA), and translation adjustments of (109) million euros mainly due to the depreciation of the Egyptian pound.

Consolidated statement of cash flows

(in millions of euros)	Note	June 30, 2024	June 30, 2023
Operating activities
Consolidated net income		1,092	1,088
Non-monetary items and reclassified items for presentation		6,564	6,517
Operating taxes and levies		958	1,223
Gains (losses) on disposal of fixed assets, investments and activities	4.1	295	(50)
Other gains and losses		(28)	(22)
Depreciation and amortization of fixed assets		3,273	3,604
Depreciation and amortization of financed assets		77	59
Depreciation and amortization of right-of-use assets		720	745
Changes in provisions		(173)	(151)
Impairment of fixed assets		13	4
Impairment of right-of-use assets		34	28
Share of profits (losses) of associates and joint ventures		222	8
Operational net foreign exchange and derivatives		(1)	8
Finance costs, net		543	592
Income taxes	10	624	461
Share-based compensation		7	6
Changes in working capital and operating banking activities(1)		(1,007)	140
Decrease (increase) in inventories, gross		72	(14)
Decrease (increase) in trade receivables, gross		(240)	220
Increase (decrease) in trade payables		236	126
Changes in other customer contract assets and liabilities		46	33
Changes in other assets and liabilities(2)		(1,121)	(225)
Other net cash out		(1,933)	(2,010)
Operating taxes and levies paid		(901)	(804)
Dividends received		3	1
Interest paid and interest rates effects on derivatives, net(3)		(524)	(561)
Income taxes paid		(511)	(647)
Net cash provided by operating activities (a)		4,716	5,736
o/w discontinued operations		105	630
Investing activities
Purchases and sales of property, plant and equipment and intangible assets(4)		(3,406)	(3,809)
Purchases of property, plant and equipment and intangible assets(5)		(3,211)	(3,690)
Increase (decrease) in fixed assets payables		(394)	(291)
Investing donations received in advance		63	5
Sales of property, plant and equipment and intangible assets		136	166
Cash paid for investment securities, net of cash acquired		(3)	(1,350)
Takeover of VOO in Belgium	4.2	-	(1,349)
Other		(3)	(0)
Investments in associates and joint ventures		(52)	(25)
Purchases of investment securities measured at fair value		(16)	(40)
Proceeds from sales of investment securities, net of cash transferred	4.2	4,392	29
Loss of exclusive control of Orange Espagne and its subsidiaries		4,425	-
Sale of OCS and Orange Studio		(68)	-
Other		35	29
Other proceeds from sales of investment securities at fair value		33	3
Decrease (increase) in securities and other financial assets		(161)	1,215
Investments at fair value, excluding cash equivalents		(705)	1,205
Sale of Orange Bank's credit portfolios in Spain	13.1	556	-
Other		(12)	10
Net cash used in investing activities (b)		787	(3,978)
o/w discontinued operations		(166)	(476)

(in millions of euros)	Note	June 30, 2024	June 30, 2023
Financing activities
Medium and long-term debt issuances	11.4	324	836
Medium and long-term debt redemptions and repayments(6)	11.4	(940)	(834)
Repayments of lease liabilities		(734)	(789)
Increase (decrease) of bank overdrafts and short-term borrowings		(450)	498
Decrease (increase) in debt related financial assets		230	(260)
o/w decrease (increase) of cash collateral deposits		250	(260)
Exchange rates effects on derivatives, net		(1)	(14)
Subordinated notes issuances (purchases) and other related fees	14.4	(4)	177
Coupon on subordinated notes	14.4	(107)	(102)
Proceeds (purchases) treasury shares		(9)	2
Capital increase (decrease) - non-controlling interests		2	2
Changes in ownership interests with no gain / loss of control		(14)	(10)
Dividends paid to owners of the parent company	14.3	(1,117)	(1,064)
Dividends paid to non-controlling interests	14.6	(213)	(222)
Net cash used in financing activities (c)		(3,034)	(1,779)
o/w discontinued operations		26	(153)

Cash change in cash and cash equivalents (a) + (b) + (c)		2,469	(22)

Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		5,618	6,004
o/w cash and cash equivalents of continuing operations		5,582	5,970
o/w cash and cash equivalents of discontinued operations		35	34
Cash change in cash and cash equivalents		2,469	(22)
Non-cash change in cash and cash equivalents		61	40
o/w effect of exchange rates changes and other non-monetary effects		61	40
Cash and cash equivalents in the closing balance		8,148	6,022
o/w cash and cash equivalents of continuing operations		8,148	5,988
o/w cash and cash equivalents of discontinued operations		-	35

(1) Operating banking activities mainly include transactions with customers and credit institutions. They are presented in changes in other assets and liabilities.
(2) Excluding operating tax receivables and payables.
(3) Including interests paid on lease liabilities for (120) million euros at June 30, 2024 and (113) million euros at June 30, 2023.
(4) Including telecommunication licenses paid for (177) million euros at June 30, 2024 and (202) million euros at June 30, 2023.
(5) Investments in financed assets amounting to 56 million euros at June 30, 2024 and 145 million euros at June 30, 2023 have no effect on the statement of cash flows at the time of acquisition.
(6) Including payments related to debts related to financed assets for (72) million euros at June 30, 2024 and (56) million euros at June 30, 2023.

Notes to the consolidated financial statements

Note 1        Segment information

1.1         Basis of preparation of segment information

Changes in segment information

Following the approval of the European Commission of Orange Espagne and MásMóvil's business combination, and in accordance with IFRS 5 standard to present the segment Spain as discontinued operations (see Note 3 Discontinued operations), the presentation of Spain segment is changing in segment information as follows:

•     In the consolidated income statement, the segment Spain contribution from January 1st, to March 25, 2024 is aggregated and presented separately as "consolidated net income of discontinued operations":

-     Inter-segment operating flows (between the segment Spain and the other operating segments) are no longer eliminated for the reported periods, including flows between TOTEM Spain and Orange Espagne and its subsidiaries;

-     The end of depreciation and amortization of fixed assets of Orange Espagne and its subsidiaries when IFRS 5 criteria were met, on February 20, 2024 (upon the approval of the transaction by the European Commission).

•     Investing flows of the segment Spain from January 1, to March 25, 2024 are presented in the segment investments over the period.

•     Orange Espagne and its subsidiaries are no longer fully consolidated from March 26, 2024. Their assets and liabilities are not included in the consolidated statement of financial position starting from this date, and the segment Spain is therefore not presented as a distinct segment in 2024.

The segment Europe includes the other European countries, mainly Poland, Belgium, Romania and Slovakia.

The interests and share of profit in MásOrange joint venture are disclosed in the segment Europe from March 26, 2024.

In accordance with IFRS 5 standard, the net income statement of the first semester 2023 has been restated to disclose comparative information.

The information disclosed in the segment "Europe (excluding Spain)" includes the contribution of VOO from June 2, 2023.

1.2         Segment revenue

	Continuing operations
(in millions of euros)	France	Europe (excluding Spain)	Africa & Middle East	Orange Business(1)

June 30, 2024
Revenue	8,736	3,468	3,742	3,919
Convergence services	2,601	699	-	-
Mobile services only	1,176	1,082	2,872	352
Fixed services only	1,842 (4)	496	464	1,502 (5)
IT & integration services	-	226	37	1,914
Wholesale	2,146	408	302	20
Equipment sales	621	482	46	131
Other revenue	351	75	20	-
External	8,420	3,431	3,676	3,749
Inter-operating segments	316	37	65	170

June 30, 2023
Revenue	8,691	3,230	3,472	3,944
Convergence services	2,493	520	-	-
Mobile services only	1,182	1,060	2,652	348
Fixed services only	1,865 (4)	384	411	1,641 (5)
IT & integration services	-	238	21	1,794
Wholesale	2,257	434	324	20
Equipment sales	584	475	43	140
Other revenue	310	119	21	-
External	8,343	3,185	3,386	3,774
Inter-operating segments	348	44	86	170

(1) Including, at the end of June 2024, revenue of 2,553 million euros in France, 10 million euros in Spain, 849 million euros in other European countries and 507 million euros in other countries.

Including, at the end of June 2023, revenue of 2,546 million euros in France, 9 million euros in Spain, 861 million euros in other European countries and 528 million euros in other countries.

(2) Including, at the end of June 2024, revenue of 248 million euros in France and 100 million euros in Spain.

Including, at the end of June 2023, revenue of 239 million euros in France and 104 million euros in Spain.

(3) Including revenue of 560 million euros at the end of June 2024 and 674 million euros at the end of June 2023 in France.

(4) Including, at the end of June 2024, fixed only broadband revenue of 1,532 million euros and fixed only narrowband revenue of 309 million euros.

Including, at the end of June 2023, fixed only broadband revenue of 1,496 million euros and fixed only narrowband revenue of 369 million euros.

(5) Including, at the end of June 2024, revenue of 1,107 million euros from data services and revenue of 396 million euros from voice services.

Including, at the end of June 2023, revenue of 1,177 million euros from data services and revenue of 464 million euros from voice services.

Continuing operations							Discontinued operations
Totem(2)	International Carriers & Shared Services(3)	Eliminations	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consolidated Financial Statements	Spain

349	662	(1,033)	19,841	-	(3)	19,839	1,149
-	-	-	3,300	-	-	3,300	479
-	-	(22)	5,460	-	(0)	5,460	198
-	-	(48)	4,256	-	(0)	4,256	116
-	-	(93)	2,084	-	(2)	2,082	16
349	428	(725)	2,928	-	-	2,928	161
-	-	(3)	1,277	-	(0)	1,277	178
-	234	(143)	536	-	(0)	536	1
141	421	-	19,839	-	-	19,839	1,141
208	241	(1,033)	3	-	(3)	-	8

342	763	(1,087)	19,355	-	(3)	19,352	2,321
-	-	-	3,013	-	-	3,013	946
-	-	(19)	5,222	-	(0)	5,222	389
-	-	(57)	4,244	-	(0)	4,244	231
-	-	(85)	1,968	-	(3)	1,965	23
342	516	(776)	3,119	-	-	3,119	384
-	-	(4)	1,239	-	(0)	1,239	347
-	247	(146)	551	-	(0)	551	1
135	528	-	19,352	-	-	19,352	2,299
207	235	(1,087)	3	-	(3)	-	22

1.3         Segment revenue to consolidated net income at June 30, 2024

	Continuing operations
(in millions of euros)	France	Europe (excluding Spain)	Africa & Middle East	Orange Business	Totem

Revenue	8,736	3,468	3,742	3,919	349
External purchases	(3,562)	(1,943)	(1,441)	(2,153)	(67)
Other operating income	587	188	57	105	0
Other operating expenses	(277)	(100)	(122)	(288)	(1)
Labor expenses	(1,695)	(454)	(314)	(1,184)	(9)
Operating taxes and levies	(646)	(64)	(365)	(39)	(2)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Depreciation and amortization of financed assets	(77)	-	-	-	-
Depreciation and amortization of right-of-use assets	(146)	(114)	(103)	(75)	(78)
Impairment of right-of-use assets	-	-	-	(1)	-
Interests on debts related to financed assets(2)	(8)	-	-	-	-
Interests on lease liabilities(2)	(39)	(26)	(29)	(7)	(8)
EBITDAaL	2,872	956	1,425	277	185
Significant litigations	23	-	-	-	-
Specific labour expenses	(4)	-	-	(1)	(0)
Fixed assets, investments and businesses portfolio review	13	15	(2)	0	-
Restructuring programs costs	(0)	(18)	(1)	(7)	-
Acquisition and integration costs	-	(4)	-	-	-
Depreciation and amortization of fixed assets	(1,530)	(654)	(513)	(168)	(64)
Impairment of goodwill	-	-	-	-	-
Impairment of fixed assets	(2)	(2)	(3)	0	-
Share of profits (losses) of associates and joint ventures	(13)	(211)	8	(3)	-
Elimination of interests on debts related to financed assets(2)	8	-	-	-	-
Elimination of interests on lease liabilities(2)	39	26	29	7	8
Operating Income	1,406	107	943	105	129
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(2)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(2)
Other net financial expenses
Finance costs, net
Income taxes
Consolidated net income of continuing operations
Consolidated net income of discontinued operations
Consolidated net income

(1) Mobile Financial Services' net banking income is recognized in other operating income and amounts to 34 million euros at the end of June 2024. The cost of risk is included in other operating expenses and amounts to (9) million euros at the end of June 2024.

(2) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement. The contribution of Orange Espagne and its subsidiaries to the consolidated net income of 364 million euros is presented in the line "net income from discontinued operations" and detailed in the column "Discontinued operations" (see Note 3).

Continuing operations								Discon- tinued operations
Interna- tional Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services(1)	Elimina- tions telecom activities / mobile financial services	Total	Presenta- tion adjust- ments(2)	Orange Consoli-dated Financial Statements	Spain

662	(1,033)	19,841	-	(3)	19,839	-	19,839	1,149
(862)	1,966	(8,062)	(51)	3	(8,110)	(2)	(8,112)	(683)
1,013	(1,546)	404	36	(0)	440	26	466	21
(65)	614	(239)	(8)	0	(247)	(8)	(255)	(37)
(654)	-	(4,310)	(36)	-	(4,346)	(8)	(4,354)	(71)
(47)	-	(1,163)	(1)	-	(1,164)	(2)	(1,166)	(31)

-	-	-	-	-	-	(140)	(140)	(0)
-	-	-	-	-	-	(108)	(108)	-
-	-	(77)	-	-	(77)	-	(77)	-
(171)	-	(688)	(2)	-	(690)	0	(689)	(31)
-	-	(1)	-	-	(1)	(34)	(34)	-
-	-	(8)	-	-	(8)	8	n/a	-
(17)	-	(125)	(0)	-	(125)	125	n/a	(12)
(142)	-	5,573	(62)	-	5,511	(143)	n/a	305
-	-	23	-	-	23	(23)	n/a	239
(2)	-	(7)	(0)	-	(7)	7	n/a	-
(160)	-	(133)	(6)	-	(140)	140	n/a	(0)
(57)	-	(83)	(60)	-	(143)	143	n/a	(2)
(6)	-	(10)	-	-	(10)	10	n/a	-
(167)	-	(3,096)	(6)	-	(3,102)	-	(3,102)	(172)

-	-	-	-	-	-	-	-	-
0	-	(7)	(5)	-	(13)	-	(13)	-
(3)	-	(222)	-	-	(222)	-	(222)	-
-	-	8	-	-	8	(8)	n/a	-
17	-	125	0	-	125	(125)	n/a	12
(519)	-	2,172	(140)	-	2,032	-	2,032	383
							(499)	(2)
							(8)	-
							180	-
							(38)	-
							(125)	(12)
							(38)	(0)
							(528)	(15)
							(620)	(4)
							884	n/a
					(156)	364	209	364
							1,092

1.4         Segment revenue to consolidated net income at June 30, 2023

	Continuing operations
(in millions of euros)	France	Europe (Excluding Spain)	Africa & Middle East	Orange Business	Totem

Revenue	8,691	3,230	3,472	3,944	342
External purchases	(3,572)	(1,880)	(1,352)	(2,173)	(59)
Other operating income	594	142	23	98	0
Other operating expenses	(260)	(72)	(117)	(297)	(0)
Labor expenses	(1,711)	(392)	(296)	(1,135)	(8)
Operating taxes and levies	(662)	(56)	(348)	(40)	(3)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Depreciation and amortization of financed assets	(59)	-	-	-	-
Depreciation and amortization of right-of-use assets	(126)	(101)	(94)	(83)	(83)
Impairment of right-of-use assets	-	-	-	-	-
Interests on debts related to financed assets(2)	(6)	-	-	-	-
Interests on lease liabilities(2)	(29)	(22)	(28)	(5)	(5)
EBITDAaL	2,859	848	1,260	311	183
Significant litigations	95	-	(38)	-	-
Specific labour expenses	(188)	-	-	(29)	(0)
Fixed assets, investments and businesses portfolio review	0	25	3	12	-
Restructuring programs costs	(2)	(10)	(2)	(4)	-
Acquisition and integration costs	-	(23)	-	(0)	(0)
Depreciation and amortization of fixed assets	(1,602)	(565)	(516)	(176)	(61)
Impairment of goodwill	-	-	-	-	-
Impairment of fixed assets	(0)	(3)	(2)	-	-
Share of profits (losses) of associates and joint ventures	(12)	(4)	9	0	-
Elimination of interests on debts related to financed assets(2)	6	-	-	-	-
Elimination of interests on lease liabilities(2)	29	22	28	5	5
Operating Income	1,186	290	742	118	127
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(2)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(2)
Other net financial expenses
Finance costs, net
Income taxes
Consolidated net income of continuing operations
Consolidated net income of discontinued operations
Consolidated net income

(1) Mobile Financial Services' net banking income is recognized in other operating income and amounts to 75 million euros at the end of June 2023. The cost of risk is included in other operating expenses and amounts to (32) million euros at the end of June 2023.

(2) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Continuing operations								Discon- tinued operations
Interna- tional Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services(1)	Elimina- tions telecom activities / mobile financial services	Total	Presenta- tion adjust- ments(2)	Orange Consoli- dated Financial Statements	Spain

763	(1,087)	19,355	-	(3)	19,352	-	19,352	2,321
(999)	2,045	(7,991)	(62)	4	(8,049)	(13)	(8,062)	(1,418)
1,027	(1,580)	305	77	(1)	381	-	381	46
(7)	622	(130)	(35)	1	(164)	41	(123)	(74)
(640)	-	(4,183)	(41)	-	(4,224)	(265)	(4,489)	(135)
(47)	-	(1,156)	(1)	-	(1,157)	(2)	(1,159)	(64)

-	-	-	-	-	-	50	50	-
-	-	-	-	-	-	(35)	(35)	-
-	-	(59)	-	-	(59)	-	(59)	-
(171)	-	(658)	(2)	-	(660)	(3)	(663)	(82)
0	-	0	-	-	0	(28)	(28)	-
-	-	(6)	-	-	(6)	6	n/a	-
(12)	-	(101)	(0)	-	(101)	101	n/a	(15)
(86)	-	5,375	(62)	-	5,313	(149)	n/a	582
-	-	57	-	-	57	(57)	n/a	-
(48)	-	(265)	(0)	-	(265)	265	n/a	-
8	-	50	-	-	50	(50)	n/a	-
(52)	-	(70)	-	-	(70)	70	n/a	0
(4)	-	(28)	-	-	(28)	28	n/a	(3)
(160)	-	(3,081)	(11)	-	(3,091)	-	(3,091)	(513)
								-
-	-	-	-	-	-	-	-	-
1	-	(4)	-	-	(4)	-	(4)	-
(1)	-	(8)	-	-	(8)	-	(8)	-
-	-	6	-	-	6	(6)	n/a	-
12	-	101	-	-	101	(101)	n/a	15
(329)	-	2,133	(73)	-	2,061	-	2,061	81
							(526)	(2)
							(6)	-
							130	-
							(32)	-
							(101)	(15)
							(42)	2
							(577)	(15)
							(428)	(33)
							1,055	n/a
					-	33	33	33
							1,088

1.5         Segment investments

(in millions of euros)	France	Europe
		Spain	Other European countries	Elimina- tions Europe	Total
June 30, 2024
eCapex	1,445	166	506	-	672
Elimination of proceeds from sales of property, plant and equipment and intangible assets	69	-	30	-	30
Telecommunications licenses	-	2	0	-	2
Financed assets	56	-	-	-	-
Total investments(4)	1,571	168	537	-	704

June 30, 2023
eCapex	1,429	347	407	-	754
Elimination of proceeds from sales of property, plant and equipment and intangible assets	78	-	46	-	46
Telecommunications licenses	0	31	313	-	344
Financed assets	145	-	-	-	-
Total investments(5)	1,652	378	766	-	1,143

(1) Including investments in intangible assets and property, plant and equipment in France for 111 million euros at the end of June 2024 and 106 million euros at the end of June 2023.
(2) Including investments in intangible assets and property, plant and equipment in France for 52 million euros at the end of June 2024 and 53 million euros at the end of June 2023.
(3) Including investments in intangible assets and property, plant and equipment in France for 90 million euros at the end of June 2024 and 106 million euros at the end of June 2023.
(4) Including 693 million euros for other intangible assets and 2,574 million euros for tangible assets.
(5) Including 1,163 million euros for other intangible assets and 2,671 million euros for tangible assets.

Africa & Middle East	Orange Business(1)	Totem(2)	International Carriers & Shared Services(3)	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/ mobile financial services	Orange Consoli-dated Financial Statements

692	138	64	75	-	3,087	0	-	3,087

2	0	-	19	-	121	-	-	121
1	-	-	-	-	4	-	-	4
-	-	-	-	-	56	-	-	56
696	138	64	94	-	3,267	0	-	3,267

648	140	65	97	-	3,133	20	-	3,154

4	14	-	11	-	153	-	-	153
38	-	-	-	-	383	-	-	383
-	-	-	-	-	145	-	-	145
690	155	65	108	-	3,814	20	-	3,834

1.6         Segment assets

(in millions of euros)	France	Europe
					Total(1)
June 30, 2024
Goodwill	13,176				2,559
Other intangible assets	3,936				2,752
Property, plant and equipment	17,141				5,624
Right-of-use assets	2,326				1,047
Interests in associates and joint ventures	1,022				3,023 (2)
Non-current assets included in the calculation of net financial debt	-				-
Other	10				45
Total non-current assets	37,609				15,050
Inventories	463				188
Trade receivables	1,727				1,287
Other customer contract assets	361				447
Prepaid expenses	82				107
Current assets included in the calculation of net financial debt	-				-
Other	779				143
Total current assets	3,412				2,173
Total assets	41,021				17,223

(in millions of euros)	France	Europe
		Spain	Other European countries	Elimina- tions Europe	Total
December 31, 2023
Goodwill	13,176	2,734	2,558	-	5,291
Other intangible assets	4,093	1,864	2,828	-	4,691
Property, plant and equipment	17,077	3,518	5,631	-	9,149
Right-of-use assets	2,248	1,220	1,018	-	2,238
Interests in associates and joint ventures	1,035	-	339	-	339
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	8	13	38	-	51
Total non-current assets	37,637	9,348	12,411	-	21,759
Inventories	507	88	199	-	287
Trade receivables	1,807	587	1,321	2	1,910
Other customer contract assets	391	213	461	-	674
Prepaid expenses	62	374	87	-	461
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	756	20	165	-	184
Total current assets	3,522	1,282	2,233	2	3,517
Total assets	41,159	10,630	14,644	2	25,276

(1) Orange Espagne and its subsidiaries are no longer fully consolidated from March 26, 2024 following the business combination with MásMóvil (see Note 4.2).
(2) Including, in 2024, interests in MásOrange joint venture (see Note 4.2).
(3) Including 1,602 million euros of current financial assets related to the restriction of electronic money at the end of June 2024 and 1,430 million euros in 2023.
(4) Including intangible and tangible assets for 555 million euros in France at the end of June 2024 and 548 million euros in 2023.

Africa & Middle East	Orange Business	Totem	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consolidated Financial Statements

1,418	2,294	1,624	11	-	21,081	-	-	21,081
1,762	578 (4)	10 (5)	3,705 (6)	-	12,743	11	-	12,754
4,665	364 (4)	979 (5)	1,004 (6)	0	29,777	6	-	29,783
744	384	706	1,854	-	7,062	14	-	7,076
111	19	-	7	0	4,181	-	-	4,181
-	-	-	-	1,043	1,043	-	-	1,043
24	33	5	20	1,597	1,734	369 (7)	(27)	2,075
8,724	3,673	3,324	6,600	2,640	77,620	400	(27)	77,993
156	66	-	32	-	904	0	-	904
1,143	1,267	169	1,193	(1,238)	5,549	35	(6)	5,578
9	752	-	-	-	1,569	-	-	1,569
300	131	35	118	(30)	743	14	(1)	757
-	-	-	-	11,556	11,556	-	-	11,556
2,144 (3)	287	28	795	(299)	3,877	2,201 (8)	(12)	6,066
3,753	2,502	232	2,137	9,990	24,199	2,250	(19)	26,430
12,477	6,175	3,556	8,737	12,630	101,819	2,650	(47)	104,422

Africa & Middle-East	Orange Business	Totem	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consolidated Financial Statements

1,403	2,263	1,624	18	(0)	23,775	-	-	23,775
1,957	585 (4)	9 (5)	3,739 (6)	-	15,074	24	-	15,098
4,522	391 (4)	980 (5)	1,065 (6)	0	33,184	10	-	33,193
754	392	665	1,859	-	8,155	20	-	8,175
106	3	-	8	0	1,491	-	-	1,491
-	-	-	-	916	916	-	-	916
21	36	4	20	1,670	1,812	378 (7)	(27)	2,162
8,763	3,670	3,282	6,709	2,586	84,406	432	(27)	84,811
169	82	-	107	0	1,152	0	-	1,152
996	1,322	336	1,121	(1,445)	6,046	38	(71)	6,013
10	721	-	-	-	1,795	-	-	1,795
189	88	14	52	(31)	835	34	(0)	868
-	-	-	-	8,210	8,210	-	-	8,210
2,002 (3)	255	27	436	244	3,903	3,316 (8)	(16)	7,203
3,366	2,468	377	1,715	6,977	21,942	3,387	(87)	25,241
12,128	6,138	3,659	8,424	9,563	106,347	3,819	(115)	110,052

(5) Including intangible and tangible assets for 796 million euros in France at the end of June 2024 and 791 million euros in 2023.

(6) Including intangible and tangible assets for 1,543 million euros in France at the end of June 2024 and 1,639 million euros in 2023. Intangible assets also include the Orange brand for 3,133 million euros.

(7) Including 274 million euros of non-current financial assets related to Mobile Financial Services at the end of June 2024 and 297 million euros in 2023 (see Note 13.1).

(8) Including 2,152 million euros of current financial assets related to Mobile Financial Services at the end of June 2024 and including 3,192 million euros of current financial assets related to Mobile Financial Services in 2023 (of which 604 million euros related to trade receivables sold by Orange Espagne) (see Note 13.1).

1.7         Segment liabilities

(in millions of euros)	France	Europe
					Total(1)
June 30, 2024
Equity	-				-
Non-current lease liabilities	2,091				867
Fixed assets payables	585				506
Non-current employee benefits	1,338				24
Non-current liabilities included in the calculation of net financial debt	-				-
Other	271				358
Total non-current liabilities	4,284				1,755
Current lease liabilities	274				229
Fixed assets payables	1,085				263
Trade payables	2,772				1,043
Customer contracts liabilities	739				516
Current employee benefits	1,181				144
Deferred income	-				21
Current liabilities included in the calculation of net financial debt	-				-
Other	1,077				640
Total current liabilities	7,129				2,855
Total equity and liabilities	11,413				4,611

(in millions of euros)	France	Europe
		Spain	Other European countries	Elimina- tions Europe	Total
December 31, 2023
Equity	-	-	-	-	-
Non-current lease liabilities	2,026	1,117	847	-	1,964
Non-current fixed assets payables	589	398	487	-	886
Non-current employee benefits	1,466	5	23	-	28
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	272	9	346	-	355
Total non-current liabilities	4,352	1,529	1,704	-	3,233
Current lease liabilities	257	199	228	-	427
Current fixed assets payables	1,168	464	468	-	932
Trade payables	2,962	883	1,068	2	1,953
Customer contracts liabilities	743	219	569	-	788
Current employee benefits	1,339	58	153	-	211
Deferred income	-	50	23	-	73
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	780	136	341	-	477
Total current liabilities	7,248	2,008	2,850	2	4,860
Total equity and liabilities	11,600	3,538	4,554	2	8,093

(1) Orange Espagne and its subsidiaries are no longer fully consolidated from March 26, 2024 following the business combination with MásMóvil (see Note 4.2).
(2) Including 1,602 million euros of current financial liabilities related to the restriction of electronic money at the end of June 2024 and 1,430 million euros in 2023.

Africa & Middle-East	Orange Business	Totem	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consolidated Financial Statements

-	-	-	-	35,527	35,527	(1,039)	-	34,488
582	291	524	1,626	-	5,982	21	-	6,002
60	-	-	-	-	1,151	-	-	1,151
101	204	3	718	0	2,387	8	-	2,395
-	-	-	-	29,987	29,987	-	-	29,987
131	28	143	60	1,066	2,056	245 (3)	(27)	2,273
873	523	670	2,404	31,053	41,563	273	(27)	41,809
243	119	140	397	-	1,402	-	-	1,402
669	40	24	56	(0)	2,137	-	-	2,137
1,763	935	284	932	(1,238)	6,491	19	(6)	6,503
108	957	25	196	(29)	2,512	1	(1)	2,512
125	484	5	382	0	2,321	14	-	2,334
37	16	-	12	(0)	86	2	-	88
-	-	-	-	5,774	5,774	-	(8)	5,766
2,781 (2)	477	35	544	(1,547)	4,007	3,381 (4)	(4)	7,384
5,726	3,028	512	2,519	2,960	24,729	3,416	(19)	28,126
6,599	3,551	1,182	4,923	69,539	101,819	2,650	(47)	104,422

Africa & Middle-East	Orange Business	Totem	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consolidated Financial Statements

-	-	-	-	36,040	36,040	(941)	-	35,098
675	285	490	1,641	-	7,081	18	-	7,099
133	-	-	-	-	1,608	-	-	1,608
98	229	3	721	0	2,545	7	-	2,551
-	-	-	-	30,741	30,741	-	-	30,741
121	27	140	46	1,247	2,207	248 (3)	(27)	2,428
1,027	540	633	2,409	31,987	44,181	273	(27)	44,427
163	128	139	351	-	1,464	4	-	1,469
657	52	23	92	(0)	2,923	3	-	2,926
1,472	936	305	883	(1,445)	7,065	48	(71)	7,042
87	929	10	191	(31)	2,716	1	(0)	2,717
103	504	5	450	(0)	2,612	20	-	2,632
39	10	-	9	(0)	132	2	-	135
-	-	-	-	5,498	5,498	-	(7)	5,490
2,279 (2)	495	11	575	(900)	3,716	4,409 (4)	(9)	8,116
4,800	3,053	494	2,551	3,121	26,126	4,487	(87)	30,526
5,827	3,593	1,126	4,960	71,148	106,347	3,819	(115)	110,052

(3) Including 96 million euros of non-current financial liabilities related to Mobile Financial Services activities at the end of June 2024 and 100 million euros in 2023 (see Note 13.1).
(4) Including 1,832 million euros of current financial liabilities related to Mobile Financial Services activities at the end of June 2024 and 3,073 million euros in 2023 (see Note 13.1).

1.8         Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

(in millions of euros)	June 30, 2024

	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consoli- dated Financial Statement
Operating activities
Consolidated net income	1,219	(127)	-	1,092
Non-monetary items and reclassified items for presentation	6,525	39	0	6,564
Changes in working capital and operating banking activities	(363)	(644)	(0)	(1,007)
Decrease (increase) in inventories, gross	72	(0)	-	72
Decrease (increase) in trade receivables, gross	(179)	1	(63)	(240)
Increase (decrease) in trade payables	202	(29)	63	236
Changes in other customer contract assets and liabilities	46	-	(0)	46
Changes in other assets and liabilities	(505)	(616)	-	(1,121)
Other net cash out	(1,929)	(4)	(0)	(1,933)
Operating taxes and levies paid	(899)	(2)	-	(901)
Dividends received	3	-	-	3
Interest paid and interest rates effects on derivatives, net	(522) (1)	(2)	(0)	(524)
Income taxes paid	(511)	0	-	(511)
Net cash provided by operating activities (a)	5,452 (2)	(736)	-	4,716
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets(3)	(3,403)	(3)	-	(3,406)
Purchases of property, plant and equipment and intangible assets(4)	(3,211)	(0)	-	(3,211)
Increase (decrease) in fixed assets payables	(391)	(3)	-	(394)
Investing donations received in advance	63	-	-	63
Sales of property, plant and equipment and intangible assets	136	-	-	136
Cash paid for investment securities, net of cash acquired	(3)	-	-	(3)
Investments in associates and joint ventures	(52)	-	-	(52)
Purchases of investment securities measured at fair value	(16)	-	-	(16)
Sales of investment securities, net of cash transferred	4,392	-	-	4,392
Sales of investment securities at fair value	33	-	-	33
Decrease (increase) in securities and other financial assets	(732)	569	1	(161)
Net cash used in investing activities (b)	219	566	1	787
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	324	-	-	324
Medium and long-term debt redemptions and repayments(5)	(940)	-	-	(940)
Increase (decrease) of bank overdrafts and short-term borrowings	(302)	(147)	(1)	(450)
Decrease (increase) in debt related financial assets	230	0	-	230
Exchange rates effects on derivatives, net	(1)	-	-	(1)
Other cash flows
Repayments of lease liabilities	(732)	(2)	-	(734)
Subordinated notes issuances (purchases) and other related fees	(4)	-	-	(4)
Coupon on subordinated notes	(107)	-	-	(107)
Proceeds (purchases) of treasury shares	(9)	-	-	(9)
Capital increase (decrease) - non-controlling interests	2	-	-	2
Capital increase (decrease) - telecom activities / mobile financial services(6)	(250)	250	-	-
Changes in ownership interests with no gain / loss of control	(14)	-	-	(14)
Dividends paid to owners of the parent company	(1,117)	-	-	(1,117)
Dividends paid to non-controlling interests	(213)	-	-	(213)
Net cash used in financing activities (c)	(3,134)	101	(1)	(3,034)

(in millions of euros)	June 30, 2024

	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consoli- dated Financial Statement
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance	5,504	113	-	5,618
Cash change in cash and cash equivalents (a) + (b) + (c)	2,538	(69)	-	2,469
Non-cash change in cash and cash equivalents	61	(0)	-	61
o/w effect of exchange rates changes and other non-monetary effects	61	(0)	-	61
Cash and cash equivalents in the closing balance	8,103	45	-	8,148

(in millions of euros)	June 30, 2023

	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consoli- dated Financial Statement
Operating activities
Consolidated net income	1,161	(73)	0	1,088
Non-monetary items and reclassified items for presentation	6,486	30	0	6,517
Changes in working capital and operating banking activities	252	(112)	0	140
Decrease (increase) in inventories, gross	(14)	0	-	(14)
Decrease (increase) in trade receivables, gross	166	75	(21)	220
Increase (decrease) in trade payables	203	(98)	21	126
Changes in other customer contract assets and liabilities	33	-	0	33
Changes in other assets and liabilities	(136)	(89)	-	(225)
Other net cash out	(2,015)	6	(0)	(2,010)
Operating taxes and levies paid	(807)	3	-	(804)
Dividends received	1	-	-	1
Interest paid and interest rates effects on derivatives, net	(563) (1)	2	(0)	(561)
Income taxes paid	(647)	0	-	(647)
Net cash provided by operating activities (a)	5,885 (2)	(149)	-	5,736
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets(3)	(3,789)	(20)	-	(3,809)
Purchases of property, plant and equipment and intangible assets(4)	(3,669)	(20)	-	(3,690)
Increase (decrease) in fixed assets payables	(291)	0	-	(290)
Investing donations received in advance	5	-	-	5
Sales of property, plant and equipment and intangible assets	166	-	-	166
Cash paid for investment securities, net of cash acquired	(1,350)	-	-	(1,350)
Investments in associates and joint ventures	(25)	-	-	(25)
Purchases of investment securities measured at fair value	(40)	-	-	(40)
Sales of investment securities, net of cash transferred	29	-	-	29
Sales of investment securities at fair value	3	-	-	3
Decrease (increase) in securities and other financial assets	1,122	90	3	1,215
Net cash used in investing activities (b)	(4,050)	69	3	(3,978)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	836	-	-	836
Medium and long-term debt redemptions and repayments(5)	(834)	-	-	(834)
Increase (decrease) of bank overdrafts and short-term borrowings	537	(36)	(3)	498
Decrease (increase) in debt related financial assets	(252)	(8)	-	(260)
Exchange rates effects on derivatives, net	(14)	-	-	(14)
Other cash flows
Repayments of lease liabilities	(787)	(2)	-	(789)
Subordinated notes issuances (purchases) and other related fees	177	-	-	177
Coupon on subordinated notes	(102)	-	-	(102)
Proceeds (purchases) of treasury shares	2	-	-	2
Capital increase (decrease) - non-controlling interests	2	-	-	2
Capital increase (decrease) - telecom activities / mobile financial services(6)	(100)	100	-	-
Changes in ownership interests with no gain / loss of control	(10)	-	-	(10)
Dividends paid to owners of the parent company	(1,064)	-	-	(1,064)
Dividends paid to non-controlling interests	(222)	-	-	(222)
Net cash used in financing activities (c)	(1,830)	54	(3)	(1,779)

(in millions of euros)	June 30, 2023

	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consoli- dated Financial Statement
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance	5,846	158	-	6,004
Cash change in cash and cash equivalents (a) + (b) + (c)	4	(26)	-	(22)
Non-cash change in cash and cash equivalents	40	-	-	40
o/w effect of exchange rates changes and other non-monetary effects	40	-	-	40
Cash and cash equivalents in the closing balance	5,890	133	-	6,022

(1) Including interests paid on lease liabilities for (120) million euros at June 30, 2024 and (112) million euros at June 30, 2023 and interest paid on debt on financed assets for (8) million euros at June 30, 2024 and (6) million euros at June 30, 2023.

(2) Including significant litigations (paid) and received for (15) million euros at June 30, 2024 and (22) million euros at June 30, 2023.
(3) Including telecommunication licenses paid for (177) million euros at June 30, 2024 and (202) million euros at June 30, 2023.
(4) Investments in financed assets amounting to 56 million euros at June 30, 2024 and 145 million euros at June 30, 2023 have no effect on the statement of cash flows at the time of acquisition.
(5) Including repayments of debts relating to financed assets for (72) million euros at June 30, 2024 and (56) million euros at June 30, 2023.
(6) Corresponds to the capital increase of Orange Bank subscribed by Orange for 250 million euros at June 30, 2024 and 100 million euros at June 30, 2023.

The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and organic cash flow from telecom activities.

(in millions of euros)	June 30, 2024	June 30, 2023
Net cash provided by operating activities (telecom activities)	5,452	5,885
Purchases (sales) of property, plant and equipment and intangible assets	(3,403)	(3,789)
Repayments of lease liabilities	(732)	(787)
Repayments of debts relating to financed assets	(72)	(56)
Elimination of telecommunication licenses paid	177	202
Elimination of significant litigation paid (and received)	15	22
Organic cash flow from telecom activities	1,437	1,477

The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows and all-in free cash flow from telecoms activities.

(in millions of euros)	June 30, 2024	June 30, 2023
Net cash provided by operating activities (telecom activities)	5,452	5,885
Purchases (sales) of property, plant and equipment and intangible assets	(3,403)	(3,789)
o/w telecommunication licenses paid	(177)	(202)
Repayments of lease liabilities	(732)	(787)
Repayments of debts relating to financed assets	(72)	(56)
Payment of coupons on subordinated notes	(107)	(102)
Free cash flow all-in from telecom activities	1,138	1,151

Note 2        Basis of preparation of the consolidated financial statements

This note describes the changes in accounting policies since the publication of the 2023 Consolidated Financial Statements and applied by Orange ("the Group") in the preparation of its interim financial statements for the half-year ended June 30, 2024.

2.1         Basis of preparation of the financial statements

The condensed Consolidated Financial Statements and notes for the first half of 2024 were prepared under the responsibility of the Board of Directors on July 23, 2024.

In accordance with European Regulation no. 1606/2002 dated July 19, 2002, the interim financial statements were prepared in accordance with IAS 34 "Interim Financial Reporting", as endorsed by the European Union (EU) and published by the IASB (International Accounting Standards Board).

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2023, apart from the specific requirements of IAS 34 and effects of new standards as described in Note 2.3.

The Group’s Consolidated Financial Statements are presented in millions of euros, rounded to the nearest million. This may in certain circumstances lead to non-significant discrepancies in the totals and subtotals shown in the tables.

For the reported periods, the accounting standards and interpretations endorsed by the EU are similar to the compulsory standards and interpretations published by the IASB, with the exception of standards and interpretations currently being endorsed, that have no effect on the Group's accounts. Consequently, the Group financial statements are prepared in accordance with IFRS standards and interpretations, as published by the IASB.

In the absence of any accounting standard or interpretation, applicable to a specific transaction or event, the Group's management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

−     fairly present the Group’s financial position, financial performance and cash flows;

−     reflect the economic substance of transactions;

−     are neutral;

−     are prepared on a prudent basis; and

−     are complete in all material respects.

2.2         Use of estimates and judgement

Orange’s management uses its judgment to define the appropriate accounting treatment of certain transactions and makes estimates insofar as many items included in the financial statements cannot be measured with precision or current accounting standards and interpretations do not specifically deal with the related accounting issues. Management revises these estimates in the event of a change in the circumstances on which they were based or of additional experience or following new information that may be linked to significant changes in the macroeconomic context. Management remains vigilant to the possible consequences of changes in the macroeconomic context on its activity or the evaluation of the assets and liabilities making up its balance sheet.

2.3         New standards and interpretations applied from January 1, 2024

New standards and amendments to standards whose effective date is January 1, 2024 are described below.

2.3.1          Amendment to IAS 7 and IFRS 7: Reverse factoring - Supplier finance arrangements

The amendment to the two standards is added to the list of disclosures, with a specific focus on reverse factoring transactions. This amendment should only marginally change the information provided by the Group in its notes to the Consolidated Financial Statements, as such factoring transactions are already described in the Group’s notes to the Consolidated Financial Statements. The date of entry into force of this amendment is January 1st, 2024.

2.3.2          Amendment to IAS 1: Classification of liabilities as current or non-current

The amendment to the standard sets out new provisions for assessing the presentation of a liability in the balance sheet at the reporting date, based on conditions that might make the liability payable within the 12 months following the reporting date. This amendment has no impact on the Group’s Consolidated Financial Statements and has no impact on disclosures to the interim Consolidated Financial Statements.

2.3.3          Amendment to IFRS 16: Lease liability in a sale and leaseback

The amendment clarifies the accounting treatment of changes in the lease liability arising from the sale of an asset followed by the leaseback of the asset at variable rents. This amendment does not change the initial accounting treatment of the lease liability, but specifies that in the event of subsequent changes in rents, the difference between the rent actually paid and the reduction in the liability is recognized in the income statement. The Group has no significant impact for the first application of this amendment, as sale and leaseback transactions are not common within the Group.

Note 3        Discontinued operations

IFRS 5 standard "Non-current Assets Held for Sale and Discontinued Operations" outlines how to account for non-current assets held for sale and sets the presentation and disclosure requirements related to discontinued operations.

It also specifies that these assets are no longer depreciated and amortized once the criteria provided by the standard are met.

A discontinued operation is a component that either has been disposed of by the Group or is classified as held for sale, and that represents a separate major line of business as defined by IFRS 5. Net income of discontinued operations must be presented separately from the net income of continuing operations.

Classification of Orange Espagne and its subsidiaries as discontinued operations

On July 23, 2022 Orange and MásMóvil have signed a binding agreement related to the combination of their activities in Spain (excluding TOTEM Spain and MásMóvil Portugal) and the creation of a new joint venture co-controlled by Orange and Lorca JVCo. As of December 31, 2023, the completion of the transaction remained subject to the approval of the European antitrust authorities and the Group considered that IFRS 5 criteria related to the evaluation and presentation of operations held for sale were not met.

Orange and MásMóvil received clearance from the European Commission on February 20, 2024, after both parties agreed to implement the proposed remedies. On March 26, 2024, Orange and MásMóvil finalized the transaction and announced on this date the creation of the new joint venture MásOrange, co-controlled by Orange and MásMóvil's shareholders who each own a 50% stake with equal governance rights.

The transaction resulted on March 26, 2024 in the loss of sole control of Orange over Orange Espagne and its subsidiaries, which represented a distinct operating segment from the Group. In accordance with IFRS 5 principles, the contribution of the Spain segment to the Group net income is presented separately in the income statement on a distinct line "Net income of discontinued operations" retrospectively on all periods presented. Depreciations and amortizations on the assets from these entities have been stopped on February 20, 2024.

Operational transactions between MásOrange joint venture and entities of the Group continued after March 26, 2024, when the Group lost the sole control over Orange Espagne and its subsidiaries. Therefore, for improved comparability of the financial information, operational flows between Spain and other sectors of the Group are reported without eliminations for all periods presented.

(in million euros)	Period from January 1st to March 25 2024	Period from January 1st to June 30 2023
Revenue	1,149	2,321
Operating Income (1)	383	81
Finance costs, net	(15)	(15)
Income taxes	(4)	(33)
Net income of Orange Espagne and its subsidiaries	364	33
Net loss resulting from the loss of sole control of Orange Espagne and its subsidiaries	(156)	-
Net income of discontinued operations	209	33

(1)  In 2024, the contribution from Orange Espagne and its subsidiaries includes a 240 million euros income related to the business activity tax (IAE "Impuesto de Actividades Económicas") recognized following the favorable decision issued by the National Court (Audencia National) for the years 2012 to 2018. Moreover, amortizations and depreciations on intanglible and tanglible assets of Orange Espagne and its subsidiaries have been stopped as of February 20, 2024, the date when the Group considers that criteria defined by IFRS 5 standard are met, with a favorable effect of about 100 million euros.

Tax disputes of Orange Espagne

Orange Espagne contests the conformity of business activity tax ("Impuesto de Actividades Económicas") with the European directives and claims the restitution of the amounts paid for this tax for the years 2003-2021. Orange Espagne has thus initiated various disputes relating to this tax.

On February 5, 2024, a favorable decision for Orange Espagne was issued by the National Court ("Audiencia National") ordering the tax authorities to reimburse an amount of 174 million euros (including interests) for the years 2012 to 2018. A proceed of 240 million euros (including interests) has been booked in the net income of discontinued operations for the years 2012 to 2021 (including 65 million euros for the years 2019 to 2021).

Disputes for years 2003-2011 and 2019-2021 remain open to date and follow specific procedures.

Note 4        Gains and losses on disposal and main changes in the scope of consolidation

4.1         Gains (losses) on disposal of fixed assets, investments and activities

(in millions of euros)	June 30, 2024	June 30, 2023
Gains (losses) on disposal of fixed assets	40	50
o/w proceeds from disposal of fixed assets	121	153
o/w net book value of fixed assets sold	(81)	(103)
Gains (losses) on disposal of investments and activities	(180)	(0)
o/w loss on the sale of OCS and Orange Studio	(174)	-
Gains (losses) on disposal of fixed assets, investments and activities	(140)	50

4.2         Main changes in the scope of consolidation

Main changes in the scope of consolidation

Orange and MásMóvil complete the combination of their activities in Spain and create a 50-50 joint venture, jointly controlled by Orange and MásMóvil's shareholders.

On March 26, 2024, Orange and MásMóvil finalized the transaction to combine their operations in Spain (excluding TOTEM Spain and MásMóvil Portugal) and announced on this date the creation of the new joint venture MásOrange co-controlled by Orange and MásMóvil's shareholders, who each own a 50% stake with equal governance rights in the combined entity.

With over 37 million broadband and mobile lines, the new entity becomes a leading player on the Spanish telecoms market in terms of customers and is expected to generate significant synergies.

The transaction leads to the loss of sole control over Orange Espagne and its subsidiaries as at March, 26 2024. From this date, Orange's stake in the MásOrange joint venture is accounted for under the equity method. The fair value of the remaining stake retained by Orange (corresponding to 50% of MásOrange fair value) amounted to 2,839 million euros at transaction date (see Note 9 Interests in associates and joint ventures).

In compliance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, income statements of Orange Espagne and its subsidiaries have been regrouped and reported as "Net income of discontinued operations" for the current period until the date of transaction, and for the comparative period presented (see Note 3 Discontinued operations).

The transaction is reflected in the Group income statement by a loss of (156) million euros presented as part of the net income of discontinued operations. This net loss breaks down as follows:

(in millions of euros)	At disposal date
Fair value of MásOrange joint venture	5,678
Orange's stake percentage in MásOrange joint venture	50%
Fair value of Orange's stake in MásOrange joint venture (a)	2,839
Net book value of Orange Espagne and its subsidiaries (b)	(2,968)
Transaction costs (c)	(27)
Net loss resulting from the loss of sole control (a)+(b)+(c)	(156)

The effects of the transaction on the cash-flow statement are presented as follows:

(in millions of euros)	At disposal date
Fair value of Orange Espagne shares (a)	7,301
Fair value of Orange's stake in MásOrange joint venture (b)	2,839
Cash proceeds received by Orange from the transaction (a) - (b)	4,461
Transferred cash of Orange Espagne and its subsidiaries	(10)
Transaction costs	(27)
Sales of investment securities, net of cash transferred	4,425

Assets and liabilities of Orange Espagne and its subsidiaries have been derecognized at the date of creation of the joint venture:

(in millions of euros)	At disposal date
Assets	11,571
Goodwill	2,734
Intangible and tangible assets	5,377
Right-of-use assets	1,232
Deferred tax assets	417
Trade receivables	715
Other customer contract assets	236
Financial assets	1
Other assets	849
Cash and cash equivalents	10
Liabilities	11,571
Net equity	2,968
Lease liabilities	1,321
Deferred tax liabilities	589
Trade payables	1,684
Customer contract liabilities	210
Financial liabilities	4,463
Other liabilities	336

Net income from Orange Espagne and its subsidiaries from January 1st, 2024 to March 25, 2024, reported as part of the net income of discontinued operations, is as follows:

(in millions of euros)
Income statement
Revenues	1,149
Operating Income	383
Finance cost, net	(15)
Income taxes	(4)
Net income	364

Sale of OCS and Orange Studio to the Canal+ Group

On January 31st, 2024 and following the approval of the French Competition Authority, Orange has finalized the sale of OCS, Orange Studio and its subsidiaries to Canal+ Group.

The Canal+ Group becomes the sole shareholder of these companies following this transaction.

The loss resulting from the loss of sole control over OCS, Orange Studio and its subsidiaries amounts to (174) million euros and breaks down as follows:

(in millions of euros)	At disposal date
Indemnity paid to Canal+ (a)	(55)
Net book value of sold entities (b)	(117)
Transaction costs (c)	(2)
Net loss resulting from the sale of OCS and Orange Studio (a)+(b)+(c)	(174)

Below are the effects of the transaction in the cash-flow statement:

(in millions of euros)	At disposal date
Indemnity paid to Canal+	(55)
Transferred cash	(11)
Transaction costs	(2)
Sales of investment securities, net of cash transferred	(68)

Merger between Orange Romania and Orange Romania Communications

On December 6, 2023, an agreement was signed with the Romanian state defining the main principles of the merger of Orange Romania Communications, jointly held by Orange Romania (54%) and the Romanian state (46%), into Orange Romania. Following the transaction, the Romanian state holds 20% of Orange Romania.

The merger of Orange Romania Communications into Orange Romania was finalized on June 1st, 2024. This transaction is accounted in equity and results notably in a change between equity attributable to the owners of the parent company and equity attributable to non-controlling interests.

Conversion of Nethys stake in VOO into Orange Belgium shares

As part of the VOO acquisition by Orange Belgium completed on June 2nd, 2023, it was granted to Nethys the possibility to convert its minority stake in VOO (25% + 1 share) into Orange Belgium shares until June 2025. End of 2023, the Board of Directors of Nethys confirmed its intention to convert its stake into Orange Belgium shares.

On May 2nd, 2024, the shareholders' meeting of Orange Belgium approved the entry of Nethys into the capital of Orange Belgium. The contribution in kind by Nethys of its stake in VOO was done in exchange for newly issued shares of Orange Belgium representing around 11% of the share capital of Orange Belgium.

Nethys retains a put option with a 279 million euros floor price (without interests) granted by Orange on its stake in Orange Belgium, exercisable until March 2026.

This transaction is accounted in equity and results notably in a change between equity attributable to the owners of the parent company and equity attributable to non-controlling interests.

Note 5        Trade receivables

(in millions of euros)	June 30, 2024	December 31, 2023
Gross book value of trade receivables	6,611	7,070
Allowances on trade receivables	(1,033)	(1,058)
Net book value of trade receivables	5,578	6,013

(in millions of euros)	June 30, 2024	December 31, 2023
Net book value of trade receivables - in the opening balance	6,013	6,305
Business related variations	192	(379)
Changes in the scope of consolidation(1)	(628)	96
Translation adjustment	(36)	(2)
Reclassifications and other items	37	(7)
Net book value of trade receivables - in the closing balance	5,578	6,013

(1)     In 2024, changes in the scope of consolidation mainly include the loss of exclusive control of Orange Espagne and its subsidiaries for (715) million euros and the outsourcing of positions held by Group entities with Orange Espagne and its subsidiaries for 96 million euros.

In 2023, changes in the scope of consolidation mainly included the acquisition of VOO for 86 million euros.

(in millions of euros)			June 30, 2024	December 31, 2023
	Gross	Allowances	Net	Net
Trade receivables not past due	4,074	(175)	3,899	4,190
Trade receivables past due	2,537	(858)	1,679	1,823
Trade receivables, depreciated according to their age	2,039	(736)	1,304	1,440
Trade receivables, depreciated according to other criteria	498	(123)	375	383
Trade receivables	6,611	(1,033)	5,578	6,013
o/w short-term trade receivables	6,286	(1,023)	5,263	5,681
o/w long-term trade receivables(1)	325	(10)	315	332

(1)     Includes receivables from sales of handsets with payment on instalments that are payable in more than 12 months and receivables from equipment financial lease offers for business.

The Group assessed the risk of non-recovery of trade receivables at June 30, 2024 and recognized impairment and losses on trade receivables for an amount of (121) million euros over the period in the income statement ((67) million euros at June 30, 2023).

For Mobile Financial Services, the assessment of bank credit risk is described in Note 13.2.

Unchanged from December 31, 2023, Orange still considers that the concentration of counterparty risk related to customer accounts is limited due to the large number of customers, their diversity (residential, professional, and large companies), their belonging to various sectors of the economy and their geographical dispersion in France and abroad.

The table below provides an analysis of the change in impairment of telecom activities trade receivables in the statement of financial position:

(in millions of euros)	June 30, 2024	December 31, 2023
Allowances on trade receivables - in the opening balance	(1,058)	(996)
Net addition with impact on income statement(1)	(121)	(148)
Losses on trade receivables	85	210
Changes in the scope of consolidation(2)	58	(126)
Translation adjustment	3	4
Reclassifications and other items	0	(2)
Allowances on trade receivables - in the closing balance	(1,033)	(1,058)

(1)     Includes net allocations from Orange Espagne and its subsidiaries, which are presented in net income from discontinued operations (for (11) million euros in 2024 and 16 million euros in 2023).

(2)     Changes in the scope of consolidation mainly concern the loss of exclusive control of Orange Espagne and its subsidiaries for 55 million euros in 2024, and the acquisition of VOO for (124) million euros in 2023.

Sales of non-recourse operating receivables programs

Orange has set up non-recourse programs to sell its receivables due in instalments in several countries. These are no longer recorded on the balance sheet. The receivables sold amounted to approximately 313 million euros during the first semester 2024 (and approximately 806 million euros at December 31, 2023 and 385 million euros at June 30, 2023) and mainly concern Spain (162 million euros) and Poland (134 million euros).

Note 6        Purchases and other expenses

6.1         External purchases

(in millions of euros)	June 30, 2024	June 30, 2023
Commercial, equipment expenses and content rights	(3,148)	(3,025)
o/w costs of terminals and other equipment sold	(1,913)	(1,833)
o/w advertising, promotional, sponsoring and rebranding costs	(352)	(341)
Service fees and inter-operator costs	(1,558)	(1,673)
o/w interconnexion costs	(880)	(1,015)
Other network expenses, IT expenses	(1,963)	(1,854)
Other external purchases	(1,442)	(1,509)
o/w building cost for resale	(521)	(554)
o/w overhead	(646)	(598)
Total external purchases(1)	(8,112)	(8,062)

(1)  Energy purchases, mainly comprising electricity, represent (490) million euros in 2024, and (499) million euros in 2023.

6.2         Other operating expenses

(in millions of euros)	June 30, 2024	June 30, 2023
Litigation(1)	(79)	73
Allowances and losses on trade receivables - telecom activities	(113)	(75)
Cost of bank credit risk	(14)	(33)
Operating foreign exchange gains (losses)	4	(20)
Acquisition and integration costs	(6)	(16)
Expenses from universal service	(14)	(13)
Other expenses	(32)	(38)
Total other operating expenses	(255)	(123)

(1)  Litigation mainly corresponds to a reversal of provision for 97 million euros related to the litigation with Digicel in June 2023 (see Note 15.1).

Allowances and losses on trade receivables from telecom activities are detailed in Note 5.

The cost of credit risk applies only to Mobile Financial Services and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts (see Note 13.2).

Certain expenses related to litigation are directly recorded in other operating expenses. The Group's significant litigations are described in Note 15.1.

6.3         Restructuring costs

(in millions of euros)	June 30, 2024	June 30, 2023
Orange Bank closure plan costs	(56)	-
Other restructuring costs	(52)	(35)
Departure plans	(15)	(11)
Lease property restructuring	(20)	(8)
Distribution channels	(4)	(1)
Other	(13)	(14)
Total restructuring costs	(108)	(35)

Orange Business restructuring plan in France

Orange Business has presented the operational implementation of its priorities within the framework of the strategic plan Lead the future. This plan carries a strong ambition to transform and simplify Orange Business, whose market is undergoing profound changes. The plan includes the discontinuation of the commercialization of around 150 products and services and the elimination of around 650 jobs in France, on a voluntary basis.

As a result, restructuring costs were recognized at December 31, 2023, for 176 million euros, including a provision for 132 million euros corresponding to the costs of the plan. This ongoing departure plan was approved by DRIEETS (Direction régionale interdépartementale de l'économie, de l'emploi, du travail et des solidarités). The departures should spread out until 2025. The provision has not been significantly modified at June 30, 2024.

End of Orange Bank activities

On June 28, 2023, the Orange group announced its intention to withdraw from retail banking in France and Spain, as well as the launch of discussions with BNP Paribas with a view to providing Orange Bank customers with a dedicated offering, customer journey and support. Since then, Orange Bank has embarked on negotiations with employee representatives to initiate a departure plan (around 600 jobs in France). At December 31, 2023, this plan was still being negotiated. A restructuring provision totaling 122 million euros was recognized at December 31, 2023, corresponding to the best estimate to date of the costs of the plan.

In the first semester of 2024, an agreement has been signed between Orange Bank and the employee representative bodies. The provision has been increased by 9 million euros. Other restructuring costs regarding the end of Orange Bank activities have been recognized for 47 million euros.

In the first semester of 2024, Orange and the group BNP Paribas have concluded several agreements to offer a banking continuity solution for Orange Bank's clients in France and Spain, as well as the sale of customer portfolio in Spain (see Note 13).

6.4         Working capital management - payables

Extension of supplier payment deadlines

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the regulations in force. For several years, certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables for goods and services and fixed assets payables that were subject to a payment extension, and which had an impact on the change in working capital requirement at the end of the period, amounted to approximately 349 million euros at June 30, 2024.

Note 7        Labor expenses

(in millions of euros)	June 30, 2024	June 30, 2023
Wages and employee benefit expenses	(4,274)	(4,414)
wages and salaries, social security charges	(4,110)	(4,018)
French part-time for seniors plans	3	(225)
o/w pension reform effect	-	(257)
capitalized costs	369	372
other labor expenses	(536)	(542)
Employee profit sharing	(72)	(69)
Share-based compensation	(8)	(7)
Total labor expenses	(4,354)	(4,489)

In France, the pension reform law, gradually raising the legal retirement age to 64, was enacted on April 14, 2023. The French part-time for seniors plans (Temps Partiel Senior (TPS)) signed in 2018 and 2021 provided in this case for the extension of these plans for the employees concerned. Accordingly, an additional provision of 257 million euros was recognized in the income statement as a plan amendment at June 30, 2023, then reassessed at 241 million euros at December 31, 2023.

The effect of the pension reform on post-employment benefits and other long-term benefits (excluding TPS plans) corresponded to the reversal of provisions of 22 million euros at December 31, 2023.

Note 8        Impairment losses

Impairment tests are carried out annually and when there is an indication that assets may be impaired.

Changes in the economic and financial climate, appreciation of the telecommunications operators’ resilience to deteriorating local economic conditions, change in the market capitalization of telecommunications companies and changes in business performance serve as indicators of potential impairment.

These elements taken into account by the Group at June 30, 2024 remain unchanged from those described at December 31, 2023.

As the preparation of multi-year plans will be performed during the second half of 2024, the half-year reassessments resulting from the identification of impairment indicators are based on a preliminary review of projected cash flows and changes in financial parameters used at the end of the previous year.

At June 30, 2024

At June 30, 2024, the review of impairment indicators has not led the Group to recognize any impairment loss.

At June 30, 2023

At June 30, 2023, the review of impairment indicators had not led the Group to recognize any impairment loss.

Note 9        Interests in associates and joint ventures

9.1         Change in associates and joint ventures

The table below shows the value of the main interests in associates and joint ventures:

Company (in millions of euros)	Main activity	Main co-shareholder	% interest	June 30, 2024	December 31, 2023
Entities jointly controlled
MásOrange(1)	Telecommunications operator in Spain	Lorca (50%)	50%	2,645	-
Orange Concessions and its subsidiaries	Operation / maintenance related to Public Initiative Networks	Consortium HIN (50%)	50%	1,004	1,012
Światlowód Inwestycje Sp. z o.o. (FiberCo in Poland)	Construction / operation in Poland	APG Group (50%)	50%(2)	372	332
Mauritius Telecom and its subsidiaries	Telecommunications operator in Mauritius	Mauritius government (34%)	40%	87	86
Other				28	14
Entities under significant influence
Orange Tunisie	Telecommunications operator in Tunisia	Investec (51%)	49%	24	20
Savoie connectée	Fiber infrastructure operator	XPFibre.Co (70%)	30%	12	17
IRISnet	Telecommunications operator in Belgium	Ministry of the Brussels-Capital Region (MBCR) (53%)	20%	7	7
Other				4	4
Total associates and joint ventures				4,181	1,491

(1)    Creation of MásOrange joint venture, 50% owned by the Orange Group, following the combination of the activities of Orange Espagne and MásMóvil on March 26, 2024 (see Note 4.2).

(2)    Corresponds to Orange Polska's ownership in Światlowód Inwestycje Sp. z o.o. (FiberCo in Poland).

The change in interests in associates and joint ventures is as follows:

(in millions of euros)	June 30, 2024	December 31, 2023
Interests in associates and joint ventures - in the opening balance	1,491	1,486
Dividends	0	(16)
Share of profits (losses)	(222)	(29)
o/w MásOrange	(206)	-
Change in components of other comprehensive income	16	(12)
Changes in the scope of consolidation(1)	2,839	4
Change in capital	59	33
Translation adjustment	(1)	21
Reclassifications and other items	(0)	4
Interests in associates and joint ventures - in the closing balance	4,181	1,491

(1)   Creation of MásOrange joint venture, the value of which amounts to 2,839 million euros on March 26, 2024 (see Note 4.2).

9.2         Key figures of associates and joint ventures

The key figures relating to MásOrange, Orange Concessions and Światlowód Inwestycje Sp. z o.o. (FiberCo in Poland) are as follows (figures from financial statements of entities taken as a whole):

(in millions of euros)	June 30, 2024			December 31, 2023
	MásOrange	Orange Concessions	Światlowód Inwestycje Sp. z o.o.	Orange Concessions	Światlowód Inwestycje Sp. z o.o.
Assets
Non-current assets	22,627	3,643	686	3,639	577
o/w goodwill(1)	8,561	1,117	-	1,117	-
o/w other intangible assets	6,500	2,388	0	2,391	0
o/w property, plant and equipment	5,320	9	595	9	501
Current assets	1,606	341	208	408	186
Assets held for sale	35	-	-	-	-
Total assets	24,268	3,984	893	4,046	763

Liabilities
Shareholder's equity	5,289	2,010	383	2,026	306
Non-current liabilities	15,007	1,545	432	1,540	359
o/w non-current financial liabilities	11,827	826	409	827	341
Current liabilities	3,972	429	79	480	97
o/w current financial liabilities	772	0	1	0	13
Total equity and liabilities	24,268	3,984	893	4,046	763
o/w financial liabilities	12,599	826	410	827	354

Income statement
Revenue	1,784	254	31	623	45
Operating income	(148)	(17)	(3)	(61)	(8)
Finance costs, net	(282)	(7)	(11)	(25)	(13)
Income tax	17	7	3	15	4
Net income	(412)	(16)	(11)	(71)	(17)

(1)   The allocation of the acquisition price of MásOrange is underway at June 30, 2024.

9.3         Related party transactions

The main transactions between the Group and related parties essentially consist of transactions with consolidated companies using the equity method, of which MásOrange, Orange Concessions and Światlowód Inwestycje Sp. z o.o. (FiberCo in Poland).

Note 10     Income taxes

(in millions of euros)	June 30, 2024	June 30, 2023
Total Income tax	(620)	(428)
Current tax	(589)	(436)
Deferred tax	(31)	8

Deferred tax assets recoverability

At each period end, the Group reviews the recoverable amount of the deferred tax assets. The recoverability of the deferred tax assets is assessed in the light of the latest business plans used for impairment testing that may be restated to take into account specific tax issues.

Over the presented periods, the analysis conducted on the basis of the business plans did not lead to the recognition of any material effect in the accounts.

Developments in tax disputes and audits

Tax disputes and audits within the Group have not been subject to any significant developments over the period.

International tax reform

The Group has simulated the Transitional Safe Harbour tests of the OECD based on CbCR (also known as Country-by-Country Reporting) and the Consolidated Financial Statements for 2021, 2022 and 2023. Over the three tested years, some 15 jurisdictions failed the tests, and this may vary from one fiscal year to another. The main identified reasons were the use of tax loss carryforwards, non-taxed items that affect p-tax profit such as capital gains on disposals and low corporate tax rates (below 15%) in some jurisdictions where the Group operates.

At June 30, 2024, based on the analysis of the CbCR 2023 and Transitional Safe Harbour tests, the Pillar Two reform impacts are non-significant.

Note 11     Financial assets, liabilities and financial results (telecom activities)

11.1       Financial assets and liabilities of telecom activities

In order to improve the readability of financial statements and distinguish the performance of telecom activities from the performance of Mobile Financial Services, the notes related to financial assets and liabilities and results are split to respect these two business areas.

Note 11 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 13 presents the activities of Mobile Financial Services with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at June 30, 2024.

(in millions of euros)	Orange Consolidated Financial Statements	o/w telecom activities	Note	o/w Mobile Financial Services	Note	o/w eliminations telecom activities / mobile financial services
Non-current financial assets related to Mobile Financial Services activities	274	-		274	13.1.1	-
Non-current financial assets	1,012	1,039	11.5	-		(27) (1)
Non-current derivatives assets	1,088	1,017	11.3	71		-
Current financial assets related to Mobile Financial Services activities	2,144	-		2,152	13.1.1	(8)
Current financial assets	3,473	3,473	11.5	-		-
Current derivatives assets	33	33	11.3	-		-
Cash and cash equivalents	8,148	8,103	11.3	45		-
Total	16,171	13,665		2,542		(36)
Non-current financial liabilities related to Mobile Financial Services activities	68	-	11.3	96		(27) (1)
Non-current financial liabilities	29,775	29,775	11.3	-		-
Non-current derivatives liabilities	228	212		16	13.1.2	-
Current financial liabilities related to Mobile Financial Services activities	1,832	-		1,832	13.1.2	-
Current financial liabilities	5,734	5,743	11.3	-		(8)
Current derivatives liabilities	32	32	11.3	-		-
Total	37,669	35,761		1,944		(36)

(1)  Loan granted by Orange SA to Orange Bank.

11.2       Profits and losses related to financial assets and liabilities

The cost of net financial debt consists of gains and losses related to the components of net financial debt for the period.

Foreign exchange gains & losses mainly include the revaluation in euros of bonds and bank loans denominated in foreign currencies as well as the symmetrical revaluation, where applicable, of the associated hedges as defined by IFRS 9.

(in millions of euros)	Finance costs, net						Other compre-hensive income
	Cost of gross financial debt (1)	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Reserves
June 30, 2024
Financial assets	-	180	180	27	16		15
Financial liabilities	(587)	-	(587)	(243)	-		-
Lease liabilities	-	-	-	-	(125)		-
Derivatives	80	-	80	178	-		(42)
Discounting expense	-	-	-	-	(54)		-
Total	(507)	180	(327)	(38)	(163)	(528)	(27)
June 30, 2023
Financial assets	-	130	130	21	19		3
Financial liabilities	(562)	-	(562)	(17)	-		-
Lease liabilities	-	-	-	-	(101)		-
Derivatives	30	-	30	(36)	-		(286)
Discounting expense	-	-	-	-	(61)		-
Total	(532)	130	(402)	(32)	(143)	(577)	(283)

(1)  Includes interest on debts related to financed assets of (8) million euros at June 30, 2024 and (6) million euros at June 30, 2023.

At June 30, 2024, the consolidated statement of comprehensive income includes a loss in cash flow hedges amounting to (42) million euros (of which (58) million euros related to fully consolidated entities), against a loss of (286) million euros (of which (277) million euros related to fully consolidated entities) in the first semester of 2023. These effects mainly reflect the hedges, via cross currency swaps, of future coupons on Group debts denominated in foreign currencies:

−     The loss for the first semester of 2024 is mainly due to the increase of the long-term interest rate spread.

−     The loss for the first semester of 2023 was mainly due to the depreciation of the American dollar against the euro and by the increase of the long-term interest rate spread.

11.3       Net financial debt

Net financial debt as defined and used by Orange does not includes Mobile Financial Services activities for which this concept is not relevant and is described in the following table:

(in millions of euros)	June 30, 2024	December 31, 2023
TDIRA(1)	627	643
Bonds	28,400	28,919
Bank loans and from development organizations and multilateral lending institutions	3,476	3,339
Debt relating to financed assets	387	411
Cash collateral received	831	586
Negociable European Commercial Paper	1,003	1,247
Bank overdrafts	285	234
Other financial liabilities(2)	509	615
Current and non-current financial liabilities excluding derivatives included in the calculation of net financial debt	35,518	35,993
Current and non-current derivatives (liabilities)(3)	243	245
Current and non-current derivatives (assets)(3)	(1,050)	(923)
Other comprehensive income components related to unmatured hedging instruments	(150)	(110)
Gross financial debt after derivatives (a)	34,561	35,205
Cash collateral paid(4)	(17)	(21)
Investments at fair value(5)	(3,406)	(2,678)
Cash equivalents	(4,988)	(2,444)
Cash	(3,115)	(3,060)
Other financial assets	(23)	(0)
Assets included in the calculation of net financial debt (b)	(11,550)	(8,203)
Net financial debt (a) + (b)	23,011	27,002

(1) During the first semester of 2024, Orange SA partially repurchased 15 million euros of TDIRA (Perpetual securities redeemable in shares).

(2) Includes the financial liability of 281 million euros relating to the purchase option granted by Orange to Nethys (see Note 4.2.).

(3) At June 30, 2024, the foreign exchange effect of the cross currency swaps hedging foreign exchange risk on gross debt notional is an unrealized gain of 825 million euros.

(4) Only cash collateral paid, include in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

(5) Only investments at fair value, include in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

11.4       Main bonds and bank loans repayments and issuances

During the first semester of 2024, Orange SA redeemed a bond at maturity, on January 9, 2024 for 650 million euros with a coupon of 3,125%.

11.5       Financial assets

The financial assets break down as follows:

(in millions of euros)	June 30, 2024			December 31, 2023

	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	469	-	469	490
Investments securities	469	-	469	490
Financial assets at fair value through profit or loss	182	3,430	3,612	2,871
Investments at fair value (1)	-	3,406	3,406	2,678
Investments securities	165	-	165	173
Cash collateral paid	17	-	17	21
Other	-	23	23	-
Financial assets at amortized cost	387	44	431	415
Receivables related to investments (2)	75	25	100	94
Other	312	19	331	321
Total financial assets	1,039	3,473	4,513	3,776

(1) NEU Commercial papers and bond securities only.

(2) Including loan granted by Orange SA to Orange Bank for 27 million euros.

Note 12     Information on market risk and fair value of financial assets and liabilities (telecom activities)

12.1       Risk management policy

During the first semester of 2024, the macroeconomic events and their consequences on financial market also did not challenge the risk management Group policy related to the financial instruments.

Thus, the Group has continued its hedging policy to minimize its exposure to interest rate and operating and financial foreign exchange risks. Furthermore, Orange has continued to diversify its sources of funding that allow the Group to present the following liquidity position at June 30, 2024:

Liquidity position

(in millions of euros)

Available undrawn amount of credit facilities

Investments at fair value

Cash

Cash equivalents

For specific management of counterparty risk related to customer accounts, see Note 5.

12.2       Orange's credit ratings

Orange's credit ratings have not changed since December 31, 2023.

At June 30, 2024, Orange's debt ratings are set forth below:

	Standard & Poor's	Moody's	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Positive	Stable
Short-term debt	A2	P2	F2

12.3       Financial ratios

The financial ratios described at December 31, 2023 remain respected at June 30, 2024.

12.4       Fair value levels of financial assets and liabilities

No event with a significant impact on the determination of the fair value of financial assets and liabilities has occurred during the first semester of 2024.

Note 13     Mobile Financial Services activities

13.1       Financial assets and liabilities of Mobile Financial Services

The financial statements of Mobile Financial Services activities were put into the format of Orange group's Consolidated Financial Statements and therefore differ from a presentation that complies with the banking format.

In order to improve the readability of financial statements and distinguish the performance of telecom activities from the performance of Mobile Financial Services, the notes related to financial assets and liabilities are split to reflect these two business scopes.

Note 11 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 13 focuses on the financial assets and liabilities of Mobile Financial Services, as its financial results were not material.

The following table reconciles the balances of assets and liabilities for each of these two scopes (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at June 30, 2024.

(in millions of euros)	Orange Consolidated Financial Statements	o/w telecom activities	Note	o/w Mobile Financial Services	Note	o/w eliminations telecom activities / mobile financial services
Non-current financial assets related to Mobile Financial Services activities	274	-		274	13.1.1	-
Non-current financial assets	1,012	1,039	11.5	-		(27) (1)
Non-current derivatives assets	1,088	1,017	11.3	71		-
Current financial assets related to Mobile Financial Services activities	2,144	-		2,152	13.1.1	(8)
Current financial assets	3,473	3,473	11.5	-		-
Current derivatives assets	33	33	11.3	-		-
Cash and cash equivalents	8,148	8,103	11.3	45		-
Total	16,171	13,665		2,542		(36)

Non-current financial liabilities related to Mobile Financial Services activities	68	-	11.3	96		(27) (1)
Non-current financial liabilities	29,775	29,775	11.3	-		-
Non-current derivatives liabilities	228	212		16	13.1.2	-
Current financial liabilities related to Mobile Financial Services activities	1,832	-		1,832	13.1.2	-
Current financial liabilities	5,734	5,743	11.3	-		(8)
Current derivatives liabilities	32	32	11.3	-		-
Total	37,669	35,761		1,944		(36)

(1)  Loan granted by Orange SA to Orange Bank.

The Mobile Financial Services segment includes Orange Bank and its subsidiaries. Given the non-significant contribution of Orange Bank's subsidiaries to the statement of financial position of the Mobile Financial Services segment and to the of the Group is not material, only Orange Bank data is presented in detail below.

13.1.1        Events related to Orange Bank's extinction plan

As part of the extinction of its business, Orange Bank concluded on February 16, 2024 with BNP Paribas a referencing agreement on a solution to offer Orange Bank clients in France an alternative to the termination of their banking relationship, allowing them to be introduced to a third-party banking institution on negotiated terms. At the end of June 2024, more than 100,000 accounts were transferred to BNP Paribas.

At the same time, the Spanish branch has also concluded a referral agreement with Banco Cetelem for its daily banking activity.

On March 26, 2024, the Orange Bank branch in Spain signed the sale of all its loan portfolios with a net book value of 562 million euros (sale of the mobile phone refinancing portfolio at the end of March 2024 and sale of consumer loans made during May 2024). The loss of value resulting from this sale is not significant.

Furthermore, in June 2024, Orange Bank entered into exclusive negotiations with a potential buyer for all of its credit portfolios in France. This operation could be completed in the second semester of 2024.

With regard to the employee departure plan initiated in 2023 by Orange Bank and for which a provision had been recorded as at 31 December 2023, refer to Note 6.3 Restructuring costs.

13.1.2        Financial assets related to Orange Bank transactions (excluding derivatives)

The financial assets related to Orange Bank transactions break down as follows:

(in millions of euros)	June 30, 2024			December 31, 2023

	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	3	-	3	3
Investments securities	3	-	3	3
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	21	-	21	32
Debt securities	21	-	21	32
Financial assets at fair value through profit or loss	33	-	33	38
Cash collateral paid	24	-	24	29
Other	9	-	9	9
Financial assets at amortized cost	217	2,144	2,361	3,397
Fixed-income securities	217	1	218	225
Loans and receivables to customers	-	1,556	1,556	2,394
Loans and receivables to credit institutions	-	586	586	778
Other	-	-	-	-
Total financial assets related to Orange Bank activities	274	2,144	2,417	3,471

Loans and receivables of Orange Bank

Orange Bank’s loans and receivables are composed of loans and receivables from customers and credit institutions.

At the end of March 2024, the loans granted under the refinancing of mobile phones of the Spanish branch for a net book value of 544 million euros was sold to Banco Cetelem and in May 2024, the consumer loans of the Spanish branch with a net book value of 18 million euros were also sold to Banco Cetelem.

At the end of June 2024, Orange Bank’s loans and receivables to customers are therefore located only in France and consist mainly of cash loans for 600 million euros in gross value, excluding outstanding defaults as well as home loans for 843 million euros in gross value, excluding outstanding defaults.

Orange Bank’s loans and receivables to credit institutions for 586 million euros consist mainly of current assets corresponding to day-to-day accounts and loans.

At constant scope, the discount level of credit portfolios in France does not change significantly compared to December 31, 2023.

13.1.3        Financial liabilities related to Orange Bank transactions (excluding derivatives)

(in millions of euros)	June 30, 2024	December 31, 2023
Payables to customers	1,577	2,601
Debts with credit institutions	142	215
Deposit certificates	70	219
Cash collateral deposits	68	73
Other	69	66
Total Financial liabilities related to Orange Bank activities	1,927	3,173

At June 30, 2024, debts related to Orange Bank payables to customers are mainly composed of deposit accounts and special savings accounts for 161 million euros, ordinary customer accounts for 204 million euros and term deposits for 1,182 million euros (including 1,153 million euros in term deposits collected via the Raisin platform).

The first semester of 2024 was marked by a significant drop in deposits following the extinction plan of the Bank and the referencing process concluded with BNP Paribas.

Debts related to Orange Bank operations with financial institutions are mainly composed of accounts and term loans.

13.2       Information on credit risk management related to Orange Bank activities

As part of its extinction plan, the bank stopped marketing loans at the end of February 2024 for the Express Loan and in June for the Désirio and PxF loans. In Spain, Orange Bank sold the mobile phone refinancing portfolio at the end of March 2024 and the Personal Loans portfolio at the end of May 2024.

In this context, Orange Bank is pursuing a prudent provisioning policy. At June 30, 2024, the stock of provisions amounts to 57 million euros.

Over the first semester of 2024, Orange Bank France’s cost of risk amounts to 9 million euros (or 1.0% of the average outstanding amount). The bank does not bear the cost of risk for Spain in this semester, due to the sale of the loan portfolios.

Finally, in 2024, the bank continued to reduce its stock of non-performing exposures by making a loss of 5 million euros in outstandings (mainly on uncollectible demand accounts).

13.3       Information on interest rate and liquidity risk management related to Orange Bank activities

Interest-rate risk management is based on 3 indicators:

−     The interest rate gap, which is the difference between loans and customer deposits by maturity bands. This indicator determines the bank’s rate risk (up or down). Since 2022, the bank has been exposed to higher rates;

−     The sensitivity of the Economic Value of Equity (EVE) which, in accordance with the regulatory methodology, allow to calculate the bank’s sensitivity to a rate shock. This indicator is managed within the limits of the Bank’s risk appetite;

−     The sensitivity of the Net Interest Margin (MNI) amounts to -3.88%, below the threshold of -5%, which could be taken as a good market practice.

The bank manages this interest rate risk through the use of hedge swaps. Items are covered in macro-opening for credit portfolios and in micro-hedging for issues and securities held.

Since the announcement by Orange Group of the extinctive management of the Banking business, Orange Bank has defined a prudent refinancing plan to assess the capital and liquidity needs, and to guarantee their coverage with a certain margin of safety. Liquidity and refinancing risk management is carried out actively through the daily management of internal indicators and compliance with all regulatory requirements and ratios.

As at June 30, 2024 the short-term liquidity ratio (LCR) is in line with internal and regulatory requirements and is maintained at a high level of 754%.

Note 14     Equity

At June 30, 2024, Orange SA's share capital amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

The shares held in registered form for at least two years by the same shareholder are granted with a double voting right. At June 30, 2024, the public sector owns 22.95% of Orange SA's share capital and 29.12% of the voting rights, and the employees of the Group own either within the employee shareholding plan or in registered form 7.71% of Orange SA's share capital and 12.25% of the voting rights.

14.1       Changes in share capital

No new shares were issued during the first half of 2024.

14.2       Treasury shares

As authorized by the Shareholders' Meeting of May 22, 2024, the Board of Directors implemented a new share Buyback Program (the 2024 Buyback Program) and canceled the 2023 Buyback Program, with immediate effect. This authorization is valid for a period of 18 months from the aforementioned Shareholders' Meeting. The 2024 Buyback Program is described in the Orange Universal Registration Document filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on March 28, 2024.

At June 30, 2024, the Company held 1,903,484 of its own shares (of which 920,000 shares in connection with the liquidity contract and 983,484 shares in connection with the LTIP free share award plans (Long Term Incentive Plan) 2021-2023, 2022-2024 and 2023-2025).

During the first semester 2024, Orange delivered 1,544,945 treasury shares to the beneficiaries of the LTIP 2021-2023 free share award plans.

At December 31, 2023, the Company held 2,429,143 treasury shares (of which 1,664,145 under the 2021-2023, 2022-2024 and 2023-2025 free share award plans and 764,998 shares in connection with the liquidity contract).

14.3       Dividends

The Shareholders' Meeting held on May 22, 2024 approved the payment of a dividend of 0.72 euro per share in respect of the 2023 fiscal year. Given the payment of the interim dividend of 0.30 euro per share on December 6, 2023 for a total amount of 798 million euros, the balance of the dividend amounting to 0.42 euro per share was paid on June 6, 2024 for an amount of 1,117 million euros.

14.4       Subordinated notes

Nominal value of subordinated notes

On March 27, 2024, Orange has launched a partial repurchase offer of a tranche for its 1 billion euros deeply subordinated notes with an initial early redemption date of April 15, 2025, and for a tranche of its 1.25 billion euros deeply subordinated notes with an initial early redemption date of October 1st, 2026. On April 5, 2024, following this offer, the Group was able to repurchase an amount of 550 million euros for the first tranche and an amount of 150 million euros for the second tranche. The nominal amounts of the tranches remaining in circulation after this repurchase, respectively amount to 450 million euros and 1.1 billion euros.

Concurrently with this transaction, on April 10, 2024, Orange issued 700 million euros deeply subordinated notes, including an initial early redemption date from December 15, 2030, bearing interest at a fixed reset rate and a fixed coupon of 4.50% until the first reset date.

The amount presented in the "subordinated notes" column of the consolidated statements of changes in shareholders' equity of 4,950 million euros corresponds to the nominal amount recorded at historical value (the bonds denominated in pounds sterling have been fully repaid in early 2023).

Subordinated notes remuneration

During the six months ended June 30, 2024, the remuneration of subordinated notes is as follows:

					June 30, 2024		June 30, 2023
Initial issue date	Initial nominal value (in millions of currency)	Initial nominal value (in millions of euros)	Initial currency	Rate	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)
2/7/2014	1,000	1,000	EUR	5.25%	-	-	(60)	(60)
10/1/2014	1,250	1,250	EUR	5.00%	(4)	(4)	-	-
10/1/2014	600	771	GBP	5.75%	-	-	-	-
4/15/2019	1,000	1,000	EUR	2.38%	(24)	(24)	(24)	(24)
9/19/2019	500	500	EUR	1.75%	(9)	(9)	(9)	(9)
10/15/2020	700	700	EUR	1.75%	-	-	-	-
5/11/2021	500	500	EUR	1.38%	(7)	(7)	(7)	(7)
4/18/2023	1,000	1,000	EUR	5.38%	(54)	(54)	-	-
4/10/2024	700	700	EUR	4.50%	-	-	-	-
Subordinated notes remuneration classified in equity						(97)		(100)
Coupons on subordinated notes reclassified as short-term borrowings						(10)		(2)
Subordinated notes remuneration paid						(107)		(102)

The remuneration of holders is recorded in equity five working days before the annual payment date, unless Orange exercises its right to defer the payment.

The tax impact relating to the remuneration of subordinated notes for 25 million euros is recorded in profit or loss in the period.

14.5       Cumulative translation adjustments

(in millions of euros)	June 30, 2024	June 30, 2023
Gain (loss) recognized in other comprehensive income during the period	(113)	(65)
Reclassification to net income for the period	4	1
Total transaction adjustments in the consolidated statement of comprehensive income	(109)	(65)

The change in translation adjustments recognized in other comprehensive income mainly includes:

−     in the first half of 2024, the (109) million euros decrease is due to the depreciation of several currencies, including the Egyptian pound, partially offset by the appreciation of the Polish zloty and the Jordanian dinar;

−     in the first half of 2023, the (65) million euros decrease is due to the depreciation of several currencies, including the Egyptian pound, partially offset by the appreciation of the Polish zloty;

14.6       Non-controlling interests

(in millions of euros)	June 30, 2024	June 30, 2023
Dividends paid to non-controlling interests(1)	386	374
o/w Sonatel and its subsidiaries	212	202
o/w Orange Côte d'Ivoire and its subsidiaries	55	53
o/w Orange Polska and its subsidiaries	72	51
o/w Jordan Telecom and its subsidiaries	26	25
o/w Médi Telecom and its subsidiaries	19	34

(1) Of which 213 million euros in dividends paid out at June 30, 2024 and 222 million euro at June 30, 2023.

(in millions of euros)	June 30, 2024	December 31, 2023
Credit part of equity attributable to non-controlling interests (a)	3,097	3,285
o/w Orange Polska and its subsidiaries	1,300	1,313
o/w Sonatel and its subsidiaries	988	1,008
o/w Orange Côte d'Ivoire and its subsidiaries	217	247
o/w Orange Belgium and its subsidiaries	187	149
o/w Jordan Telecom and its subsidiaries	182	189
o/w Médi Telecom and its subsidiaries	143	142
o/w Orange Romania and its subsidiaries	9	163
Debit part of equity attributable to non-controlling interests (b)	(11)	(11)
Total equity attributable to non-controlling interests (a) + (b)	3,085	3,274

Note 15     Litigation and unrecognized contractual commitments

15.1       Litigation

At June 30, 2024, the provisions for risks recorded by the Group for all disputes in which the Group is involved (with the exception of liabilities relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions, which are recognized in the corresponding items of the balance sheet) amount to 321 million euros (283 million euros at December 31, 2023). Orange believes that any disclosure of the amount of provisions on a case-by-case basis for ongoing disputes could seriously harm the Group's position.

This note describes the new proceedings and developments in existing litigation having occurred since the publication of the Consolidated Financial Statements for the year ended December 31, 2023.

−     As part of the last compensation proceedings underway in the "enterprise" market segment in France, on May 30, 2024, the Paris Commercial Court fully dismissed Adista's claim against Orange for nearly 25 million euros in damages (updated to the date of judgment) because of the practices sanctioned against Orange by the French Competition Authority in its decision 15-D-20 of December 17, 2015. Adista has appealed the judgment. The proceedings with Adista are still ongoing.

−     In March 2023, in the context of the compensation proceedings between Digicel and Orange (implementation of anti-competitive practices on the mobile and fixed-to-mobile markets in the French Caribbean and French Guiana and sanctioned by the French Competition Authority in 2009), the Supreme Court partially quashed and annulled the Paris Court of Appeal's ruling of June 17,  2020 on the specific point of the progressive nature of the basis on which interests are applied to compensate for the cash flow loss. Orange referred the case to the Court of Appeal which in its ruling dated February 28, 2024 definitively reduced the financial damage awarded to Digicel by the Court of Appeal in 2020 by almost 40%, enabling Orange to obtain a principal repayment of 26 million euros from Digicel. The dispute continues over the interest earned on this sum between the Supreme Court ruling of March 1st, 2023, and the ruling of the Court of Appeal, which Digicel is refusing to pay to Orange. The proceedings are ongoing.

−     As part of the compensation proceedings opposing Bouygues Telecom to Orange regarding the quality of service of its wholesale offers, the Paris Commercial Court, in its ruling dated June 26, 2024, dismissed Bouygues Telecom's claims in their entirety. Bouygues Telecom may still appeal against the judgment.

−     On June 18, 2024, Bouygues Telecom brought an action against Orange before the Paris Commercial Court seeking compensation for alleged losses of 35 million euros suffered because of Orange's failure to comply with its undertakings under article L.33-13 of the French Post and Electronic Communications Code relating to the deployment of optical fiber. Orange considers that these claims are unfounded.

−     Orange Bank is the subject of a landmark dispute in which the plaintiff (the A. consorts) is claiming a total of approximately 310 million euros for the financial loss it claims to have suffered. In January 2024, the Paris Court of Appeal ruled against the A. consorts, who have appealed to the Supreme Court. The proceedings are ongoing.

−     In the dispute between ASSIA and Orange regarding an alleged infringement of two patents relating to the dynamic xDSL line management, and for which ASSIA was claiming a provision of 500 million euros in damages as compensation for its financial loss, which it estimates at 1,418 million euros, ASSIA was served in the United States of America with the judgment of the Paris Judicial Court of September 2023, which dismissed ASSIA's claims in their entirety. ASSIA has contested the service of the judgment. The proceedings are ongoing.

−     In December 2018, the directors of former UK retailer Phones 4U (which is in administration and no longer trading) filed a complaint against the three main UK mobile network operators, including EE, and their parent companies, including Orange. The Phones 4U claim (for an unquantified amount) is currently being challenged in the UK courts. By judgment dated November 10, 2023, the judge dismissed Phones 4U's claim in its entirety. On March 26, 2024, the trial judge granted Phones 4U leave to appeal against the decision. The proceedings are ongoing.

−     A number of shareholder disputes are ongoing between the joint venture comprising Agility and Orange, on the one hand, and its Iraqi co-shareholder in the capital of the Iraqi operator, Korek Telecom, on the other hand. These disputes, which relate to various breaches of contractual documents, are the subject of p-litigation proceedings and arbitral and judicial proceedings in various countries. As part of one of these disputes, on March 20, 2023, an arbitral tribunal set up under the aegis of the International Chamber of Commerce made a final award against Korek Telecom and its main shareholder Sirwan Mustafa Barzani, in the dispute which indirectly (through their joint venture) pits the Kuwaiti logistics group Agility and Orange against their former Iraqi co-shareholder in the capital of the Iraqi operator Korek Telecom. The arbitral tribunal awarded 1.65 billion American dollars in damages to the joint venture and Korek Telecom's former holding company for various breaches of the shareholders' agreement and tortious acts committed by the former Iraqi co-shareholder, including collusion with the Iraqi telecommunications regulator. In addition, on March 19, 2019, following an administrative decree adopted by the Iraqi Ministry of Trade and Industry, the General Register of Companies in Erbil (Iraqi Kurdistan) restored the shareholding structure of Korek Telecom as it existed before Orange and Agility had acquired a stake. As a result, the registration of the Korek Telecom shares in the name of the original shareholders was imposed without any compensation or reimbursement of the amount invested. Orange, thus considered that it was unlawfully expropriated of its investment and on March 24, 2019, sent a notice of dispute to the Republic of Irak based on the bilateral Investment Treaty between France and Iraq. In the absence of an amicable settlement with the Iraqi State, Orange has filed an arbitration request with the International Center for the settlement of Investment Disputes (ICSID) on October 2, 2020. The various proceedings are ongoing.

Apart from the proceedings mentioned above, there are no other open administrative, legal or arbitration proceedings (whether pending, suspended, or threatened) of which Orange is aware, either new or having evolved since the publication of the consolidated financial statements for the year ended December 31, 2023, which have had over the period, or which may have, a material impact on the Group’s financial position or profitability.

15.2       Unrecognized contractual commitments

At June 30, 2024, with the exception of the commitment mentioned below, no major event has impacted the unrecognized contractual commitments described in the 2023 Consolidated Financial Statements.

Under the terms of disposal agreements between Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material disposal agreements provide for caps on these warranties. At June 30, 2024, these include:

−     standard and specific capped warranties granted to Lorca JVCo in connection with the creation of the joint venture MásOrange, expiring in 2027 for businesses warranties (excluded tax warranties) and in 2030 for tax warranties;

−     standard and specific capped warranties granted to Canal+ group in connection with the disposal of OCS and Orange Studio, expiring in 2029 for fundamental warranties and in 2027 at the latest for specific warranties.

As part of the merged of Orange Romania Communications in Orange Romania, the Group granted to the Romanian Telecommunications Ministry ("MRID"):

−     warranties related to the existence of Orange Romania and his ability to conduct his activity as it is the case now, on his share capital and on the absence of collateral of other security interests in its shares;

−     specifics indemnities to pay up to 20% of all damages resulting from a fact or a violation occurred before the merger in certain conditions.

Note 16     Subsequent events

Orange SA: distribution of an interim dividend

As its meeting held on July 23, 2024, the Board of Directors resolved to distribute an interim dividend of 0.30 euro per share in respect of 2024. This interim dividend will be paid in cash on December 5, 2024. The estimated payment amounts to 798 million euros based on the number of ordinary share outstanding at June 30, 2024.

3.     Statement by the person responsible

I certify that based on my knowledge, the first half 2024 condensed consolidated financial statements have been prepared in accordance with the applicable accounting standards and fairly present the assets and liabilities, financial condition, and results of operations of the company and of its consolidated subsidiaries, and that the half-yearly management report fairly presents the material events which occurred during the first six months of the financial year, their impact on the interim financial statements, the main related parties transactions, as well as a description of the main risk factors and uncertainties for the remaining six months of the financial year.

Paris, July 24, 2024

Executive Director Finance, Performance and Development

Laurent Martinez

4.     Statutory auditors’ review report on the half-year financial information

This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

Orange S.A.

Registered office: 111, quai du Président Roosevelt - 92130 Issy-les-Moulineaux

Statutory Auditors’ Review Report on the Half-yearly Financial Information 2024
For the period from January 1 to June 30, 2024

To the Shareholders,

In compliance with the assignment entrusted to us by your general assembly and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code ("Code monétaire et financier"), we hereby report to you on:

−     the review of the accompanying condensed half-yearly consolidated financial statements of Orange S.A., for the period from January 1 to June 30, 2024,

−     the verification of the information presented in the half-yearly management report.

These condensed half-yearly consolidated financial statements were prepared under the responsibility of the Board of Directors the 23rd  of July 2024. Our role is to express a conclusion on these financial statements based on our review.

I - Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France.

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - standard of the IFRSs as adopted by the European Union applicable to interim financial information.

II - Specific verification

We have also verified the information presented in the half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

The statutory auditors,

Paris la Défense, on July 23, 2024 French original signed by, KPMG S.A.		Paris la Défense, on July 23, 2024 French original signed by, Deloitte & Associés

Jacques Pierre Partner	Sébastien Haas Partner	Christophe Partrier Partner
ORANGE

Date: July 26, 2024	By:	/S/ Constance Gest
	Name:	Constance Gest
	Title:	Director of Investors Relations & Financial Communication